14008273

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

SEP 29 2014

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

The Real Hip-Hop Network, Inc.

Commission File Number: 0001497918

DELAWARE

UNITED STATES:

The Real Hip-Hop Network, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

3633– Radio & Television Broadcasting & Communications	**27-2787118**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Atonn F. Muhammad The Real Hip-Hop Network, Inc; 1455 Pennsylvania Avenue, SW, Suite 400, Washington, D.C. 20004	Chief Executive Officer / Chairman of the Board
Mr. Alvin Butler, Jr. The Real Hip-Hop Network, Inc; 1455 Pennsylvania Avenue, SW, Suite 400, Washington, D.C. 20004	Chief Financial Officer
Mr. Matthew Anderson The Real Hip-Hop Network, Inc; 1455 Pennsylvania Avenue, SW, Suite 400, Washington, D.C. 20004	Chief of Staff / Director / Principal
Mr. Abdul Aquil Muhammad The Real Hip-Hop Network, Inc; 1455 Pennsylvania Avenue, SW, Suite 400, Washington, D.C. 20004	Vice-Chairman
Bernard Taft The Real Hip-Hop Network, Inc; 1455 Pennsylvania Avenue, SW, Suite 400, Washington, D.C. 20004	Executive Vice President of Music Programming
Mr. K.W. Ford The Real Hip-Hop Network, Inc; 1455 Pennsylvania Avenue, SW, Suite 400, Washington, D.C. 20004	Chief Information Officer

(c) General Partners of the Issuer N/A

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(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the The Real Hip-Hop Network, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
SSM Media Ventures, Inc. (1)	Preferred Common	0% 52.8%
Accelerated Venture Partners (2)	Preferred Common	0% 23.3%
Mr. Atonn Muhammad (3)	Preferred Common	0% 5.1%
Mr. Abdul Aquil Muhammad (4)	Preferred Common	0% 4.6%
Mr. Matthew Anderson (5)	Preferred Common	0% 4.3%
Mr. Alvin Butler, Jr. (6)	Preferred Common	0% 2.5%
Mr. Bernard Taft (7)	Preferred Common	0% 0%
Mr. KW Ford (8)	Preferred Common	0% 0%

(1) Voting or Investment Power for SSM Media Ventures, Inc. is held by Mr. Atonn Muhammad, The Chief Executive Officer of the Company.
(2) Voting or Investment Power for Accelerated Venture Cpartners, LLC is held by Mr. Timothy Neher. Mr. Neher is the former sole officer and director of the Company, having resigned as sole officer and director on June 13, 2010. Mr. Neher is also the sole manager of Accelerated Venture Partenrs, LLC, a consultant to the Company
(3) Mr. Atonn Muhammad is the Chief Executive Officer and Chairman of the Company, and the Founder of SSM Media, the Company's largest shareholder
(4) Mr. Abdul Aquil Muhammad was an affiliate of SSM Media from 2008 to 2010, and is now an Officer and Director of the Company
(5) Mr. Matthew Anderson was an affiliate of SSM Media from 2008 to 2010, and is now an Officer and Director of the Company.
(6) Mr. Alvin Butler Jr. was an affiliate of SSM Media from 2008 to 2010, and is now an Officer of the Company
(7) Mr. Bernard Taft is the Executive Vice President of Music Programming for the Company
(8) Mr. K.W. Ford is the Chief Information Officer of the Company

(f) Promoters of the issuer

The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004
Phone: (202) 379-3115
Website: http://www.RHN.TV
Email: Muhammadatonn1@aol.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

The Company did not have any Legal Counsel or Underwriters Associated with this Offering at the time of Filing.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both The Real Hip-Hop Network, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate The Real Hip-Hop Network, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept 583,000 shares of common Stock in the Company, representing 2% (two percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds.** Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania

- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity holder of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **The Real Hip-Hop Network, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a Delaware Stock Corporation on May 4, 2010, and established an end of March fiscal year end. The Company Corporate Headquarters is located at 1455 Pennsylvania Avenue NW, Suite 400, Washington, D.C., and the Company phone number is (202) 379-3115.

The Company has 29,150,000 shares of Common Stock Issued and Outstanding, which are held by 51 Shareholders:

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
SSM Media Ventures, Inc. Shareholder 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 15,413,950 Shares Preferred Stock: No Shares	Common Stock: 15,413,950 Shares Preferred Stock: No Shares
Accelerated Venture Partners Shareholder 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 6,800,000 Shares Preferred Stock: No Shares	Common Stock: 6,800,000 Shares Preferred Stock: No Shares
Matthew Anderson Chief of Staff / Secretary 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 1,250,000 Shares Preferred Stock: No Shares	Common Stock: 1,250,000 Shares Preferred Stock: No Shares
Bernard Taft Shareholder 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 500,000 Shares Preferred Stock: No Shares	Common Stock: 500,000 Shares Preferred Stock: No Shares
Mr. Abdul Aquil Muhammad Chief Security Officer 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 1,350,000 Shares Preferred Stock: No Shares	Common Stock: 1,350,000 Shares Preferred Stock: No Shares

Mr. Atonn Muhammad CEO 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 1,500,000 Shares Preferred Stock: No Shares	Common Stock: 1,500,000 Shares Preferred Stock: No Shares
45 other Minority Shareholders Each holding less than 5% of the issued and outstanding Common Stock of the Company	Common Stock: 2,336,050 Shares Preferred Stock: No Shares	Common Stock: 2,336,050 Shares Preferred Stock: No Shares

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

An S-1 Registration Statement originally filed with the United States Securities and Exchange Commission in August of 2013 was withdrawn in August of 2014. No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to proceed with an S-1 filing or to file a Form 10 within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 583,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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The Real Hip-Hop Network, Inc.

Corporate:

The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, D.C. 20004
(202) 379-3115

Offering / Investors:

The Real Hip-Hop Network, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
(213) 407-4386

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units
Preferred Stock Shares having a market value of up to
$5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)
See: Details of the Offering

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

DATED: August 25th, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 14**.

We are offering a maximum of 50,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in The Real Hip-Hop Network, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $500,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $500,000 will be held in an investment escrow account, and only after $500,000 in securities has been sold to investors (FIVE THOUSAND 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $500,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any

Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company submit an S-1 or Form 10 Filing within Twenty Four (24) Months of the close of this securities offering.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	———	$100.00	$0.00	$100.00
Total Minimum	2,000	$100.00	$0.00	$200,000
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Radio & Television Broadcasting Industry Risks

Radio and Television Industry investments are subject to varying degrees of risk. The yields available from equity investments in Radio and Television Broadcasting Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Preferred and Common Stock value could be adversely affected. Income from, and the value of, the Company's products and services may be adversely affected by the general economic climate, Radio and Television Broadcast Media market conditions such as oversupply of related products and services, or a reduction in demand for Radio and Television Broadcast products and services in the areas in which the Company's products and services are located, competition from other Radio and Television Broadcast products and services suppliers, and the Company's ability to provide adequate Radio and Television Broadcast products and services. Revenues from the Company's products and services are also affected by such factors such as the costs of production and general regional and national market conditions.

Because Radio and Television Broadcast Industry investments are relatively illiquid, the Company's ability to vary its products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal of their equity commitment or require the Company to repurchase their respective Stock interests and the transferability of the Company's Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our Radio and Television Broadcast Content will contribute significantly to our operational results, and we will continue to develop new and innovative products to broadcast and expand our distribution of our content in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Radio and Television Media Market;
- Our ability to continuously offer new and improved broadcast products and advertising services;
- Our ability to maintain sufficient broadcast capacity for our broadcast products and advertising services;
- Our ability to maintain efficient, timely and cost-effective broadcast production and delivery of our broadcast products and advertising services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Broadcast Media Technology Industry;
- The level of consumer acceptance of our broadcast products and advertising services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our broadcast products and advertising services. This may require a significant amount of capital to allow us to market our broadcast products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar broadcasting products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Development Stage Business

The Real Hip-Hop Network, Inc. commenced operations in May of 2010 as a Delaware Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that The Real Hip-Hop Network, Inc. will operate profitably.

We are Dependent upon License Agreements for the Development of our Business; this Agreement may be Terminated at Any Time, Without the License Agreement the Development of the Company would be Materially Impacted.

The licensee has the right to terminate the License Agreement at any time by doing the following: By ceasing to use the media content and distribution platforms facilitated by any Licensed Products. Giving Sixty (60) days prior notice of such cessation of Licensee's intent to terminate, and upon receipt of such notice, Licensor may immediately begin negotiations with other potential licensees and all other obligations of Licensee under this Agreement will continue to be in effect until the date of termination. By tendering payment of all accrued royalties and other payments due to Licensors as of the date of the notice of termination and evidencing to the Licensor that provision has been made for any prospective royalties and other payments to which Licensor may be entitled after the date of termination.

The Licensor may terminate the License Agreement if Licensee is in breach or default of the terms or conditions in this Agreement and does not rectify or remedy that breach or default within 90 days from the date of receipt of notice by Licensor requiring that default or breach to be remedied, then Licensor, may alter License granted by this Agreement with regards to it exclusivity, its territorial application and restrictions on its application.

We are Dependent upon Network Agreements with DirecTV and Dish Network for the Development of our Business; these agreements may be terminated at any time. Without the Agreement the Development of the Company would be Materially Impacted

The Company was assigned a binding and enforceable contract with DISH Network that began May 1, 2013 and expires February 28th, 2015. Pursuant to the agreements there are customary subscriber fees, deposits and customary representations and warranties of each of the parties and can be terminated by either party with thirty days written notice. The agreements are intended to allow the Company to launch commercially to a viewership of an estimated 35 Million Subscribers. The Company has started testing the content feed to both DirecTV and DISH Network.

Upon completion of the testing with DirecTV, the Company agreed to pay a non-refundable deposit to DirecTV of $522,000 and $261,000 per week for the first year, $371,000 per week the second year and $391,000 per week the third year for services (all weekly payments are due two weeks in advance of content distribution). The services consist of a national feed to an estimated 18,411,000 households of the programming service currently known as the "Real Hip-Hop Network" and / or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all DirecTV subscribers in the United States on an exclusive designated channel determined by DirecTV. Upon completion of testing with Dish Network, the Company agreed to pay a non-refundable deposit of $1,500,000 and $1,166,000 per month for services (all monthly payments are due in advance of content distribution). The services consist of a national feed to an estimated 14,000,000 households of the programming service currently known as the "Real Hip-Hop Network" and/or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all Dish Network subscribers in the United States on an exclusive designated channel determined by Dish Network.

If the Company fails to complete testing and fails to pay the network fees, the networks will terminate our agreements which could materially and adversely affect our business, operating results and financial condition.

Our Distribution Agreements may contain "Most Favored Nation" provisions that may Inhibit our Ability to Acquire New Distributors or Result in Lower Fees per Subscriber Household or other Adverse Terms Under Existing Agreements. In addition, our Distribution Agreements contain Performance Obligations and Operating Restrictions, and our Business could be Harmed if we Fail to Comply with them

Our distribution agreements may contain "most favored nation" or "MFN" clauses, which are common in the cable television industry. These clauses typically provide that, in the event we enter into an agreement with another distributor with a lower net effective rate per subscriber household or otherwise on more favorable terms, these more favorable terms must be offered to the distributor holding the MFN right, subject to certain exceptions. As a result, MFN clauses may inhibit our ability to enter into new distribution agreements because they may adversely affect affiliate revenue or other rights under existing distribution agreements. However ,the Company may choose to enter into a new distribution agreement at a lower per subscriber rate if the revenue from additional subscribers provided under such agreement would more than offset the decline in affiliate revenue under existing distribution agreements with MFN clauses. In addition, MFN clauses are often complex and require subjective interpretation. In the future, we may enter into distribution agreements with different rate structures than our current agreements, which could add further complexity and subjectivity to comparisons of net effective rates. We could be subject to disputes with our distributors over the interpretation or application of MFN clauses, the outcome of which could materially and adversely affect the terms of our distribution agreements and our business, operating results and financial condition. Further, as is customary, our distribution agreements contain numerous performance obligations and operating restrictions.

For example, these agreements contain programming requirements and restrictions on content and, in some cases, on distribution of that content. Any failure to comply with these requirements and conditions in any distribution agreement could potentially result in reductions in subscriber fees or termination of the agreement, any of which could materially and adversely affect our business, operating results and financial condition.

If our Third-party Suppliers Fail to provide us with Network Infrastructure Services on a Timely Basis, our Costs could Increase and our Operations and Growth could be Hindered

We rely on third parties to supply key network infrastructure services, including uplink, playback, transmission and satellite services, which are available only from limited sources. We have occasionally experienced delays and other problems in receiving communications equipment, services and facilities and may, in the future, be unable to obtain such services, equipment or facilities on the scale and within the time frames required by us on terms we find acceptable, or at all. If we are unable to obtain, or if we experience a delay in the delivery of, such services, we may be forced to incur significant unanticipated expenses to secure alternative suppliers or adjust our operations, which could materially and adversely affect our business, operating results and financial condition.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

In the event only the minimum investment funds ($500,000) are raised, the Company will have sufficient funds available to complete a scaled down launch of its Broadcasting Products and advertising services.

Competition

Competition exists for Radio and Television Broadcast products and services in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with service providers and other Broadcast Marketing and Advertising Media Industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Broadcast Marketing and Advertising Industry may reduce the number of suitable prospective exploration opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Atonn Muhammad, the Company's Chief Executive Officer. The Company would be materially adversely affected if it were to lose the services of Mr. Atonn Muhammad as he has provided significant leadership and direction to the Company.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $500,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of August 1st, 2014 the Company's Management owned approximately 16.5% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock. Upon completion of this Offering, the Company's Management will own approximately 16.5% of the outstanding Common Stock of the Company and 0% of the outstanding Preferred Stock. In addition, SSM Media Ventures, Inc. owned approximately 52.8% of the Company's outstanding Common Stock. SSM Media Ventures, Inc. is controlled by Mr. Atonn Muhammad, the Company's CEO. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGEMENT" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Preferred or Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Preferred or Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock and Common Stock are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Management deem it necessary. As a result, the Company's Preferred Stock and Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred or Common Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred or Common Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred or Common Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE (12) MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock is an equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Broadcast Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Management, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $500,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **The Real Hip-Hop Network, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$500,000**	**10%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$25,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Officers and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Officers and Directors.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

ITEM 6. DESCRIPTION OF BUSINESS

A. The Company:

The Real Hip-Hop Network ("RHN") is an emerging growth company that intends to provide family-appropriate (family-appropriate "meaning it is considered suitable for all members of the average family") Hip-Hop content to a multi-racial/multi-generational demographic through multiple distribution platforms that will initially include cable/satellite television, and through the Company's website at RHN.TV. The Company also intends to utilize broadband, digital and wireless platforms to deliver music, gaming and steaming video to mobile devices and in home gaming systems. RHN currently has exclusive rights to approximately 30,000 hours of content, which is equivalent to 3.4 years.). The Company intends to launch commercially through national subscription TV, estimated within the third quarter of 2013. The Company has beta tested the delivery of live streaming version of its video content on the Company's website RHN.TV.

The Company intends to provide a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content. We are currently evaluating all our options to commercialize our licensed content and platforms. The Company's concept and content has been beta tested and has not been deployed for commercial sale anywhere in the world. Although the Company's technology and platform in ready for deployment each country have different requirements for deployment, so the commercialization process is likely to be lengthy and complex. The Company may employ different strategies in different areas of the world, such as sublicensing deployment and commercialization rights for some territories while retaining rights for other territories.

Revenue: Our primary sources of revenue is intended to come from affiliate fees and advertising. The Company anticipates the first one to three years of revenues will be generated by advertising as we will be paying the providers for the distribution of our content and for the third year and beyond after the Company establishes rating scores the Company intends on generating Affiliate revenues. Affiliate revenues are derived from long-term distribution agreements with cable, satellite and telecommunications operators who pay us a monthly fee for each subscriber household that receives RHN content.

Industry Background

We believe that the way in which young adults consume media and engage with news, information and lifestyle content are undergoing changes. We believe the dynamic preferences and consumption patterns of young adults are not being adequately addressed by traditional media outlets. At the same time, technology is transforming the way media is created, expanding the universe of content creators, altering the cost structure of content production and distribution, and enabling delivery across multiple platforms. The packaging and programming of content is also evolving, enabling new means of distribution capable of rapidly adapting to

changing consumer preferences. As the way young adults engage with news, information and lifestyle content changes, it presents new challenges to networks and advertisers who target the 18-34 year-old audience demographic. The Company believes these challenges could include:

- *Evolution in the media preferences and consumption patterns of young adults.* Young adults want to engage with programming related to news, information and lifestyle, but their consumption patterns have evolved faster than traditional television programming, leaving their needs underserved.
- *Changes in media programming and production.* Digital media tools are designed to enable scalable production with relatively low overhead, open systems and small teams, which has changed the way content can be processed, organized and delivered.
- *Evolution in content creation.* Changes in the means and cost structure of content production and distribution have significantly expanded the universe of potential content creators. As a result, programming can be a conversation between viewers and a network, offering freedom from one-way communication and resulting in unprecedented engagement and participation.

- *Changes in advertising models that drive the media industry.* Advertisers devote the largest portion of their media spending to television. However, the traditional TV advertising model is becoming less effective with young adults, who are changing their viewing patterns.

Market Opportunity

We believe there is a market opportunity to develop an integrated media platform capable of cost-effectively engaging young adults around news, information and lifestyle entertainment, and to build a brand premised on communicating what is going on in the lives of this young-adult generation. We believe there is demand from both young adults and the advertisers who target them for a media platform that engages 18-34 year-olds in pop culture, politics, careers and relationships.

Our media platform is intended to motivate its audiences to make a difference in their lives and communities with a broad and impactful pro-social agenda. In addition, providing a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content provides a compelling way to capture this opportunity.

Hip-Hop Market

Originating an estimated 30 years ago as an "underground" urban music genre popular in a few large U.S. cities, Hip-Hop has evolved and expanded into a broadly popular global entertainment and cultural medium. Business Week reported as early as 2005 that there were an estimated 100 million Hip-Hop fans worldwide, including 50 million in the U.S. The following discussion highlights what the Company believes is distinctive appeal of the Hip-Hop market, focusing on the characteristics that make it ideally suited to support the Company's dedicated programming network. Specifically:

- While it has grown far beyond its music roots, Hip-Hop is fundamentally a media-based industry targeting a media-centric audience. It is estimated that Hip-Hop is the second largest selling music category, trailing only Country (for which, by comparison, there are already three dedicated cable networks). There are at least two Hip-Hop radio stations ranked among the top 10 (based on listenership) in nine of the ten largest U.S. markets.
- Hip-Hop music and culture have broad appeal to a large cross-section of the U.S. teen and young adult population (i.e., individuals aged 12-34). While Hip-Hop retains its popularity and cultural draw in the urban market, the majority of Hip-Hop consumers are Caucasian suburbanites – reflecting the significant (and growing) urban influence on suburban culture. Hip-Hop's broad appeal has made the genre extremely important and attractive to major advertisers seeking to connect with this difficult to reach young audience.
- Leading Hip-Hop entertainers have emerged as "One Man Brands," achieving enormous success in marketing apparel, footwear, video games, etc. – as well as endorsing products and "crossing over" into television and film acting careers.
- Finally, entertainment and "reality" television programming with Hip-Hop themes is increasingly prevalent and popular, while Hip-Hop videos are estimated to be the most popular genre in the MTV Network's music menu as well as the most popular programming category on the Black Entertainment Television ("BET")

The entrepreneurial spirit and savvy of leading Hip-Hop artists initially transformed the marketing landscape by establishing the "One Man Brand." More recently, Hip-Hop entrepreneurs have increasingly intertwined their own initiatives with the activities of major advertisers and Fortune 500 companies.

Programming Strategy

Programming is anticipated to be the company's fundamental strength and the factor that most distinguishes the network from competitors. The Company intends to devote time to current and past Hip-Hop "stars," but will also devote time to emerging artists in the field. In addition, the number of hours of programming the company will devote to news, magazine, lifestyle and reality shows about and/or featuring Hip-Hop artists will be extremely difficult to duplicate by other networks because our network will initially be built with essentially "no cost" music videos which will form the basis of much of its programming schedule, RHN's programming strategy allows for greater ability to manage investment, as the business scales.

Programming Themes and Concepts

The Company intends to be flexible with its programming mix and content to respond to its target market. However, the network's plan is to establish a programming schedule consisting of approximately 45% (11 hours per day) of music video-based entertainment, and about 55% (13 hours per day) of original programming revolving around the Hip-Hop lifestyle and culture. The original programming is expected to be studio-based shows, magazine shows and documentaries/reality shows produced by the Company (e.g., generally modest cost, hosted shows with interviews and some live performances), while the Company will initially utilize the content it currently owns or has right to use, future programming is expected to be acquired and/or bartered from independent producers.

A broad sampling of the specific programming themes and concepts that the network intends to feature include:

- *Music video-based programming*. We intend to air a number of distinct one-hour blocks of Hip-Hop music videos – some of which will be hosted. Some of the programs will be purely music video playback, while others will include interviews, live performances and studio audiences. The legendary show, *Video Juke Box,* is anticipated to be aired, hosted by Ralph McDaniels, known as a pioneer who was the first to produce and host a video music show based around Hip-Hop culture and music. *VR-20 (Video Request Top 20)* will feature the top 20 Rap videos of the day. Hosted by VJs in front of a studio audience, this show will also feature live performances and interviews. *The Real Gritty Top 20* will showcase the day's top 20 underground Hip-Hop videos, selected by viewer request. *Rap World* will feature blocks of international Hip-Hop music videos. *Beauty and the Beats* will feature all female artists. In addition, there will be three other blocks of Hip-Hop videos daily on the network. In all, the Company has approximately 13,500 hours of Hip-Hop music videos including live concerts and an estimated 45% of the programming week will be devoted to blocks of Hip-Hop videos. This content will provide a springboard and a cross-promotional tool for other our original and acquired programming.
- *Live Concert Series.* We intend to air up to six original Hip-Hop concerts per year (approximately 40 hours of content), featuring artists ranging from the well-established to the up-and-coming and these concerts will be repeated throughout the calendar year.
- *News, Magazine Shows, and daily Talk Show*. The Company intends to produce and acquire a number of topical news and magazine shows that detailrelevant news and information about the Hip-Hop community. For example, *One Nation Hip-Hop* will be an "Entertainment Tonight"-style program providing information about the latest TV shows, movies and sitcoms featuring the biggest and hottest Hip-Hop celebrities. It will also feature current album releases and concert tour information. *Analyze This* will feature celebrity guests from diverse backgrounds discussing the issues and controversies behind rap lyrics, and *Hip-Hop Insider* will be a news show featuring politics, news and sports, hosted by RHN VJs. *Mogol* is a Hip-Hop business showfeaturing segments on record industry economics, news on the latest deals of superstar Hip-Hop recording artists, and lifestyle segments with showcases ofhomes, cars and travel destinations of the Hip-Hop elite. *Rap Sheet* is a Hip-Hop news and commentary show featuring writers from Hip-Hop's greatest magazines, including Source, Vibe and XXL. Finally, management has plans for a nightly talk show called *Hip-Hop Late Nite* featuring live guests.
- *Documentary and "Competition" Programming*. We intend to assemble a stable of documentaries and artist profiles/features programs utilizing approximately 10,000 hours of content that the Company has rights to use. *Legend* will chronicle the greatest Hip-Hop legends, while *Behind the Platinum* will showcase

the backstage, behind the scenes scandals, shady deals, violence and murder that exist in the dark corners of the music industry. *Dollar and Dream* will document the rise of Hip-Hop's greatest artists. In addition, *Unsigned Heat* will profile the hottest unsigned MC's in the business. Competition style programming will include *Technics World,* a DJ competition, and *Rap Wars,* a nationwide MC freestyle battle competition. *Rap Superstar* will be an American Idol-style Rap show with celebrity guest judges. In addition, the Company has acquired and will "re-version" extensive footage and pre-produced segments that have been developed by Pseudo Entertainment and others. Much of this content is of high quality and is readily adaptable for television using low cost post-production techniques. This approach mirrors that often used by The History Channel, Biography and others, to develop quality documentary and reality programming at a modest cost.

- *Entertainment Programming* . The Company intends utilize approximately 6,500 hours of content the Company has rights for to round out its programming schedule with a number of entertaining shows designed to appeal to segments of its target audience. These shows include:
    - *Kissed or Dissed* – a dating show chronicling the dates of Hip-Hop singles culminating in whether their partners will be kissed or dissed.
    - *Beneath the World Order* – a Company original animated series.
    - *Flip Side* – a reality show where two people from different worlds switch places.
    - *Chrome* – a program dedicated to Hip-Hop's love affair with cars.
    - *Street Skillz: Street Ball Tournament* – hosted by popular former MTV hosts Ed Lover and Dr. Dre, this show offers the winner of a street
    - basketball tournament a workout with NBA scouts.
    - *Couture with Toni* – a fashion show based on Hip-Hop fashion hosted by the Company's personalities.
    - *Every Woman has a Story* – a show on women and their struggles.
    - *Serve it Up* – this show features Raz B, a former member of pop super group B2K and an actor in the movie about Hip-Hop dance "You Got
    - Served." The show will have top Hip-Hop dance troops compete for cash and prizes in front of celebrity judges.
    - *The Deal* – featuring The Outlawz, this show takes a behind-the-scenes look at their lives both on and off stage, as they struggle to make their own way outside the legacy of legendary artist Tupac Shakur.

- In the event distribution and revenue proceed at a different pace than projected, the Company has the flexibility to adopt a different programming mix (e.g., exhibit more "no cost" music videos) and thereby contain costs.

Key elements of the Company's programming model include:

- *Acquired entertainment programming/partnerships with existing niche producers* . We believe that much of the acquired entertainment programming can be obtained at a modest cost. In addition, by partnering with existing niche producers for the development of certain ongoing original programming, The Company anticipates to be able to obtain distribution rights to a significant amount of content at no cash cost (i.e., on a barter basis). Our production staff will support the creation of an expanded number of programs by these partners and ensure an on-air look consistent with the network's overall format.
- *Acquired and re-versioned documentary programming* . By employing a combination of acquired documentary programming and utilization of postproduction resources to enhance and package footage and segments obtained at little or no cost from sources we will be able to offer an appealing array of documentary-style content at a very feasible total cost.

- *Original studio production* . A significant percentage of our original programming will be studio-based. Most shows (whether news, magazine, talk shows or hosted music video segments) will be hosted by staff VJs and will feature interviews and live performances from Hip-Hop artists looking to promote their latest work. Costs for this programming can be carefully managed. Hosted music video programs will feature wrap-around introductions and commentary produced efficiently in the studio, as well.
- *Opportunity for multiple airings* . Much of the Company's programming can be aired on multiple occasions, providing viewers with additional opportunities for viewing the content, while also minimizing costs. Given the network's reliance on music videos, most of our annual programming needs will be constantly refreshed at little or no cost, as music labels/record companies will provide new releases of music videos on a continual basis. This is expected to account for about 3,600 hours of the approximate 8,000 hours of annual programming needed by the Company. The remaining programming hours will be filled with modest-cost acquired programming and no-cost bartered programming, as well as original Company productions. Acquired programming is expected to be repeated as many as ten times and original Company productions are expected to be repeated on averages many as six times.

DISTRIBUTION AND MARKETING STRATEGY

The strategy is to provide content to its audience across all available media outlets: Broadcast TV, Broadcast Radio, Cable/Satellite, Broadband Internet, Print, mobile video, and gaming systems. The Company currently has binding and enforceable contracts with DirecTV and DISH Network, which will allow the Company to launch commercially to a viewership of an estimated 32 million subscribers. The aforementioned contracts were assigned to the Company on August 14, 2013 through a license agreement as described in the "Description of Business" section.

Management believes that the network's programming will attract viewership and that the network's concept will engender strong grass roots support from Hip-Hop fans. As such, the network's overall distribution and consumer marketing strategy is focused on the following:

- Exposure. Marketing our network with key strategic partners, such as Fortune 500 companies, which are now recognizing the enormous size of the Hip-Hop Community. We will appoint a sales team to utilize approach on large and multiple opportunity advertisers.
- Grass roots support "Word of Mouth". We intend to pursue grass roots marketing campaigns and develop launch and other promotional events that will attract Hip-Hop fans. These activities are intended to create broadened awareness of and interest in the network among Hip-Hop fans throughout the country. This method is designed to have the fans of RHN actively encouraged to support the network's distribution efforts through follow-up targeted marketing campaigns.
- Sponsorship: Promoting our services at television media industry shows as well as Hip-Hop events across the country and early stage advertising, in areas of potential viewership
- Source magazine promotion. The Company intends to consistently promote the Hip-Hop Network and encourage grass roots support through its widely read partners and influential Source and Vibe magazines. Source and Vibe reaches the core of the Hip-Hop fan base – and provides a very effective means for stimulating "word-of-mouth" about the Real Hip-Hop Network.

Radio

The Company intends to acquire Local Marketing Agreements with broadcasters in strategic markets in the United States. Broadcast affiliates have already been identified. This strategy will create a radio presence for the Real Hip-Hop Network Brand with cross promotion capability with its broadcast foot print starting in New York City, NY, Los Angeles, CA, Chicago, IL and Washington, DC.

Digital Content Delivery

The Company intends to have broad distribution through digital platforms to cross promote our brands and sell digital content subscriptions through our web and TV properties. Ringtones, Wallpaper, and Music Video Downloads may be made available for a monthly subscription fee. The Company also intends to leverage its television viewing audience to create a mobile text community. The network has a short code that will be used to get gain revenue through fee-based music video or contest voting like other television shows.

Smart Phone Media Distribution

According to CTIA-The Wireless Association® an international nonprofit membership organization that has represented the wireless communications industry since 1984 states that the cell phone universe has over 300 million mobile subscribers, and the number of smart phone users will exceed 70 million in the U.S. in 2011. The Company intends to have mobile applications platforms and use existing platforms to make available a mobile version of its channel to be streamed live to all smart phones.

Broadband

RHN.TV intends to create a virtual audience build out from the channels national fan base. The network will stream its channel to the site live 24 hours a day and post popular shows on the site to be viewed on-demand. Free RHN.TV e-mail addresses will be made available to the public as well as social networking and video file sharing like youtube.com. Premium digital content will be bought and sold online. RHN.TV will use existing popular social networking platforms to create and maintain an active and growing network of RHN fans and supporters.

Web-Based Marketing

Critical to producing visibility and traffic is the use of the Web for advertising. We intend to have a campaign which will increase traffic and contribute to "brand recognition" and "brand loyalty" through a combination of search engine listings with meta-tags that produce search results in the top 10 on listings for Hip-Hop information. With the advent of WebTV, we believe that the prospect of entering more homes as a menu option delivered by a portal site like AOL or Google could enhance media exposure and visitation. The advent of broadband Internet services will be important but will not reduce our primary presence on "standard" television.

Affiliate Sales Strategy

The Company understands that opportunities for new networks to secure analog and even digital basic distribution are extremely limited and often require significant launch incentive payments that substantially increase the investment associated with the network. Further, we are aware that its core audience is both highly coveted by advertisers and intensely interested in the network's subject matter. For these reasons, the Company believes it can succeed as a service distributed via digital tiers and plans to seek inclusion in reasonably priced digital programming tiers that target a young adult audience.

In addition to positioning the network for tiered distribution, management intends to aggressively pursue early stage distribution by alternative video providers, most notably the major telephone companies. It is believed that securing distribution via these outlets will significantly enhance prospects for carriage among the more established cable and satellite distributors. Specifically, both Verizon and SBC have publicly announced plans to offer a range of programming choices that far exceeds anything currently available to consumers. Further, because these companies are collectively building their fiber-based distribution networks in nearly every major market in the country, widespread carriage of RHN may place pressure on cable and satellite distributors on essentially a nationwide basis with a particular emphasis on the markets where the Hip-Hop's appeal is likely to be greatest.

The Company intends to focus its distribution and consumer marketing efforts on major urban markets with significant African-American population concentrations and where Hip-Hop-formatted radio stations are consistently among the leading local radio outlets.

Advertising Sales Strategy The Company's advertising sales strategy centers on leveraging three primary strengths: (1) the appeal of its target audience; (2) unique cross-media packaging opportunities; and (3) the network's expected major market concentration. The Company's ability to capitalize on these key strengths is anticipated to be supported by strategic alliance within young adult marketing organizations. Our advertising sales attributes are outlined in additional detail below:

- Attractive audience demographics and strong appeal to major advertisers. We believe the Hip-Hop audience is concentrated in the hard-to-reach 12-34 demographic and major advertisers are aligning with Hip-Hop personalities as a means for reaching this demographic with extraordinary results.
- Niche appeal to selected key brands/product categories. We believe that in addition to Hip-Hop's appeal to major advertisers, the culture/lifestyle is closely aligned with certain brands and product categories, including clothing and footwear lines designed by or for Hip-Hop artists, as well as selected other products in the automotive, beverage and retail category. The Company intends to provide a natural vehicle for these advertisers to reach a loyal and lucrative customer base.
- Magazine partnership. We intend to partner with Hip-Hop magazines that will enable the Company to advertise in proven print media outlets that hold strong appeal and have an established market position in the Hip-Hop segment.
- Concentration in major markets. It is anticipated that the Company's initial distribution will be concentrated in the country's largest television markets but the exact locations not been finalized. These indemnified markets will have the highest priority for major advertisers and the Company may be able to interest larger advertisers even in its early stages of development.

COMPETITIVE ENVIRONMENT

Competitors to what the Company is offering include, but are not limited to:

- *MTV Networks* . Following its launch as the first video music network in 1981, Viacom subsidiary Music Television (MTV) changed the television landscape and ultimately the music industry. In 2009, MTV was among the most widely distributed cable networks, available to over 98 million homes. While still effectively targeting the 12-34 demographic, MTV has substantially changed its programming format in recent years to feature reality programming such as *The Real World* and other series' such as the popular *Pimp My Ride* .
- *BET Networks* . Black Entertainment Television (BET) launched in 1980. In 2009, BET was available to 90 million homes worldwide. BET provides a range of programming intended to reflect African-American culture, including educational programs, sports, public affairs and music content. Further, the popularity of BET's music programming led the organization to develop BET Jazz – which is available to approximately over 11 million homes and features jazz videos, films and documentaries.
- *TV One* . TV One targets African American adults (i.e., the 25-54 demographic) with a mix of lifestyle programming, classic series, movies, fashion and music content. With ownership including Radio One, Comcast and DIRECTV, TV One is estimated to have attained distribution to 18 million homes in its first year of operation, and is current available to 48 million households. This network reflects the subscription TV industry's growing interest in enhancing its appeal to the African American market.
- *VH1 Networks* . Also owned by Viacom, the VH1 family of networks provides a range of music video and music-centered programming – geared primarily to the 25-54 demographic. In 2009, VH1 was available to 97 million households.

- *FUSE* . Owned by Rainbow Media, FUSE promoted itself as the "only all-music, viewer-influenced television network." FUSE programming includes music videos, artist interviews, live concerts and specials that emphasize "alternative" rock. In certain respects, FUSE is suggestive of the potential for RHN – as a truly music-centered alternative to the MTV family, with a concentrated emphasis on the 12-34 demographic and a particular, popular music-based lifestyle.

The Company intends to differentiate itself through a full-time focus on Hip-Hop content, the range of its coverage of the Hip-Hop culture, its unique understanding of the Hip-Hop lifestyle that emanates from direct involvement in the industry, and its focus on delivering higher-quality, family-appropriate Hip-Hop content to a multi-generational demographic.

GOVERNMENT REGULATIONS

The scope of communications regulations to which we or our distributors are subject varies from country to country. Typically, video programming regulation in each of the countries in which we or our distributors operate or plan to operate requires that domestic broadcasters and platform providers secure certain licenses from the domestic communications authority. Additionally, most nations have communications legislation and regulations that set standards regarding program content and the content and scheduling of television advertisements. Most nations also have legislation and regulations that provide that a certain portion of programming carried by broadcasters or multi-channel video programming distributors be produced domestically and to some degree be sourced from domestic production companies that are independent of the distributor. Some jurisdictions in which we plan to operate have strict censorship of content, and prohibited content may vary substantially over time.

In most countries, communications regulations are generally subject to periodic and ongoing governmental review and legislative initiatives that may affect the nature of programming we are able to offer and the means by which it is distributed. For example, the U.S. Federal Communications Commission, or FCC, is considering expansion of the exclusivity ban on programmers affiliated with cable operators to programmers affiliated with satellite networks. Any such restrictions, if adopted, could adversely affect our ability to negotiate with satellite programming distributors should we become subject to any such rules. In addition, some policymakers maintain that cable and satellite operators should be required to offer programming to subscribers on a network-by-network, or á la carte, basis or to provide "family friendly" program tiers. The unbundling or tiering of program services could result in reduced subscriber households and advertising revenues and increased marketing expenses. The timing, scope or outcome of these reviews and initiatives could be unfavorable to us, and any changes to current communications legislation or regulations could require adjustments to our operations.

The laws relating to the liability of providers of online services are currently unsettled both within the U.S. and abroad. Claims against other companies with online businesses similar to ours have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection, tort, unlawful activity, copyright or trademark infringement or other theories based on ads posted on a website and content generated by a website's users. Compliance with these laws is complex and may impose significant additional costs on us and restrictions on our business. Any failure to comply with these laws could subject us to significant liability.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition or Sale of the Company

There can be no assurance that a liquid market for the securities will develop, or if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the securities and investors wishing to sell the securities might therefore suffer losses.

J. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Television and Radio Broadcast Company.
- Delaware Stock Corporation (Formed May of 2010).
- 100,000,000 Shares of Common Stock Authorized, 50,000,000 Million Shares of Preferred Stock Authorized
- TWENTY NINE MILLION ONE HUNDRED FIFTY THOUSAND (29,950,000) Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

K. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

L. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, and other unforeseen events.

M. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development and growth of the Company's Broadcast Marketing and Advertising products and services. See "USE OF PROCEEDS" section.

N. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $500,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

O. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

o Company Founders & Current Shareholders	0%
o New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

o Company Founders & Current Shareholders	98%
o New Shareholders	2%

P. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

Q. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

R. Company Convertible Securities

The Company, at the completion of this Offering will have 50,000 9% Convertible Preferred Stock Shares Issued if the total amount offered herein is sold.

- ***Terms of Conversion or Repurchase by the Company:***
    - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
        - YEAR 2: (Shareholder Conversion Option)
            - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
        - YEAR 3: (Shareholder Conversion Option)
            - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
        - YEAR 4: (Optional Conversion Option)
            - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

S. Stock Option Plan

The Company's Employee, Director and Consultant Stock Plan ("The Plan") was established in June of 2011 by the Company to attract and retain persons eligible to participate in the Plan, motivate Participants to achieve long-term goals, and further align Participants' interests with those of the Company's other stockholders. The Plan is adopted as the Effective Time, subject to approval by the Company's stockholders within twelve months before or after such adoption date. Unless the Plan is discontinued earlier by the Board, no Award shall be granted hereunder on or after the date ten years after the effective date.

The Plan shall be administered by the Administrator; provided, however, that, if at any time no Committee shall be in office, the Plan shall be administrated by the Board. The Plan may be administrated by different Committees with respect to different groups of Eligible Individuals.

The Administrator shall have the authority to grant Awards pursuant to the terms of the Plan to be Eligible Individuals; provided, however that each Eligible Individual must be an Officer, Employee, Director or Consultant of the Company or of an Affiliate at the time the Award is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of an Award to a person not then an officer, employee, director or consultant of the Company or of an Affiliate; provided, however, that the actual grant of such Award shall be conditioned upon such person becoming an Eligible Individual at or prior to the time the Award is granted. Participation shall be limited to such persons as are selected by the Administrator. The granting of any Award to any individual shall neither entitle that individual to, no disqualify such individual from, participation in any other Awards.

Subject to adjustment, the aggregate number of shares of Stock which may be delivered under the Plan shall not exceed a number equal to 25% of the total number of shares of Stock outstanding immediately following the Effective time, assuming for this purpose the conversion into Stock of all outstanding securities that are convertible by their terms (directly or indirectly) in stock; provided, however, that, as of January 1 of each calendar year, the maximum number of shares of Stock which may be delivered under the Plan shall automatically increase by a number sufficient to cause the number of shares of Stock covered by the Plan to equal 25% of the total number of shares of Stock then outstanding, assuming for this purpose the conversion into stock of all outstanding securities that are convertible by their terms (directly or indirectly) into Stock.

To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary thereof because the Award expires, is forfeited, canceled or otherwise terminated, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

In the event of any Company stock dividend, stock split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, corporate separation or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company stockholders other than a normal cash dividend), sale by the Company of all or a substantial portion of its assets (measured on either a stand-alone or consolidated basis), reorganization, rights offering, partial or complete liquidation, or any other corporate transaction, Company share offering or other event involving the Company and having an effect similar to any of the foregoing, the Administrator may make such substitution or adjustments in the (A) number and kind of shares that may be delivered under the Plan, (B) additional maximums imposed in the immediately preceding paragraph, (C) number and kind of shares subject to outstanding Awards, (D) exercise price of outstanding Stock Options and Stock Appreciation Rights and (E) other characteristics or terms of the Awards as it may determine appropriate in its sole discretion to equitably reflect such corporate transaction, share offering or other event; provided, however, that the number of shares subject to any Award shall always be a whole number.

T. Stock Options

Stock Options may be granted alone or in addition to other awards under the plan and may be of two types: Incentive Stock Options and Non-Qualified Stock Options. Any Stock Option granted under the plan shall be in such form as the Administrator may from time to time approve.

The Administrator shall have the authority to grant any Participant Incentive Stock Options, Non-Qualified Stock Options or both types of Stock Options (in each case with or without stock appreciation). Incentive Stock Options may be granted only to employees of the Company and its subsidiaries. To the extent that any Stock Option is not designated as an Incentive Stock Option or, even if so designated, does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option. Incentive Stock Options may be granted only within ten years from the date the plan is adopted, or the date the Plan is approved by the Company's stockholders, whichever is earlier.

Stock Options shall be evidenced by option agreements, each in a form approved by the Administrator. An option agreement shall indicate on its face whether it is intended to be an agreement for the Incentive Stock Option or a Non-Qualified Stock Option. The grant of a Stock Option shall occur as of the date of the Administrator determines.

Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Optionee affected, to disqualify any Incentive Stock Option under Section 422 of the Code.

U. Stock Appreciation Rights

Stock Appreciation Rights may be granted either on a stand-alone basis or in conjunction with all or part of any Stock Option granted under the plan. In the cast of a Non-Qualified Stock Option, such as rights may be granted, either at or after time of grant of such Stock Option. A Stock Appreciation Right shall terminate and no longer be exercisable as determined by the Administrator, or, if granted in conjunction with all or part of any Stock Option, upon the termination or exercise of the related Stock Option

V. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

W. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

X. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $500,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $500,000 will be held in an investment escrow account, and only after $500,000 in securities has been sold to investors (Five Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

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X. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of The Real Hip-Hop Network, Inc.

The Company

The Real Hip-Hop Network, Inc. is a Delaware Stock Corporation.

Company Managers

Biographies of all Managers can be found starting on Page 39 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Voting Rights Preferred Stock has NO VOTING RIGHTS

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $500,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $500,000 will be held in an investment escrow account, and only after $500,000 in securities has been sold to investors (FIVE THOUSAND 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading The Company intends to prepare an application to the U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015 or 2016.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 1455 Pennsylvania Avenue NW, Suite 400, Washington, D.C. 20004. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. The current officers and directors will serve for one year or until their respective successor(s) are elected and qualified.

Name	**Position**	
Mr. Atonn F. Muhammad	***Chief Executive Officer & Chairman of the Board***	***Age:41***

Mr. Muhammad is Chief Executive Officer and Chairman of the Company's Board of Directors. Mr. Muhammad is a seasoned, successful entrepreneur with strong, deep ties to the television programming and music industries and communities. He continues to hold the position as CEO at Real Hip-Hop Network Broadcast Corporation, a position that he has held since 2003. Mr. Muhammad was also the co-founder and Chief Executive Officer of SSM Media Ventures, Inc., from 2008 to 2011. Prior to the inception of SSM Media Ventures, Inc. and Real Hip-Hop Network Broadcast Corporation, Mr. Muhammad was a financial advisor with Morgan Stanley from 2000 to 2001. Mr. Muhammad was also the co-founder and CEO of SSM Media Entertainment Group, Inc., from 2000 to 2003. SSM Media was a telecommunications media firm created to provide television programming services to diverse, global markets through satellite and cable distribution. Prior to SSM Media and Entertainment Group, Inc., Mr. Muhammad was the CEO of RAAMM Enterprises, Inc., a successful concert promotions company that he was with from 1993 to 1998.

Mr. Muhammad has been featured on CNN / CNN Headline News / BET / The Hollywood Reporter and Billboard Magazine. Mr. Muhammad has been making waves in the industry through his efforts to debunk the commonly held image of Hip-Hop being associated with misogyny, excessive violence, and Pimp culture. He has been on speaking tours with Bill Cosby and has gone all across this country spreading his message. Mr. Muhammad was educated at the University of Miami and was a running back for the school's nationally acclaimed football team.

Mr. Alvin Butler, Jr.	***Chief Financial Officer & Treasurer***	***Age: 32***

Mr. Butler has a strong background in financial management, and has been the Company's Chief Financial Officer and Treasurer since July of 2011. Prior to joining the Company, Mr. Butler was the Chief Financial Officer at SSM Media Ventures from 2007 to 2011. Mr. Butler's role with SSM Media Ventures was to maintain the financial stability of the Company and all of its properties worldwide. As SSM Media Ventures expanded its reach, Mr. Butler ensured that funds were allocated and managed appropriately for the success of the companies. Mr. Butler also regularly communicated with shareholders and secured key partnerships with other financial experts and industry specialists to ensure success. Mr. Butler was also the Chief Financial Officer of American Home Investment Group, Inc. from 2000 to 2005 where he led and arranged the funding for several key acquisitions. Mr. Butler has played a key role in many development projects including real estate, media, and global commerce. Mr. Butler has a passion for financial systems and management and business development.

Mr. Matthew Anderson	***Chief of Staff & Secretary***	***Age: 31***

Since July of 2011, Mr. Anderson has been the Chief of Staff and the Secretary of the Company. Mr. Anderson is an experienced entrepreneur and business leader. Prior to joining the Company, Mr. Anderson was Chief of Staff at Real Hip-Hop Broadcast Corporation from 2007 to 2011, where he facilitated key partnerships and business opportunities. He was the former President and Chief Executive Officer of American Home Investment Group, Inc. from 2005 to 2008, where he specialized in acquiring and developing commercial and residential real estate projects where the deal sizes ranged from a few million dollars up to eighty million dollars. Prior to American Home Investment Group, Inc., Mr. Anderson was an Operations Manager with United Parcel Service from 2000 to 2004.

Mr. Aquil Muhammad ***Vice Chairman***

Mr. Abdul Aquil Muhammad got his start in the security industry. Mr. Muhammad took his skills and experience and started a successful contract security firm where he was President and Chief Executive Officer. His firm received accolades for outstanding service from the Mayor of Baltimore and the Housing and Urban Development Secretary. Mr. Muhammad built his company from start-up into a multi-million dollar business. He is an experienced investor and entrepreneur that has been involved in multiple start-ups in fields such as: Fashion, Food, Music, Television and Entertainment. He was one of the early investors in University Records, started by Mr. Haqq Islam. The label launched such notable talents as Dru Hill, Sisqo, Mya and Pure Soul. Mr. Muhammad currently serves as the Vice Chairman of the Real Hip-Hop Network.

Mr. K.W. Ford ***Chief Information Officer***

K.W. Ford matriculated at the University of Miami, and completed his Bachelor's Degree in Business Management and Organization. He worked in the government for seven years for two different agencies, and during that time he returned to school at Strayer University to hear his second Bachelor's Degree in Networking, graduating Summa Cum Laude. Also, Mr. Ford embarked on this third degree program at Strayer University, and there, Mr. Ford attained a Masters Degree in Information Systems. Mr. Ford started and entrepreneurial venture, a computer security company that consulted on network security issues for home-based businesses. He has taken all of his education, experience and talents to his new position as Chief Information Officer for The Real Hip-Hop Network.

Mr. Bernard Taft ***Chief Information Officer***

Mr. Taft was an international performer with a popular hip-hop group known as the Section Eight Mob. Section 8 was one of the first hip-hop groups to get national exposure from the D.C. area. Mr. Taft was also featured in a motion picture with award winning actor Morgan Freeman entitled "Guilty by Association". He expanded his knowledge of the music industry as a member of the group. After his tenure with Section 8, Mr. Taft went on to create his own label and cultivated the careers of various artists

Mr. Timothy J. Neher ***Founder***

Founder, President, Secretary, Treasurer and sole director of the Company from its founding in May of 2010 through July of 2010 when Mr. Heher resigned his positions. Neher is the founding partner of Accelerated Venture Partners, LLC, a private venture capital firm based in Foster City, California, and has over twenty years of experience in connection with the provision of debt and equity financing, mergers, and public offering transactions. Mr. Neher has been on the Board of Directors for Virolab, Inc., a public reporting company since 2010 and the acting Chief Financial Officer, and Treasurer and Director of Mikojo, Inc., a public reporting company. Mr. Neher is also Director of Pinpointed Solutions, Inc., ssssssa private company since 2008, Direcotr of Ipaypod, Inc., a private company since 2007 and Director of Internet Card Present, Inc., a private company since 2007. He is also the President, Secretary and sole Director of the following public reporting companies: Accelerated Acquisitions XVII, XIX. Within the past five years Mr. Neher has been the founder of the following public reporting companies, Accelerated Acquisitions I, II, III, IV, V, X, XI, XII, XIII, XIV, XV, XVI, XVIII, XX, XXI and XXIL. Prior to founding Accelerated Venture Partners, Internet Card Present Industries, Pinpointed Solutions and Ipaypod, Timothy was Chairman and Chief Executive Officer of Wherify Wireless, a private to public company from 1999 to 2007.

On May 4, 2010, the Registrant sold 5,000,000 shares of Common Stock to Accelerated Venture Partners, LLC for an aggregate investment of $2,000.00. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act. On July 19, 2011 the Company entered into a Consulting Services Agreement with Accelerated Venture Partners, LLC described in the "Certain Relationships and Related Transactions" section of this Offering. Mr. Neher had no prior relationship with SSM Media Ventures or the Real Hip-Hop Network, Inc.

There are no family relationships between our officers and directors. Each director is elected at our annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until their successor is elected and qualified.

ADVISORY BOARD:

The Company has assembled an advisory board in which the members have no fiduciary duty to the shareholders or company in July of 2013, consisting of business professionals with relevant media industry experience to advise the company in both direct operations and to keep the company informed on various business, legal and financial trends that may affect management and our business. The Company executed Advisory Board Consulting and Compensation Agreements with Mr. Craig Mateus, Mr. Joseph Abrams, and Mr. Scott R. Royster effective November 21st, 2013, setting forth acceptance by the Individual Advisors below of their respective appointments, terms and conditions of service, and compensation.

Mr. Craig Mathues

Mr. Mathues is a seasonsed business professional and entrepreneur with over 30 years of experience in business-to-business sales and wholesale retail distribution. From 1981 to 1984, Mr. Mathues was a key account manager fro Duracell Batteries in New York where he mastered business sales working with established retail brands. From 1984 to 1997, Mr. Mathues established himself as leading key account salesman at Buster Brown Apparel in New York, where he was known for setting high standards and meeting and exceeding company wide sales goals. From 1997 to 2003, Mr. Mathues was Founder and CEO of New Jersey Kids, a unique mobile apparel firm providing niche products directed towards mothers and children. From 2003 to the present, Mr. Mathues co-Founded Any Miller Global Sales, LLC, a leader in discount wholesale clothing and distribution. Andy Miller Global supplies clothing to a number of major discount department stores nationwide. Craig Mathues currently serves as a Chairman of the Real Hip-Hop Network, Inc. Board of Advisors. Mr. Mathues graduated with a degree in Business Administration from the University of Delaware in 1981.

Mr. Joseph Abrams

Mr. Abrams is a Co-Founder of MySpace. Mr. Abrams co-founded Intermix, the parent company of MySpace in 1998. He served as Advisor to Atigeo LLC. Prior to that, he co-founded The Software Toolworks, Inc. in 1983. Mr. Abrams made it through two boom periods – in the 90's he ran Software Toolworks, which was sold for around $450 Million USD, and then he did it again with MySpace, which sold to Newscorp for $580 Million USD. Mr. Abrams specializes in working with micro-cap and small-cap companies to builder shareholder value. He serves as an Executive Officer for 51144 Inc. He serves as Chairman of Ckrush Digital Media, Inc. He has been Chairman of the Board of Adex Media, Inc., since August of 2009. He served as Chairman of the Board of Advisors at Virtual Piggy, Inc. (a/k/a, "Moggle, Inc") since 2011. He serves as a Director of Atigeo, LLC. He serves as a Member of Advisory Board at AlphBird, Inc. He serves on the Board of Advisors for Akeena Solar (Nasdaq: AKNS). He serves as a Member of Advisory Board at Public Media Works, Inc. He has been Director of AdEx Media, Inc. since August of 2009. He serves on the Board of Advisors of Mimvi, Inc. He served as a Member of the Advisory Board at Image Metrics, Inc. since 2009. He holds a BA and JD. He hods an MBA in Finance from William E. Simon Graduate School of Business at the University of Rochester.

Mr. Scott R. Royster

Scott Royster spent more than half of his career at Radio One, Inc., one of the largest media companies targeting the African American Market. He joined Radio One as its Chief Financial Officer in 1996. At the time, the Company owned seven radio stations in two markets, and over the course of the next twelve years, he helped build the company into a diverse media conglomerate which, at peak size, owned more than 70 stations in 22 markets, a cable channel (TV One), content and publishing assets and a growing Internet presence. Among many other things, Mr. Royster was responsible for the Company's IPO and many follow on offerings and helped raise more than $3 Billion of capital over the course of his tenure. In 2006, Mr. Royser was named the Broadcasting Industry's CFO of the Year by Institutional Investor Magazine. Mr. Royster has also spent many years as a private equity investor having worked for several firms over the course of his career, including chemical Venture Partners, Capital Resource Partners and TSG Capital Group, the last of which was, at the time, the largest private capital firm owned and operated by African Americans. My Royster's investment experience spans a multitude of industries and investment sizes and he has sat on numerous corporate boards over the years, including the Board of Directors of HRH, Inc., a NYSE-listed company that was successfully sold to Willis Group (NYSE: WSH) in 2008 for more than $2 Billion USD. In addition to his business interests, Mr. Royster has many philanthropic interests and has sat on the Board of the Areana Stage Theatre in Washington, D.C., as well as the Board of Visitors of Duke University and the Visiting Committee of the Harvard Business School. Mr. Royster is a graduate of Duke University as well as HBS. He is currently a member of the Board of Trustees at The River School in Washington, D.C.

Mr. Reggie Hudlin

Reginald Hudlin is a Harvard Graduate and pioneer of the modern black film movement, creating movies like House Party, Boomerang and Bebe'S Kids, which are some of the most profitable and influential films of his generation. He served as President of Entertainment for BET from 2005-2008. He is the executive producer and writer of the animated Black Panther series currently available on DVD. He was the writer of the Marvel Comics series *Black Panther* from 2005 to 2008, most notable for the 2006 storyline "Bride of the Panther," which saw the characters Storm and the Black Panther wed. Hudlin was executive producer of The Boondocks and has directed hit shows like Modern Family, The Office, The Middle, Psych and Outsourced. Hudlin most recently produced the new Quentin Tarantino film Django Unchained which will be distributed by the Weinstein Company and Sony Pictures.

Mr. Carl Page

Mr. Page was a co-founder of eGroups, Inc., where he helped build a network of 14 million users who relied on eGroups to support Web-based collaborative work efforts. eGroups was eventually acquired by Yahoo! and is today known as Yahoo! Groups. A serial entrepreneur and investor based in the Bay Area, Mr. Page's experience ranges from hardware to Internet companies, and from startups to large multinationals. He has previously held positions at Microsoft and Mentor Graphics. He sits on various boards, including the Michigan State University Computer Science and Engineering Advisory Board, the National Advisory Committee to Electrical Engineering and Computer Science and the Michigan Memorial Phoenix Energy Institute at University of Michigan, and the Business Advisory Board of Insilicos LLC. Carl is a graduate of the University of Michigan, with a BSE in computer engineering (1986) and an MSE (1988).

Vada Manager

Vada O. Manager, senior counselor in APCO Worldwide's Washington, D.C. office, is a premier global business and communication strategist with particular expertise in sport and product marketing, branding and positioning, crisis management, litigation communication, government relations and issues management.

Before joining APCO in 2010, Mr. Manager was founder and CEO of Manager Global Consulting Group, an independent consultancy based in Phoenix, Ariz. Prior to founding Manager Global Consulting, he was senior director of global issues management for Nike, Inc., where his broad portfolio of responsibilities included laborpractices/global sourcing procedures; marketing communication support for subsidiaries; and crisis management for athletes, product recalls and corporate issues.During his 12-year tenure, he served on the launch team of nike.com, strategized on new business acquisitions such as the Converse and Starter brands, was one of the early architects of Nike's renewed corporate responsibility strategy, and served as a member of the corporate leadership team, Nike's most highly valued team of global executives. He was Nike's senior crisis and issues strategist on issues such as the Olympics, the World Cup, and company response and business resumption after the terrorist attacks of Sept. 11, 2001.

Prior to joining Nike, Mr. Manager was senior manager of global communications for Levi Strauss & Co, providing strategic communication counsel to the global leadership team as the company successfully launched and expanded its Dockers and SLATES brands. He was also a vice president at Powell Tate, where he co-managed accounts for key clients such as the PGA Tour, Major League Baseball and Court TV. While there, he also consulted the African National Congress in their transition to power in South Africa under newly elected President Nelson Mandela with sponsorship from the Kaiser Family Foundation.

Earlier in his career, Mr. Manager served as vice president of public finance for Young Smith & Peacock, an investment banking firm and registered broker with the New York Stock Exchange, and as a senior communication professional on the team administering the Democratic National Convention (1992, 1996 and 2004) and the Commission on President Debates (1992-1996).

A frequent presenter on business strategy and his pioneering concept of "issue marketing," Mr. Manager has appeared on CNN and NBC's *The Today Show* and has been quoted in various thought-leading global print publications. He has affiliations with several national and global organizations, including the American Council on Germany; the U.S. Military Academy (West Point)'s Civilian Public Affairs Committee (chair, 2008-present); the Issue Management Council (chair, 2007-2009); and the Arizona State University Alumni Council. Mr. Manager also serves on the board of directors for Ashland, Inc., a $10-billion Fortune 500 chemical company.

Mr. Manager holds a Bachelor of Science from the Arizona State University and is an inductee in its Hall of Fame (College of Liberal Arts, 2000). He also undertook post-graduate (non-degree) study at the London School of Economics.

Zane Strebor

Zane is the first African-American woman to have a fictionalized cable series based on her real life. Her series is the highest rated series in the history of the Cinemax network, with an average weekly viewership of 5-8 million households. Zane was named one of Essence Magazine's "Hollywood Power Players" in 2009. Zane created, wrote and executive produced a second cable series, "Zane's The Jump Off," that premiered on Cinemax in March 29th, 2013. Filming took place in Los Angeles, California and Miami, Florida during September and October 2011. Zane executive produces all of her own work and heads a production crew of more than 75 employees based out of Los Angeles, California. She also writes all of the original scripts, selects all of the cast members, and even selects the music to be featured on every episode. Zane is currently writing several screenplays that she has been commissioned to pen by various movie studios, including a feature screenplay for two Academy Award-Winning actresses. Zane is developing a primetime network sitcom and two other relationship-based programs. Zane's novel "Addicted" completed principal photography in November 2012 in Atlanta and will be released in theaters by Lionsgate later this year. The film stars Boris Kodjoe, Sharon Leal, Tasha, Smith, Tyson Beckford, and William Levy.

ADVISORY BOARD CONSULTING AND COMPENSATION AGREEMENTS

In general, the Advisor Agreements set term, compensation and duties of each Advisory Board. Each Advisor agreed to devote to the Company such time as necessary for the effective conduct of their duties. Each Advisor is permitted to engage in outside business and other interests that do not conflict with such duties. Each Advisor is not required to provide services to the Company in excess of ten hour per month. Should an Advisor, with advance approval, work more than 120 hour per calendar year, that Advisor is to be paid an hourly rate agreed to by the Board of Directors, and the Advisor in a separate written agreement, which shall be merged with the particular Agreement and considered a fully integrated agreement.

The term of each Advisor expires on November 21st, 2016, unless subsequently modified by the Company and the Advisor. The Company shall pay Mr. Mateus as Chairman of the Advisory Board a fee of $375,000 and $255,000 to the others per year during the term. The fees shall be payable at the same time, in the same manner, and following the same procedures as apply to directors' fees paid to non-employee directors of the Company. All such payments shall be subject to deduction and withholding (if any) authorized or required by applicable law(s). Depending on the value provided by the director to the Company, which shall be memorialized in a duly executed Board Resolution, the Company may elect to compensate the director shares of common stock of the Company annually during the term pursuant to the Company's Stock-Based Incentive Plan. The Advisor may choose to receive such awards in the form of Company common stock, deferred Company stock equivalents or options to purchase the Company common stock. Awards in the form of stock options shall be at a ratio of four (4) stock option shares to one (1) share of Company common stock that may otherwise be awarded under the Advisor Agreement. Compensation awarded pursuant to this arrangement is to be made at the same time, in the same manner, and following the same procedures as apply to equity awards made to non-employee directors of the Company.

The Company shall reimburse each Advisor all reasonable out-of-pocket expenses related to such travel and miscellaneous expenses incurred in carrying out his / her duties under this Agreement. Reimbursement shall only be made against an itemized list of such expenditures signed by the Advisor in such form as required by the Company and consistent with the Company's policy.

The Company may terminate the Advisor Agreement for "Cause" at any time without notice. The Company shall have "Cause" to terminate the Advisor Agreement if (a) the director breaches any provision of the Advisor Agreement or (b) the Advisor engages in conduct which is intentionally injurious to the Company as determined by the Board. If the Advisor is terminated by the Company for Cause or of the director voluntarily terminates his / her services prior to the end of the term (other than due to the Advisor's death or disability), Advisors shall be paid only the fee accrued through the date of such termination and the Advisor will forfeit all right to receive any other payments from the Company, unless previously earned by unpaid and other compensation to which they would otherwise be entitled.

If the Advisor is terminated by the Company other than for Cause prior to the end of the term, the Advisor shall be entitled to payment of the total amount of the fee, which would have been paid hereunder for the balance of the Term of their services were so terminated by the Company (less any amount of the fee already paid).

Each Advisor has agreed to confidentiality provisions, and the Company has agreed to indemnify each Advisor and obtain errors and omissions insurance at the Company's cost that the Board of Directors deems to be reasonable.

The Company has verbal agreements and intend on entering into formal agreement with the remaining Advisor listed below

B. *Significant Employees.* All Members of The Real Hip-Hop Network, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of The Real Hip-Hop Network, Inc. listed above are each needed to provide significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of The Real Hip-Hop Network, Inc. will be entitled to receive an annual salary of:

Mr. Atonn Muhammad	Chief Executive Officer	$450,000
Mr. Abdul Aquil Muhammad	Chief Secretary Officer	$350,000
Mr. Matthew Anderson	Chief of State Secretary	$275,000
Ms. Alvin Butler, Jr.	Chief Financial Officer	$250,000
KW Ford	Chief Information Officer	$320,000
Bernard Taft	Executive Vice President	$195,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
SSM Media Ventures, Inc. Shareholder 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 15,413,950 Shares Preferred Stock: No Shares	Common Stock: 15,413,950 Shares Preferred Stock: No Shares
Accelerated Venture Partners Shareholder 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 6,800,000 Shares Preferred Stock: No Shares	Common Stock: 6,800,000 Shares Preferred Stock: No Shares
Matthew Anderson Chief of Staff / Secretary 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 1,250,000 Shares Preferred Stock: No Shares	Common Stock: 1,250,000 Shares Preferred Stock: No Shares
Bernard Taft Shareholder 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 500,000 Shares Preferred Stock: No Shares	Common Stock: 500,000 Shares Preferred Stock: No Shares
Mr. Abdul Aquil Muhammad Chief Security Officer 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 1,350,000 Shares Preferred Stock: No Shares	Common Stock: 1,350,000 Shares Preferred Stock: No Shares
Mr. Atonn Muhammad CEO 1455 Pennsylvania Avenue NW, #400 Washington, D.C. 20004	Common Stock: 1,500,000 Shares Preferred Stock: No Shares	Common Stock: 1,500,000 Shares Preferred Stock: No Shares
45 other Minority Shareholders Each holding less than 5% of the issued and outstanding Common Stock of the Company	Common Stock: 2,336,050 Shares Preferred Stock: No Shares	Common Stock: 2,336,050 Shares Preferred Stock: No Shares

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

On May 4, 2010, the Registrant sold 5,000,000 shares of Common Stock to Accelerated Venture Partners, LLC for an aggregate investment of $2,000.00. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

On July 16, 2011, SSM Media Ventures, Inc. ("Purchaser") agreed to acquire 22,350,000 shares of the Company's common stock par value $0.0001 for a price of $0.0001 per share. At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company's common stock par value $0.0001 for cancellation. Following these transactions, SSM Media Ventures owned approximately 94% of the Company's 23,850,000 issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 6% of the total issued and outstanding shares. Simultaneously with the share purchase, Timothy Neher resigned from the Company's Board of Directors and Atonn Muhammad was simultaneously appointed to the Company's Board of Directors. Such action represents a change of control of the Company.

The Purchaser used their working capital to acquire the Shares. The Purchaser did not borrow any funds to acquire the Shares. Prior to the purchase of the shares, the Purchaser was not affiliated with the Company. However, the Purchaser will be deemed an affiliate of the Company after the share purchase as a result of their stock ownership interest in the Company. The purchase of the shares by the Purchaser was completed pursuant to written Subscription Agreements with the Company. The purchase was not subject to any other terms and conditions other than the sale of the shares in exchange for the cash payment. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware in order to change its name to "Real Hip-Hop Network, Inc." on September 5, 2012.

On July 18, 2011, the Company entered into a one year Consulting Services Agreement with Accelerated Venture Partners LLC ("AVP"), a company controlled by Timothy J. Neher. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy in consideration of (a) an option granted by the Company to AVP to purchase 1,500,000 shares of the Company's common stock at a price of $0.0001 per share (the "AVP Option") (which was immediately exercised by the holder) subject to a repurchase option granted to the Company to repurchase the shares at a price of $0.0001 per share in the event the Company fails to complete funding as detailed in the agreement subject to the following milestones:

- ***Milestone 1*** - Company's right of repurchase will lapse with respect to 60% of the shares upon securing $10 million in available cash from funding;
- ***Milestone 2*** - Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $20 million in available cash (inclusive of any amounts attributable to Milestone 1);
- ***Milestone 3*** - Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $30 million in available cash (inclusive of any amounts attributable to Milestone 2); and (b) cash compensation at a rate of $66,667 per month. The payment of such compensation is subject to Company's achievement of certain designated milestones, specifically, cash compensation of $800,000 is due consultant upon the achievement of Milestone 1, $800,000 upon the achievement of Milestone 2 and $800,000 upon the achievement of Milestone 3. Upon achieving each Milestone, the cash compensation is to be paid to consultant in the amount then due at the rate of $66,667 per month. The total cash compensation to be received by the consultant is not to exceed $2,400,000 unless the Company receives an amount of funding in excess of the amount specified in Milestone 3. If the Company receives equity or debt financing that is an amount less than Milestone 1, in between any of the above Milestones or greater than the above Milestones, the cash compensation earned by the Consultant under this Agreement will be prorated according to the above Milestones. The Company also has the option to make a lump sum payment to AVP in lieu of all amounts payable thereunder.

On August 15, 2011, the Company entered into a Licensing Agreement ("Licensing Agreement") with Real Hip-Hop Network Broadcast Corporation ("Licensor") (The Licensor is controlled by a SSM Media Ventures Inc., a major shareholder in the Company- Voting and/or investment power for SSM Media Ventures Inc. is held by Atonn Muhammad , the CEO of the Company) pursuant to which the Company was granted an exclusive, non-transferrable worldwide license for certain first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions and interviews ("media content"), distribution platforms, patents, intellectual property, know-how, trade secret information ("technology") to provide, family-appropriate Hip-Hop content to a multi-racial/multi-generational demographic. Pursuant to the Licensing Agreement the Company is required raise at least Five Hundred Thousand Dollars ($500,000) for its future development before August 15, 2012, raise at least Five Hundred Thousand Dollars ($500,000) for its future deployment before August 15, 2013, and raise at least One Million Dollars ($1,000,000) for its future deployment before August 15, 2014 equaling the minimum funding requirement of Two Million Dollars ($2,000,000) for the of its content distribution over the next three years or we will lose our rights to the media content and distribution platforms. Additionally, the Company will shall pay Licensor a royalty of one quarter of one percent (.25%) of all gross revenues resulting from the use of the Technology by Licensee and if the technology is sub-licensed form the Company, the Company shall pay Licensor a one percent (1%) royalty except as otherwise modified in writing. Although, the Company did not raise the required Five Hundred Thousand Dollars ($500,000) by the August 15, 2012 date it had a verbal agreement to extend the required financing dates by twelve months.

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the content and any additions thereto—although the License includes the Company's right to utilize such additions.

Our majority stockholder is SSM Media Ventures, Inc, for which all voting rights have been assigned to Mr. Anonn Muhammad, the Chief Executive Officer of The Real Hip-Hop Network, Inc. This single shareholder currently own the majority of the issued and outstanding controlling Common Stock Units of The Real Hip-Hop Network, Inc.. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Atonn Muhammad and SSM Media Ventures, Inc. thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $500,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - <u>YEAR 2</u>: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - <u>YEAR 3</u>: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - <u>YEAR 4</u>: (Optional Conversion Option)

    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of August 1st, 2014 – 29,150,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 50,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of August 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.
(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of August 1st, 2014, there were 29,150,000 shares of our Common Stock outstanding, which were held of record by approximately 51 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION

THE REAL HIP-HOP NETWORK, INC.
(Formerly known as Accelerated Acquisitions XII, Inc.)

CONDENSED BALANCE SHEETS

	June 30, 2014	March 31, 2014
	(Unaudited)	(Audited)
ASSETS		
Current assets:		
Cash	$ -	$ -
	$ -	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Account Payable	$ 3000	
Due to related party	$ 135,626	$ 135,626
Total liabilities	138,626	135,626
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 29,150,000 shares issued and outstanding as of June 30, 2014 and March 31,2014 respectively	2,915	2,915
Additional paid-in capital	1,850	1,850
Accumulated deficit	(143,391)	(140,391)
Total stockholders' deficit	(138,626)	(135,626)
	$ -	$ -

The accompanying notes are an integral part of these condensed financial statements.

3

THE REAL HIP-HOP NETWORK, INC.
(Formerly known as Accelerated Acquisitions XII, Inc.)

CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended June 30, 2014	For the Three Months Ended June 30, 2013
Revenue	$ -	$ -
Operating Expenses:		
General and Administrative	3,000	-
Net Loss	3,000	-
Total operating expenses	3,000	
Net loss per share (basic and diluted)	$ -	$ -
Weighted Average Common Shares (basic and diluted)	29,150,000	5,000,000

The accompanying notes are an integral part of these condensed financial statements.

THE REAL HIP-HOP NETWORK, INC.
(Formerly known as Accelerated Acquisitions XII, Inc.)

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months ended June 30, 2014	For the three months ended June 30, 2013
Operating Activities		
Net loss	$ (3,000)	$ -
Adjustments to reconcile net loss		
Due to Shareholder	-	-
Stock-based compensation	-	-
Account Payable	3,000	-
Net cash used in operations	-	-
Net increase in cash and cash equivalents		
Cash at the beginning of the period:	-	24
Cash at the end of the period	$ -	$ 24

The accompanying notes are an integral part of these condensed unaudited financial statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

(a) Company Description

The Real Hip-Hop Network ("RHN") is an emerging growth company that intends to provide family-appropriate (family-appropriate "meaning it is considered suitable for all members of the average family") Hip-Hop content to a multi-racial/multi-generational demographic through multiple distribution platforms that will initially include cable/satellite television, and through the Company's website at RHN.TV. The Company also intends to utilize broadband, digital and wireless platforms to deliver music, gaming and steaming video to mobile devices and in home gaming systems. RHN currently has exclusive rights to approximately 30,000 hours of content, which is equivalent to 3.4 years.). The Company intends to launch commercially through national subscription TV, estimated within the second quarter of 2014. The Company has beta tested the delivery of live streaming version of its video content on the Company's website RHN.TV.

The Company intends to provide a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content. We are currently evaluating all our options to commercialize our licensed content and platforms. The Company's concept and content has been beta tested and has not been deployed for commercial sale anywhere in the world. Although the Company's technology and platform in ready for deployment each country have different requirements for deployment, so the commercialization process is likely to be lengthy and complex. The Company may employ different strategies in different areas of the world, such as sublicensing deployment and commercialization rights for some territories while retaining rights for other territories.

Our primary sources of revenue are affiliate fees and advertising. Affiliate fees are derived from long-term distribution agreements with cable, satellite and telecommunications operators who pay us a monthly fee for each subscriber household that receives RHN content.

(b) Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Emerging Growth Company

We are an "emerging growth company," as defined in the Jumpstart our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Under the Jumpstart Our Business Startups Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not have cash equivalents as of March 31, 2014 and December 31, 2013.

(f) Loss per Common Share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company has incurred a loss during the current period, therefore any potentially dilutive shares are excluded, as they would be anti-dilutive. The Company does not have any potentially dilutive instruments for this reporting period.

(g) Fair Value of Financial Instruments

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

(h) Recent Accounting Pronouncements

Adopted

Effective January 2013, we adopted FASB ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). The amendments in ASU 2011-11 require the disclosure of information on offsetting and related arrangements for financial and derivative instruments to enable users of its financial statements to understand the effect of those arrangements on its financial position. Amendments under ASU 2011-11 will be applied retrospectively for fiscal years, and interim periods within those years, beginning after January 1, 2013. The adoption of this update did not have a material impact on the financial statements.

Effective January 2013, we adopted FASB ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02). This guidance is the culmination of the FASB's deliberation on reporting reclassification adjustments from accumulated other comprehensive income (AOCI). The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of amounts reclassified out of AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. This standard is effective prospectively for annual and interim reporting periods beginning after December 15, 2012. The adoption of this update did not have a material impact on the financial statements.

Not Adopted

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The amendments in ASU 2013-04 provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this standard are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the effect, if any, adoption of ASU No. 2013-04 will have on our financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The amendments in ASU No. 2013-05 resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in this Update resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The amendments in this standard are effective prospectively for fiscal years, and interim reporting periods within those years, beginning December 15, 2013. We are evaluating the effect, if any, adoption of ASU No. 2013-05 will have on our financial statements.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Top 205): Liquidation Basis of Accounting. The objective of ASU No. 2013-07 is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The amendments in this standard is effective prospectively for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. We are evaluating the effect, if any, adoption of ASU No. 2013-07 will have on our financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force, and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future financial statements.

NOTE 2 - GOING CONCERN

The accompanying unaudited condensed financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying financial statement, the Company has a deficit accumulated during the development stage of $140,391, due to shareholder of $135,626 and had $0 cash as of June 30, 2014. The Company's ability to continue as a going concern is dependent upon its ability to obtain financing necessary for it to meet its obligations, develop the products that it has licensed, and ultimately generate revenues from the sale of these products. The Company's founder has agreed to fund certain administrative operating expenses of the Company until the Company succeeds in raising additional funds. Management's plans include raising additional funds through an equity financing or licensing transaction in order to meet the Company's obligations and develop its product candidates, but funding may not be available and the Company may be unsuccessful in raising additional capital of any type. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might arise as a result of this uncertainty.

NOTE 3 - STOCK-BASED COMPENSATION

The Company recognizes stock-based compensation expense in its statement of operations based on estimates of the fair value of employee stock option and stock grant awards as measured on the grant date. During the year ended March 31, 2014, the Company entered into an agreement under which it agreed to grant stock-based compensation to Accelerated Venture Partners (AVP) for extending consulting services to the Company. Pursuant to the terms of the agreement the Company agreed to grant AVP 3,800,000 shares of common stock at a purchase price of $.0001 per share. The Company recognized stock-based compensation expense of $380 for the year ended March 31, 2013 and there was no compensation expense for the three months ended June 30, 2014, respectively, which was all included in general and administrative expenses. Stock options and other stock-based awards granted to employees, directors and/or consultants will be accounted for using an estimate of the fair value of the stock award on the date it is granted. The estimated fair value of the award on the grant date will be recognized the consolidated statement of operations on a straight-line basis over the vesting period of the underlying stock award.

NOTE 4 - STOCK AND STOCK TRANSACTIONS

Preferred Stock

The Company has authorized 10,000,000 shares of preferred stock, with a par value of $0.0001 per share. The Company's Board of Directors has the ability to determine the rights and preferences of any series of preferred stock issued. There are no shares of preferred stock currently issued or outstanding.

Common Stock

The Company has authorized 100,000,000 shares of common stock, with a par value of $0.0001 per share.

At inception (May 4, 2010), the Company issued 5,000,000 shares of common stock to Accelerated Venture Partners, LLC ("AVP") for $2,000.

On July 16, 2011, SSM Media Ventures, Inc. ("Purchaser") agreed to acquire 22,350,000 shares of the Company's common stock par value $0.0001 for a price of $0.0001 per share. At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company's common stock par value $0.0001 for cancellation. Following these transactions, SSM Media Ventures owned approximately 94% of the Company's 23,850,000 issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 6% of the total issued and outstanding shares. Simultaneously with the share purchase, Timothy Neher resigned from the Company's Board of Directors and Atonn Muhammad was simultaneously appointed to the Company's Board of Directors. Such action represents a change of control of the Company.

The Purchaser used its working capital to acquire the Shares. The Purchaser did not borrow any funds to acquire the Shares. Prior to the purchase of the shares, the Purchaser was not affiliated with the Company. However, the Purchaser will be deemed an affiliate of the Company after the share purchase as a result of its stock ownership interest in the Company. The purchase of the shares by the Purchaser was completed pursuant to written Subscription Agreements with the Company. The purchase was not subject to any other terms and conditions other than the sale of the shares in exchange for the cash payment. The Company intends to file a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware in order to change its name to "Real Hip-Hop Network, Inc.".

On July 18, 2011, the Company entered into a Consulting Services Agreement with Accelerated Venture Partners LLC ("AVP"), a company controlled by Timothy J. Neher. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy in consideration of (a) an option granted by the Company to AVP to purchase 1,500,000 shares of the Company's common stock at a price of $0.0001 per share (the "AVP Option") (which was immediately exercised by the holder) subject to a repurchase option granted to the Company to repurchase the shares at a price of $0.0001 per share in the event the Company fails to complete funding as detailed in the agreement subject to the following milestones:

- **Milestone 1** Company's right of repurchase will lapse with respect to 60% of the shares upon securing $10 million in available cash from funding;
- **Milestone 2** Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $20 million in available cash (inclusive of any amounts attributable to Milestone 1);
- **Milestone 3** Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $30 million in available cash (inclusive of any amounts attributable to Milestone 2);

On June 6, 2012 the Company fully vested 1,500,000 shares of common stock issued to AVP on July 18, 2011, when the Company entered into a Consulting Services Agreement with AVP. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy. Furthermore, the Company issued AVP 3,800,000 shares of common stock at a par value of .0001 per share to AVP as an incentive to continued services.

As of June 30, 2014, there were 29,150,000 shares issued and outstanding and 5,962,500 shares of common stock were reserved for issuance under the Company's Stock Option Plan. There were 64,887,500 shares of common stock available for future issuance.

NOTE 5. INCOME TAXES

The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carry forward in the financial statements.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

Based on the level of historical taxable losses and projections of future taxable income (losses) over the periods in which the deferred tax assets can be realized, management currently believes that it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has provided a valuation allowance against the gross deferred tax assets as follows:

	June 30, 2014	June 30, 2013
Gross deferred tax assets	$ 143,391	$ 109,626
Valuation allowance	(143,391)	(109,626)
Net deferred tax asset	$ —	$ —

As of June 30, 2014 and 2013, the Company had a net operating loss carry forward of approximately $140,391 and $109,626, which will begin to expire in the tax year 2028.

Federal tax laws impose significant restrictions on the utilization of net operating loss carry forwards and research and development credits in the event of a change in ownership of the Company, as defined by the Internal Revenue Code Section 382. The Company's net operating loss carry forwards and research and development credits may be subject to the above limitations.

The relevant FASB standard resulted in no adjustments to the Company's liability for unrecognized tax benefits. As of the date of adoption and as of March 31, 2013, there were no unrecognizable tax benefits. Accordingly, a tabular reconciliation from beginning to ending periods is not provided. The Company will classify any future interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits. The Company is subject to federal and state examinations for the year 2008 forward. There are no tax examinations currently in progress.

NOTE 6 - LICENSE AGREEMENT

On August 15, 2011, Accelerated Acquisitions XII (now known as The Real Hip-Hop Network) entered into a Licensing Agreement ("Licensing Agreement") that was amended on August 14, 2013 with The Real Hip-Hop Network, Broadcast Corp ("Licensor") (The Licensor is controlled by a SSM Media Ventures Inc., a major shareholder in the Company- Voting and/or investment power for SSM Media Ventures Inc. is held by Atonn Muhammad , the CEO of the Company), pursuant to which the Company was granted an exclusive, non-transferrable worldwide license for certain first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions and interviews ("media content"), distribution platforms, patents, intellectual property, know-how, trade secret information to provide intelligent, family-appropriate Hip-Hop content to a multi-racial/multi-generational demographic. Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the content and any additions thereto—although the License includes the Company's right to utilize such additions. The term of the License commences on the date of the Licensing Agreement and continues for thirty (30) years, provided that the Licensee is not in breach or default of any of the terms or conditions contained in this Agreement. In addition to other requirements, the continuation of the License is conditioned on the Company generating net revenues in the normal course of operations or the funding by the Company of specified amounts for qualifying distribution and commercialization expenses related to the media content. In addition, the Company is required to fund certain specified expenses related to the distribution of the media content as specified in the License Agreement. The license is terminated upon the occurrence of events of default specified in the License Agreement and outlined as followed: If any of the Parties are in breach or default of the terms or conditions contained in this Agreement and do not rectify or remedy that breach or default within 90 days from the date of receipt of notice by the other party requiring that default or breach to be remedied, then the other party may give to the party in default a notice in writing terminating this Agreement. Through the License Agreement the Company was assigned binding and enforceable three years contracts with DirecTV and DISH Network that began in May of 2013. Pursuant to the agreements there are customary subscriber fees, deposits and customary representations and warranties of each of the parties and can be terminate by either party with thirty days written notice. The agreements are intended to allow the Company to launch commercially to a viewership of an estimated 32 million subscribers operating independently of SSM Media the majority stockholder and The Real Hip-Hop Network, Broadcast Corp, the Licensor.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company acquired the media content and distribution platform rights from the Real Hip-Hop Network Broadcast Corporation, a company based in Washington D.C. that will continue its business of media content development and be a third party media content supplier to the Company, Atonn Muhammad is the founder and President of from the Real Hip-Hop Network Broadcast Corporation and has been President, Chief Executive Officer (CEO) and director of the Company since July 16, 2011. Mr. Muhammad is also the President and CEO and shareholder of SSM Media Ventures, Inc. that owns 22,350,000 shares of the Company's outstanding common stock, representing an 88.2% ownership interest in the Company. SSM Media Ventures purchased its shares in the Company on July 16, 2011 as disclosed in a Form 8-K filed on July 19, 2011. There were no other agreements between the Company and SSM Media Ventures prior to the Share Purchase Agreement entered into on July 16, 2011.

The Managing Partner of AVP is Timothy Neher, a former director of the Company and the only officer of the Company prior to March 7, 2011. From inception through March 31, 2013, the Company paid $1,800 cash to AVP and accrued $135,626 for expenses due to AVP. See Note 2 for a description of the stock transactions involving AVP. See Note 7 for a description of commitments to AVP.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Licensing Agreement, the Company has agreed to pay the Licensor one percent (1%) of any royalties received if the Company grants any third parties royalty-bearing licenses to the content or distribution platforms. In addition, the Company has agreed to pay Licensor a royalty of one quarter of one percent (0.25%) of all gross revenue resulting from use of the content or distribution platforms by the Company. In order to retain its rights, the Company must receive revenues or fund a minimum of $2 million in qualified content distribution and commercialization expenses before the third anniversary of the Licensing Agreement (at least $0.5 million of which must be before the first anniversary of the Licensing Agreement and at least $1 million of which must be before the second anniversary of the Licensing Agreement).

On July 18, 2011, the Company entered into a Consulting Services Agreement with AVP. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy. Cash compensation of $800,000 is due consultant upon the achievement of Milestone 1, $800,000 upon the achievement of Milestone 2 and $800,000 upon the achievement of Milestone 3. Upon achieving each Milestone, the cash compensation is to be paid to consultant in the amount then due at the rate of $66,667 per month. The total cash compensation to be received by the consultant is not to exceed $2,400,000 unless the Company receives an amount of funding in excess of the amount specified in Milestone 3. If the Company receives equity or debt financing that is an amount less than Milestone 1, in between any of the above Milestones or greater than the above Milestones, the cash compensation earned by the Consultant under this Agreement will be prorated according to the above Milestones. The Company also has the option to make a lump sum payment to AVP in lieu of all amounts payable thereunder.

As permitted under Delaware law and in accordance with its Bylaws, the Company indemnifies its officers and directors for certain expenses incurred from legal or other proceedings that arise as a result of the director or officer's service to the Company. There is no limitation on the term of the indemnification and the maximum amount of potential future indemnification is unlimited. The Company currently does not have a directors and officers insurance policy that could limit its exposure and enable it to recover a portion of any future amounts paid. The Company believes the fair value of these officer and director indemnification agreements is minimal, and, accordingly, has not recorded any liabilities for these agreements as of March 31, 2012.

From time to time, the Company may be involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that it believes are likely to have a material adverse effect on its financial position or results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Except for the historical information contained herein, the matters discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Current Report on Form 10-Q are forward-looking statements that involve risks and uncertainties. The Company's Annual Report on Form 10-K, filed with the SEC on June 28, 2013, provides examples of risks, uncertainties and events that may cause our actual results to differ materially from those implied or projected in this Current Report on Form 10-Q. Except as may be required by law, we undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

Overview

The Company was incorporated in the state of Delaware on May 4, 2010. The Company was initially formed as a shell company with no operations while it sought new business opportunities. On August 15, 2011 the Company licensed all right to RHN media content and distribution platforms that include a cable channel that provides intelligent, family-appropriate Hip-Hop content to a multi-racial/multi-generational 18-34 year-old audience demographic. RHN's website RHN.TV is designed to be the Internet destination for the Company's target audiences. RHN Mobile delivers music, gaming, and video content to the target audiences on wireless devices across wireless service providers. On August 14, 2013 the licensing agreement was amended to extend payment terms and include binding and enforceable contracts with DirecTV and DISH Network.

Plan of Operation

The Real Hip-Hop Network ("RHN") is an emerging growth company that provides family-appropriate (family-appropriate "meaning it is considered suitable for all members of the average family") Hip-Hop content to a multi-racial/multi-generational demographic through multiple distribution platforms that initially include cable television, and the Company's website RHN.TV that is designed to be the Internet destination for the Company's target audiences. The Company also intends to utilize broadband, digital and wireless platforms to deliver music, gaming and steaming video to mobile devices and in home gaming systems within the next twelve months. RHN currently has exclusive rights to approximately 30,000 hours of content (3.4 years) and the Company has beta tested the delivery of live streaming version of its video content on the Company's website RHN.TV. The Company intends to launch commercially through national subscription TV that is estimated to be the fourth quarter of 2013. The Company has been assigned binding and enforceable contracts with DirecTV and DISH Network each having a three year term that began in May of 2013 and can be terminated by the provider at any time. The agreements will allow the Company to launch commercially to a viewership of an estimated 32 million subscribers.

The Company intends to provide a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content. We are currently evaluating all our options to commercialize our licensed content and platforms. The Company's concept and content has been beta tested and has not been deployed for commercial sale anywhere in the world. Although the Company's technology and platform in ready for deployment each country have different requirements for deployment, so the commercialization process is likely to be lengthy and complex. The Company may employ different strategies in different areas of the world, such as sublicensing deployment and commercialization rights for some territories while retaining rights for other territories.

Our primary sources of revenue will be affiliate fees and advertising. Affiliate fees are derived from long-term distribution agreements with cable, satellite and telecommunications operators who pay us a monthly fee for each subscriber household that receives RHN content.

On August 15, 2011, the Company entered into a Licensing Agreement ("Licensing Agreement") that was amended on August 14, 2013 with The Real Hip-Hop Network, Broadcast Corp ("Licensor") pursuant to which the Company was granted an exclusive, non-transferrable worldwide license for certain first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions and interviews ("media content"), distribution platforms, patents, intellectual property, know-how, trade secret information to provide intelligent, family-appropriate Hip-Hop content to a multi-racial/multi-generational demographic.

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the content and any additions thereto—although the License includes the Company's right to utilize such additions. The term of the License commences on the date of the Licensing Agreement and continues for thirty (30) years, provided that the Licensee is not in breach or default of any of the terms or conditions contained in this Agreement. In addition to other requirements, the continuation of the License is conditioned on the Company generating net revenues in the normal course of operations or the funding by the Company of specified amounts for qualifying distribution and commercialization expenses related to the media content. In addition, the Company is required to fund certain specified expenses related to the distribution of the media content as specified in the License Agreement. The license is terminated upon the occurrence of events of default specified in the License Agreement and outlined as followed: If any of the Parties are in breach or default of the terms or conditions contained in this Agreement and do not rectify or remedy that breach or default within 90 days from the date of receipt of notice by the other party requiring that default or breach to be remedied, then the other party may give to the party in default a notice in writing terminating this Agreement.

The Company will not be able to commercialize either its media content or distribution platforms without additional capital, if we do not raise at least Five Hundred Thousand Dollars ($500,000) for its future development before August 15, 2014, raise at least Five Hundred Thousand Dollars ($500,000) for its future deployment before August 15, 2015, and raise at least One Million Dollars ($1,000,000) for its future deployment before August 15, 2016 equaling the minimum funding requirement of Two Million Dollars ($2,000,000) for the deployment of its content distribution over the next three years or we will lose our rights to the media content and distribution platforms. Additionally, the Company will shall pay Licensor a royalty of one quarter of one percent (.025%) of all gross revenues resulting from the use of the Technology by Licensee and if the technology is sub-licensed form the Company, the Company shall pay Licensor a one percent (1%) royalty except as otherwise modified in writing. The Company will require significant additional financing in order to meet the milestones and requirements of its Business Plan and avoid discontinuation of the License. Funding would be required for staffing, marketing, public relations and the necessary distribution to expanding the scope of its offering to include the global market. The Company intends to seek at an aggregate of $25,000,000 in 2012 through the sale of equity or convertible debt securities, the issuance of these securities could dilute existing shareholders. The Company's funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding. It is estimated that $2,755,548 will be used for sales and marketing, $12,930,077 will be used for the TV network fees, an estimated $2,049,325 will be spent on management, legal, accounting, rent, financing fees and other payables, $ 16,889 will be spent on this offering and $3,589,520 will be spent on production and programming leaving $3,658,641 in reserve for increased working capital.

There is no guarantee that the Company will be able to raise this or any amount of additional capital and a failure to do so would have a significant adverse effect on the Company's ability, or would cause significant delays in its ability to address the market for the distribution of media content and achieve its Business Plan, it estimated the minimum amount of capital the company needs to raise over the ne twelve months is $2 million to continue operations. Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $25,000,000 estimated to be required.

Going Concern

We have incurred net losses of $140,391 since inception through June 30, 2013. At June 30, 2014 we had no cash and no other assets and our total liabilities were $135,626. The report of our independent registered public accounting firm on our financial statements from inception through June 30, 2013 contains an explanatory paragraph regarding our ability to continue as a going concern based upon recurring operating losses and our need to obtain additional financing to sustain operations. Our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and repay our liabilities when they become due and to generate sufficient revenues from our operations to pay our operating expenses. There are no assurances that we will continue as a going concern.

Results of Operations

For the three month period ending June 30, 2014, the Company had no revenues and incurred no general and administrative expenses.

For the period from inception (May 4, 2010) through June 30, 2014, the Company had no activities that produced revenues from operations and had a net loss of $(140,391), consisting of $380 for the estimated fair value of stock-based compensation and $140,011 for legal, accounting, audits and other professional service fees incurred in relation to the formation of the Company and the filing of the Company's Registration Statement on Form 10 filed in August 2008, and other SEC-related compliance matters that have been incurred by and funded by AVP.

During the three ended June 30, 2014 the Company did not enter into any stock-based agreements and for the year ended March 31, 2014, the Company entered into an agreement under which it agreed to grant stock-based compensation to Accelerated Venture Partners (AVP) for extending consulting services to the Company. Pursuant to the terms of the agreement, the Company agreed to grant AVP 3,800,000 shares of common stock at an exercise price of $.0001 per share.

The Company has estimated the value of common stock into which the stock was granted to AVP at $.0001 per share for financial reporting purposes. This amount was determined based management's estimate of fair value of stock options granted in the current and prior year as approximating par value. The stock based compensation expense is an estimate and significant judgment was involved in attempting to determine the value of common stock.

The Company's common stock has never traded publicly, and no stock has traded in private markets either, except for privately negotiated sales to investors, the founder of the Company and the founder of the technology from which the Company subsequently licensed rights. No common stock has been sold in any transactions since the Company emerged from its shell-company status. The Company does not have any offers for purchase of its common stock in any stage, and no stock is registered for resale with the Securities and Exchange Commission.

The Company believes the only material estimate used in estimating the fair value stock options was the estimated fair value of the common stock, and that assumed volatility, term, interest rate and dividend of yield changes would be not result in material differences in stock option valuations. Based on the assumed value of common stock, the grant-date fair value of stock granted during the year ended March 31, 2013 was $380. The Company recognized stock-based compensation expense of $380 during the three months ended June 30, 2012, respectively, which was all included in general and administrative expenses. General and administrative expenses were higher for the three month period ended in June 30, 2013 compared to June 30, 2012 due to higher professional fees. We expect that, if we are successful in securing additional capital, future general and administrative expenses will increase significantly as compared to the three month period ended June 30, 2012. In addition, we expect to incur development expenses as we seek to advance our products.

Liquidity and Capital Resources

As of June 30, 2014, we had a cash balance of only $0. There were no other assets, and accrued expenses due to related party were $135,626, all due to AVP, a related party. We had a stockholders' deficit of approximately $135,626 and no means to pay the liabilities in excess of our assets. AVP has agreed to fund certain administrative operating expenses of RHN until the Company succeeds in raising additional funds, at which point the administrative operating expenses will be due. However, AVP may seek to force earlier payment of the amounts which we owe, or AVP may decide in the future not to continue funding costs on behalf of RHN, although we are not aware of any plans for them to do so. If we are not successful in raising additional capital, we may not be able to pay our liabilities and may have to cease operations.

Funding would be required for staffing, marketing, public relations and the necessary distribution to expanding the scope of its offering to include the global market. The Company intends to seek an aggregate of $25,000,000 in 2014 and 2015 through the sale of equity or convertible debt securities, the issuance of these securities could dilute existing shareholders. The Company's funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding. It estimated the minimum amount of capital the Company needs to raise over the next twelve months is $2 million to continue operations. There is no guarantee that the Company will be able to raise this or any amount of additional capital and a failure to do so would have a significant adverse effect on the Company's ability, or would cause significant delays in its ability to address the market and achieve its Business Plan. Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $25,000,000 estimated to be required.

We have a consulting agreement with AVP under which AVP has agreed to provide us with certain advisory services that include reviewing our business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding our operations and business strategy. Under the consulting agreement, cash compensation of $800,000 is due to AVP upon our securing $10 million in available cash from funding, and an additional $800,000 is due upon our securing $20 million in available cash from funding (inclusive of the first $10 million). The cash compensation is to be paid to AVP at the rate of $66,667 per month. The total cash compensation to be received by AVP under the consulting agreement is not to exceed $2,400,000 unless we receive an amount of funding in excess of $30 million. If we receive equity or debt financing that is an amount less than $10 million, in between $10 million and $30 million, or greater than $30 million, the cash compensation earned by the AVP under its consulting services agreement will be prorated. We have the option to make a lump sum payment to AVP in lieu of the monthly cash payments.

We plan to measure our future liquidity primarily by the cash and working capital available to fund our operations, if do not have enough capital available to fund our operations, as stated above. We will not be able to commercialize our products without additional capital. We are evaluating various means of raising our initial capital, including through the sale of equity securities, licensing agreements or other means. We expect to incur losses for at least several years into the future as we develop our products and we are unable to estimate when, if ever, we will receive revenue or have a positive cash flow.

Critical Accounting Policies and Use of Estimates

Our significant accounting policies are more fully disclosed in Note 1 to the financial statements we included in our Annual Report on Form 10-K for the period ended March 31, 2014, filed with the SEC on July 1, 2014. However, some of our accounting policies may be more particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. To date, due to our limited operations, we believe the only accounting policy which has required significant judgment or use of estimates, other than our assumption that we will continue as a going concern, is our estimated charge for stock-based compensation. Our accounting for stock-based compensation does not impact our current financial position, but does have a major impact on our statement of operations.

Stock-Based Compensation

We account for stock awards granted to recipients using an estimate of the fair value of the stock award on the date that the award is granted. This estimated fair value of the stock award is recognized as an expense in the statement of operations on a straight-line basis over the vesting period of the underlying stock award, which is generally four years for stock options granted to employees. There is a high degree of subjectivity involved in estimating the input values needed to estimate the fair value of stock options and other awards. For the Company in particular, our stock has never traded and therefore it is difficult to determine the underlying fair value of our common stock on each date a stock award is made. Changes in the estimated value of the underlying stock will materially affect the resulting estimates of the fair values of the awards that are granted. Also, the expenses recorded for stock-based compensation in our financial statements may differ significantly from the actual value realized by the recipients, and these expenses are not adjusted to the actual amounts, if any, realized. Users of the financial statements should also understand that the expenses we recognize for stock-based compensation do not result in payments of cash by us.

Recent Accounting Pronouncements

We do not believe that there are any recently issued accounting pronouncements that we have not adopted which are likely to have a material impact on our financial position, results of operations or other disclosures.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We do not currently believe we are currently subject to any material interest rate risk, foreign currency exchange rate risk, or commodity price risk. Our ability to fund operations in the future will be subject to our ability to raise capital, which may be through the sale of equity securities. While we believe the sale of equity securities is unlikely to expose us to any material loss, we may not be able to continue operations if we are unable to agree with a buyer on a future price for our equity securities.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining "disclosure controls and procedures" (as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended) for our company. Based on his evaluation of our disclosure controls and procedures (as defined in the rules promulgated under the Securities Exchange Act of 1934), our Chief Executive and Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2014, the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

We are not currently party to any material legal proceedings, although from time to time we may be named as a party to lawsuits in the normal course of business.

Item 1A. Risk Factors.

There are no material changes to our risk factors from those disclosed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the U.S. Securities and Exchange Commission on June 28, 2013.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. (Removed and Reserved).

Not applicable.

Item 5. Other Information.

None

Item 6. Exhibits

Exhibit No.	Description
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	XBRL Exhibit

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ACCELERATED ACQUISITIONS XII, INC.

Dated: August 18, 2014

/s/ *Atonn F. Muhammad*
Atonn F. Muhammad
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	XBRL Exhibit

Exhibit 31.1

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Atonn F. Muhammad, Chief Executive Officer, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Accelerated Acquisitions XII, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 18, 2014

/S/ Atonn F. Muhammad
Atonn F. Muhammad
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Atonn F. Muhammad, Chief Financial Officer, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Accelerated Acquisitions XII, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 18, 2014

/S/ *Atonn F. Muhammad.*
Atonn F. Muhammad
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report on Form 10-Q of Accelerated Acquisitions XII, Inc. (the "Company") for the period ended June 30, 2014 as filed with the Securities and Exchange Commission on the date hereof (the "Quarterly Report") and pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350, as adopted), , Atonn F. Muhammad the Chief Executive Officer and Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Quarterly Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition of the Company at the end of the periods covered by the Quarterly Report and the results of operations of the Company for the periods covered by the Quarterly Report.

Date: August 18, 2014

/s/ Atonn F. Muhammad
Atonn F. Muhammad
Chief Executive Officer

This certification accompanies the Form 10-Q to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2014

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 000-54062

REAL HIP-HOP NETWORK, INC.

(Exact name of registrant as specified in its charter)

Accelerated Acquisitions XII, Inc .

(Former name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	27-2787118 (I.R.S. Employer Identification No.)

1455 Pennsylvania Avenue NW, Suite 400,Washington, DC 20004

(Address of principal executive offices)

(202) 379-3115

(Registrant's telephone number, including area code)

____

Former Address of Principal Executive Offices

Securities registered under Section 12(b) of the Exchange Act:
None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.0001 par value per share
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the

Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was $0 as of March 31, 2014 because there was no trading market for the registrant's securities and all outstanding stock was owned by an affiliate.

On June 30, 2014 there were 29,150,000 shares of the registrant's common stock outstanding.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

ITEM I. BUSINESS

This report contains forward-looking statements. In some cases, these statements may be identified by terminology such as "anticipates," "believes," "continue," "estimates," "expects," "may," "plans," "potential," "predicts," "should," "will," and other comparable terminology. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, our ability to develop our operations, our ability to satisfy our obligations, our ability to raise capital as necessary, our ability to generate revenues and pay our operating expenses, our ability to consummate the acquisition of additional assets, economic, political and market conditions and fluctuations, government and industry regulation, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this report in its entirety, including the risks described in Item 1A - "Risk Factors" as well as the risk factors described in our other filings with the Securities and Exchange Commission. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to update any of our forward-looking statements. These forward-looking statements speak only as of the date of this report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business. "RHN" The Real Hip-Hop Network" "We," "us," "our," the "Company," and "Accelerated Acquisitions XII, Inc., a Delaware corporation..

None of the Company's securities are registered for resale with the Securities and Exchange Commission. The outstanding shares of common stock may only be resold through registration under the Securities Act of 1933, or under an applicable exemption from registration.

Organization within the Last Five Years

From inception May 4, 2010, The Real Hip-Hop Network, Inc. (formally known as Accelerated Acquisitions XII, Inc.) was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objectives were to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company did not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

On May 4, 2010, the Registrant sold 5,000,000 shares of Common Stock to Accelerated Venture Partners, LLC for an aggregate investment of $2,000.00. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

On July 16, 2011, SSM Media Ventures, Inc. ("Purchaser") agreed to acquire 22,350,000 shares of the Company's common stock par value $0.0001 for a price of $0.0001 per share. At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company's common stock par value $0.0001 for cancellation. Following these transactions, SSM Media Ventures owned approximately 94% of the Company's 23,850,000 issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 6% of the total issued and outstanding shares. Simultaneously with the share purchase, Timothy Neher resigned from the Company's Board of Directors and Atonn Muhammad was simultaneously appointed to the Company's Board of Directors. Such action represents a change of control of the Company.

The Purchaser used their working capital to acquire the Shares. The Purchaser did not borrow any funds to acquire the Shares. Prior to the purchase of the shares, the Purchaser was not affiliated with the Company. However, the Purchaser will be deemed an affiliate of the Company after the share purchase as a result of their stock ownership interest in the Company. The purchase of the shares by the Purchaser was completed pursuant to written Subscription Agreements with the Company. The purchase was not subject to any other terms and conditions other than the sale of the shares in exchange for the cash payment. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware in order to change its name to "The Real Hip-Hop Network, Inc." on May 10, 2013.

Consulting Agreement: On July 18, 2011, the Company entered into a one year Consulting Services Agreement with Accelerated Venture Partners LLC ("AVP") (See Exhibit 10.3), a company controlled by Timothy J. Neher. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy in consideration of (a) an option granted by the Company to AVP to purchase 1,500,000 shares of the Company's common stock at a price of $0.0001 per share (the "AVP Option") (which was immediately exercised by the holder) subject to a repurchase option granted to the Company to repurchase the shares at a price of $0.0001 per share in the event the Company fails to complete funding as detailed in the agreement subject to the following milestones:

- **Milestone 1** -Company's right of repurchase will lapse with respect to 60% of the shares upon securing $10 million in available cash from funding;
- **Milestone 2** -Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $20 million in available cash (inclusive of any amounts attributable to Milestone 1);
- **Milestone 3** -Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $30 million in available cash (inclusive of any amounts attributable to Milestone 2);

and (b) cash compensation at a rate of $66,667 per month. The payment of such compensation is subject to Company's achievement of certain designated milestones, specifically, cash compensation of $800,000 is due consultant upon the achievement of Milestone 1, $800,000 upon the achievement of Milestone 2 and $800,000 upon the achievement of Milestone 3. Upon achieving each Milestone, the cash compensation is to be paid to consultant in the amount then due at the rate of $66,667 per month. The total cash compensation to be received by the consultant is not to exceed $2,400,000 unless the Company receives an amount of funding in excess of the amount specified in Milestone 3. If the Company receives equity or debt financing that is an amount less than Milestone 1, in between any of the above Milestones or greater than the above Milestones, the cash compensation earned by the Consultant under this Agreement will be prorated according to the above Milestones. The Company also has the option to make a lump sum payment to AVP in lieu of all amounts payable thereunder.

On June 7, 2012, the Company elected to relinquish its rights to repurchase 1,500,000 million shares on common stock issues to Accelerated Venture Partners (AVP) in the July 18, 2011 Consulting Services Agreement. Additionally, issued AVP 3,800,000 million shares of common stock for continued consulting services unrelated to the aforementioned agreement and for the continued financing of general business expenses including legal, accounting, auditing and financing the required SEC filing obligations until the Company completes the financing described in this prospectus.

On August 14, 2013 the Company amended the July 18, 2011 Consulting Services Agreement with Accelerated Venture Partners LLC ("AVP") (See Exhibit 10.6), a company controlled by Timothy J. Neher. The amended AVP Agreement is for twelve months and requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy in consideration of cash compensation at a rate of $66,667 per month. The payment of such compensation is subject to Company's achievement of certain designated milestones, specifically, cash compensation of $800,000 is due consultant upon the achievement of Milestone 1 (securing $10 million in available cash from funding), $800,000 upon the achievement of Milestone 2 (securing $20 million in available cash inclusive of any amounts attributable to Milestone 1) and $800,000 upon the achievement of Milestone 3 (securing $30 million in available cash inclusive of any amounts attributable to Milestone 2). Upon achieving each Milestone, the cash compensation is to be paid to consultant in the amount then due at the rate of $66,667 per month. The total cash compensation to be received by the consultant is not to exceed $2,400,000 unless the Company receives an amount of funding in excess of the amount specified in Milestone 3. If the Company receives equity or debt financing that is an amount less than Milestone 1, in between any of the above Milestones or greater than the above Milestones, the cash compensation earned by the Consultant under this Agreement will be prorated according to the above Milestones. The Company also has the option to make a lump sum payment to AVP in lieu of all amounts payable thereunder.

License Agreement: On August 15, 2011, the Company entered into a Licensing Agreement ("Licensing Agreement") (See Exhibit 10.4), with Real Hip-Hop Network Broadcast Corporation ("Licensor") (The Licensor is controlled by a SSM Media Ventures Inc., a major shareholder in the Company- Voting and/or investment power for SSM Media Ventures Inc. is held by Atonn Muhammad , the CEO of the Company), pursuant to which the Company was granted an exclusive, non-transferrable worldwide license for certain first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions and interviews ("media content"), distribution platforms, patents, intellectual property, know-how, trade secret information ("technology") to provide, family-appropriate Hip-Hop content to a multi-racial/multi-generational demographic. Pursuant to the Licensing Agreement the Company is required raise at least Five Hundred Thousand Dollars ($500,000) for its future development before August 15, 2013, raise at least Five Hundred Thousand Dollars ($500,000) for its future deployment before August 15, 2014, and raise at least One Million Dollars ($1,000,000) for its future deployment before August 15, 2015 equaling the minimum funding requirement of Two Million Dollars ($2,000,000) for the deployment of its content distribution over the next three years or we will lose our rights to the media content and distribution platforms. Additionally, the Company will shall pay Licensor a royalty of one quarter of one percent (.25%) of all gross revenues resulting from the use of the Technology by Licensee and if the technology is sub-licensed form the Company, the Company shall pay Licensor a one percent (1%) royalty except as otherwise modified in writing. Although, the Company did not raise the required $.05 million by the August 15, 2012 date it had a verbal agreement to extend the required financing dates by twelve months. The agreements are intended to allow the Company to launch commercially to a viewership of an estimated 32 million subscribers. The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end January, 2014 with no cost to the Company.

Upon completion of testing with DirecTV, the Company agreed to pay a non-refundable deposit to DirecTV of $522,000 and $261,000 per week the first year, $371,000 per week the second year and $391,000 per week the third year for services (all weekly payments are due two weeks in advance of content distribution). The services consist of a national feed to an estimated 18,411,000 million households of the programming service currently known as the "Real Hip-Hop Network" and/or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all DirecTV subscribers in the United States on an exclusive designated channel determined by DirecTV . Upon completion of testing with Dish Network, the Company agreed to pay a non-refundable deposit to Dish Network of $1,500,000 and $1,166,000 per month for services (all monthly payments are due in advance of content distribution). The services consist of a national feed to an estimated 14,000,000 million households of the programming service currently known as the "Real Hip-Hop Network" and/or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all Dish Network subscribers in the United States on an exclusive designated channel determined by Dish Network .

The company is operating independently of SSM Media the majority stockholder and The Real Hip-Hop Network, Broadcast Corp, the Licensor.

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the content and any additions thereto—although the License includes the Company's right to utilize such additions.

The term of the License commences on the date of the Licensing Agreement and continues for thirty (30) years, provided that the Licensee is not in breach or default of any of the terms or conditions contained in this Agreement. In addition to other requirements, the continuation of the License is conditioned on the Company generating net revenues in the normal course of operations or the funding by the Company of specified amounts for qualifying distribution and commercialization expenses related to the media content. In addition, the Company is required to fund certain specified expenses related to the distribution of the media content as specified in the License Agreement. The license is terminated upon the occurrence of events of default specified in the License Agreement and outlined as followed: If any of the Parties are in breach or default of the terms or conditions contained in this Agreement and do not rectify or remedy that breach or default within 90 days from the date of receipt of notice by the other party requiring that default or breach to be remedied, then the other party may give to the party in default a notice in writing terminating this Agreement.

Licensee may, at its option, terminate this Agreement at anytime by doing the following: By ceasing to use the media content and distribution platforms facilitated by any Licensed Products. Giving sixty (60) days prior written notice to Licensor of such cessation and of Licensee's intent to terminate, and upon receipt of such notice, Licensor may immediately begin negotiations with other potential licensees and all other obligations of Licensee under this Agreement will continue to be in effect until the date of termination. By tendering payment of all accrued royalties and other payments due to Licensor as of the date of the notice of termination and evidencing to the Licensor that provision has been made for any prospective royalties and other payments to which Licensor may be entitled after the date of termination.

Licensor may terminate the License Agreement if Licensee is in breach or default of the terms or conditions contained in this Agreement and does not rectify or remedy that breach or default within 90 days from the date of receipt of notice by Licensor requiring that default or breach to be remedied, then Licensor, may alter License granted by this Agreement with regards to its exclusivity, its territorial application and restrictions on its application.

Licensor may terminate the License Agreement if Licensee is in breach or default of the terms or conditions contained in this Agreement and does not rectify or remedy that breach or default within 90 days from the date of receipt of notice by Licensor requiring that default or breach to be remedied, then Licensor, may alter License granted by this Agreement with regards to its exclusivity, its territorial application and restrictions on its application.

On August 14, 2013, the Company entered into an amended Licensing Agreement (See Exhibit 10.5) with Real Hip-Hop Network Broadcast Corporation (Licensor of the Company's media and technology). Pursuant to which the required financing dates outlined above in the August 15, 2011 Licensing Agreement were extended. The Company is now required to raise at least Five Hundred Thousand Dollars ($500,000) for its future development before August 15, 2014, raise at least Five Hundred Thousand Dollars ($500,000) for its future deployment before August 15, 2015, and raise at least One Million Dollars ($1,000,000) for its future deployment before August 15, 2016 equaling the minimum funding requirement of Two Million Dollars ($2,000,000) for the deployment of its content distribution over the next three years or we will lose our rights to the media content and distribution platforms. Additionally, under the same terms as the August 15, 2011 Licensing Agreement the Company will shall pay Licensor a royalty of one quarter of one percent (.25%) of all gross revenues resulting from the use of the Technology by Licensee and if the technology is sub-licensed form the Company, the Company shall pay Licensor a one percent (1%) royalty except as otherwise modified in writing. Through the License Agreement the Company was assigned binding and enforceable contract with DirecTV, the term of the agreement is for the period commencing on May 8, 2013 and ending on the first anniversary of the Service Commencement Date, which is anticipated to be December of 2014 (the "Term"). DirecTVshall have the option to extend the Agreement for one (1) additional year upon notice to the Company at least sixty (60) days prior to the scheduled expiration of the Term (and the "Term" shall be deemed to include any such extension period). The "Service Commencement Date" means the date on which DirecTV commences distribution of the Service via the DirecTV Distribution System for revenue-generating purposes, which date shall be on or about December 1, 2013. Furthermore, the Company was assigned binding and enforceable contract with DISH Network that began May 1, 2013 and expires February 28, 2015. Pursuant to the agreements there are customary subscriber fees, deposits and customary representations and warranties of each of the parties and can be terminate by either party with thirty days written notice. The agreements are intended to allow the Company to launch commercially to a viewership of an estimated 32 million subscribers. The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end January, 2014 with no cost to the Company.

Through the License Agreement the Company was assigned binding and enforceable contract with DirecTV, the term of the agreement is for the period commencing on May 8, 2013 and ending on the first anniversary of the Service Commencement Date, which is anticipated to be December of 2014 (the "Term"). DirecTVshall have the option to extend the Agreement for one (1) additional year upon notice to the Company at least sixty (60) days prior to the scheduled expiration of the Term (and the "Term" shall be deemed to include any such extension period). The "Service Commencement Date" means the date on which DirecTV commences distribution of the Service via the DirecTV Distribution System for revenue-generating purposes, which date shall be on or about December 1, 2013. Furthermore, the Company was assigned binding and enforceable contract with DISH Network that began May 1, 2013 and expires February 28, 2015. The contracts with DirecTV and DISH Network are intended allow the Company to launch commercially to a viewership of an estimated 32 million subscribers. The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end January, 2014 with no cost to the Company.

Upon completion of testing with DirecTV, the Company agreed to pay a non-refundable deposit to DirecTV of $522,000 and $261,000 per week the first year, $371,000 per week the second year and $391,000 per week the third year for services (all weekly payments are due two weeks in advance of content distribution). The services consist of a national feed to an estimated 18,411,000 million households of the programming service currently known as the "Real Hip-Hop Network" and/or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all DirecTV subscribers in the United States on an exclusive designated channel determined by DirecTV . Upon completion of testing with Dish Network, the Company agreed to pay a non-refundable deposit to Dish Network of $1,500,000 and $1,166,000 per month for services (all monthly payments are due in advance of content distribution). The services consist of a national feed to an estimated 14,000,000 million households of the programming service currently known as the "Real Hip-Hop Network" and/or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all Dish Network subscribers in the United States on an exclusive designated channel determined by Dish Network . The Company began testing with the networks in August, 2013 and anticipated completion in November of 2013 and has been delay do to testing until the end of January 2014. The Company will not be able to launch it content on either network until the aforementioned deposits and monthly fees can be paid. The Company currently has no cash or ability to pay the network fees and is relying on the primary offering in this prospectus to meet the obligations. Pursuant to the agreements there are customary representations and warranties of each of the parties and can be terminate by either party with thirty days written notice.

The company is operating independently of SSM Media the majority stockholder and The Real Hip-Hop Network, Broadcast Corp, the Licensor.

Business Overview

The Real Hip-Hop Network ("RHN") is an emerging growth company that intends to provide family-appropriate (family-appropriate "meaning it is considered suitable for all members of the average family") Hip-Hop content to a multi-racial/multi-generational demographic through multiple distribution platforms that will initially include cable/satellite television, and through the Company's website at RHN.TV. The Company also intends to utilize broadband, digital and wireless platforms to deliver music, gaming and steaming video to mobile devices and in home gaming systems. RHN currently has exclusive rights to approximately 30,000 hours of content, which is equivalent to 3.4 years.). The Company intends to launch commercially through national subscription TV, estimated within the second quarter of 2014. The Company has beta tested the delivery of live streaming version of its video content on the Company's website RHN.TV.

The Company intends to provide a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content. We are currently evaluating all our options to commercialize our licensed content and platforms. The Company's concept and content has been beta tested and has not been deployed for commercial sale anywhere in the world. Although the Company's technology and platform in ready for deployment each country have different requirements for deployment, so the commercialization process is likely to be lengthy and complex. The Company may employ different strategies in different areas of the world, such as sublicensing deployment and commercialization rights for some territories while retaining rights for other territories.

Revenue: Our primary sources of revenue is intended to come from affiliate fees and advertising. The Company anticipates the first one to three years of revenues will be generated by advertising as we will be paying the providers for the distribution of our content and for the third year and beyond after the Company establishes rating scores the Company intends on generating Affiliate revenues. Affiliate revenues are derived from long-term distribution agreements with cable, satellite and telecommunications operators who pay us a monthly fee for each subscriber household that receives RHN content.

Need for Additional Capital: The Company will not be able to commercialize either its media content or distribution platforms without additional capital, if we do not raise at least Five Hundred Thousand Dollars ($500,000) for its future development before August 15, 2014, raise at least Five Hundred Thousand Dollars ($500,000) for its future deployment before August 15, 2015, and raise at least One Million Dollars ($1,000,000) for its future deployment before August 15, 2016 equaling the minimum funding requirement of Two Million Dollars ($2,000,000) for the deployment of its content distribution over the next three years or we will lose our rights to the media content and distribution platforms. Additionally, the Company will shall pay Licensor a royalty of one quarter of one percent (.25%) of all gross revenues resulting from the use of the Technology by Licensee and if the technology is sub-licensed form the Company, the Company shall pay Licensor a one percent (1%) royalty except as otherwise modified in writing. The Company will require significant additional financing in order to meet the milestones and requirements of its Business Plan and avoid discontinuation of the License. Funding would be required for staffing, marketing, public relations and the necessary distribution to expanding the scope of its offering to include the global market. The Company intends to seek at an aggregate of $25,000,000 in 2014 through the sale of equity or convertible debt securities, the issuance of these securities could dilute existing shareholders. The Company's funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding. It is estimated that $2,755,548 will be used for sales and marketing, $12,930,077 will be used for the TV network fees, an estimated $2,049,325 will be spent on management, legal, accounting, rent, financing fees and other payables, $ 16,889 will be spent on this offering and $3,589,520 will be spent on production and programming leaving $3,658,641 in reserve for increased working capital.

There is no guarantee that the Company will be able to raise this or any amount of additional capital and a failure to do so would have a significant adverse effect on the Company's ability, or would cause significant delays in its ability to address the market for the distribution of media content and achieve its Business Plan, it estimated the minimum amount of capital the company needs to raise over the ne twelve months is $2 million to continue operations. Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $25,000,000 estimated to be required.

Industry Background

We believe that the way in which young adults consume media and engage with news, information and lifestyle content are undergoing changes. We believe the dynamic preferences and consumption patterns of young adults are not being adequately addressed by traditional media outlets. At the same time, technology is transforming the way media is created, expanding the universe of content creators, altering the cost structure of content production and distribution, and enabling delivery across multiple platforms. The packaging and programming of content is also evolving, enabling new means of distribution capable of rapidly adapting to changing consumer preferences. As the way young adults engage with news, information and lifestyle content changes, it presents new challenges to networks and advertisers who target the 18-34 year-old audience demographic. The Company believes these challenges could include:

- *Evolution in the media preferences and consumption patterns of young adults.* Young adults want to engage with programming related to news, information and lifestyle, but their consumption patterns have evolved faster than traditional television programming, leaving their needs underserved.

- *Changes in media programming and production.* Digital media tools enable scalable production with relatively low overhead, open systems and small teams, which has changed the way content can be processed, organized and delivered.

- *Evolution in content creation.* Changes in the means and cost structure of content production and distribution have significantly expanded the universe of potential content creators. As a result, programming can be a conversation between viewers and a network, offering freedom from one-way communication and resulting in unprecedented engagement and participation.

- *Changes in advertising models that drive the media industry.* Advertisers devote the largest portion of their media spending to television. However, the traditional TV advertising model is becoming less effective with young adults, who are changing their viewing patterns.

Market Opportunity

We believe there is a market opportunity to develop an integrated media platform capable of cost-effectively engaging young adults around news, information and lifestyle entertainment, and to build a brand premised on communicating what is going on in the lives of this young-adult generation. We believe there is demand from both young adults and the advertisers who target them for a media platform that engages 18-34 year-olds in pop culture, politics, careers and relationships.

Our media platform is intended to motivate its audiences to make a difference in their lives and communities with a broad and impactful pro-social agenda. In addition, providing a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content provides a compelling way to capture this opportunity.

Hip-Hop Market

Originating an estimated 30 years ago as an "underground" urban music genre popular in a few large U.S. cities, Hip-Hop has evolved and expanded into a broadly popular global entertainment and cultural medium. Business Week reported as early as 2005 that there were an estimated 100 million Hip-Hop fans worldwide, including 50 million in the U.S. The following discussion highlights what the Company believes is distinctive appeal of the Hip-Hop market, focusing on the characteristics that make it ideally suited to support the Company's dedicated programming network. Specifically:

- While it has grown far beyond its music roots, Hip-Hop is fundamentally a media-based industry targeting a media-centric audience. It is estimated that Hip-Hop is the second largest selling music category, trailing only Country (for which, by comparison, there are already three dedicated cable networks). There are at least two Hip-Hop radio stations ranked among the top 10 (based on listenership) in nine of the ten largest U.S. markets.

- Hip-Hop music and culture have broad appeal to a large cross-section of the U.S. teen and young adult population (i.e., individuals aged 12-34). While Hip-Hop retains its popularity and cultural draw in the urban market, the majority of Hip-Hop consumers are Caucasian suburbanites – reflecting the significant (and growing) urban influence on suburban culture. Hip-Hop's broad appeal has made the genre extremely important and attractive to major advertisers seeking to connect with this difficult to reach young audience.

- Leading Hip-Hop entertainers have emerged as "One Man Brands," achieving enormous success in marketing apparel, footwear, video games, etc. – as well as endorsing products and "crossing over" into television and film acting careers.

- Finally, entertainment and "reality" television programming with Hip-Hop themes is increasingly prevalent and popular, while Hip-Hop videos are estimated to be the most popular genre in the MTV Network's music menu as well as the most popular programming category on the Black Entertainment Television ("BET")

The entrepreneurial spirit and savvy of leading Hip-Hop artists initially transformed the marketing landscape by establishing the "One Man Brand." More recently, Hip-Hop entrepreneurs have increasingly intertwined their own initiatives with the activities of major advertisers and Fortune 500 companies.

Programming Strategy

Programming is anticipated to be the company's fundamental strength and the factor that most distinguishes the network from competitors. The Company intends to devote time to current and past Hip-Hop "stars," but will also devote time to emerging artists in the field. In addition, the number of hours of programming the company will devote to news, magazine, lifestyle and reality shows about and/or featuring Hip-Hop artists will be extremely difficult to duplicate by other networks because our network will initially be built with essentially "no cost" music videos which will form the basis of much of its programming schedule. RHN's programming strategy allows for greater ability to manage investment, as the business scales.

Programming Themes and Concepts

The Company intends to be flexible with its programming mix and content to respond to its target market. However, the network's plan is to establish a programming schedule consisting of approximately 45% (11 hours per day) of music video-based entertainment, and about 55% (13 hours per day) of original programming revolving around the Hip-Hop lifestyle and culture. The original programming is expected to be studio-based shows, magazine shows and documentaries/reality shows produced by the Company (e.g., generally modest cost, hosted shows with interviews and some live performances), while the Company will initially utilize the content it currently owns or has right to use, future programming is expected to be acquired and/or bartered from independent producers.

A broad sampling of the specific programming themes and concepts that the network intends to feature include

- *Live Concert Series*. We intend to air up to six original Hip-Hop concerts per year, featuring artists ranging from the well-established to the up-and-coming and these concerts will be repeated throughout the calendar year.

- *News, Magazine Shows, and Daily Talk Show* . The Company will produce and acquire a number of topical news and magazine shows that detail relevant news and information about the Hip-Hop community. For example, ***One Nation Hip-Hop*** will be an "Entertainment Tonight"-style program providing information about the latest TV shows, movies and sitcoms featuring the biggest and hottest Hip-Hop celebrities. It will also feature current album releases and concert tour information. *Analyze This* will feature celebrity guests from diverse backgrounds discussing the issues and controversies behind rap lyrics, and ***Hip-Hop Insider*** will be a news show featuring politics, news and sports, hosted by RHN VJs. *Mogol* is a Hip-Hop business show featuring segments on record industry economics, news on the latest deals of superstar Hip-Hop recording artists, and lifestyle segments with showcases of homes, cars and travel destinations of the Hip-Hop elite. ***Rap Sheet*** is a Hip-Hop news and commentary show featuring writers from Hip-Hop's greatest magazines, including Source, Vibe and XXL. Finally, management has plans for a nightly talk show called ***Hip-Hop Late Nite*** featuring live guests.

- *Documentary and "Competition" Programming* . We will seek to assemble a stable of documentaries and artist profiles/features programs. ***Legend*** will chronicle the greatest Hip-Hop legends, while ***Behind the Platinum*** will showcase the backstage, behind the scenes scandals, shady deals, violence and murder that exist in the dark corners of the music industry. ***Dollar and Dream*** will document the rise of Hip-Hop's greatest artists. In addition, ***Unsigned Heat*** will profile the hottest unsigned MC's in the business. Competition style programming will include ***Technics World***, a DJ competition, and ***Rap Wars***, a nationwide MC freestyle battle competition. ***Rap Superstar*** will be an American Idol-style Rap show with celebrity guest judges. In addition, the Company has acquired and will "re-version" extensive footage and pre-produced segments that have been developed by Pseudo Entertainment and others. Much of this content is of high quality and is readily adaptable for television using low cost post-production techniques. This approach mirrors that often used by The History Channel, Biography and others, to develop quality documentary and reality programming at a modest cost.

- *Entertainment Programming* . The Company intends to round out its programming schedule with a number of entertaining shows designed to appeal to segments of its target audience. These shows include:

  - ***Kissed or Dissed*** – a dating show chronicling the dates of Hip-Hop singles culminating in whether their partners will be kissed or dissed.

  - ***Beneath the World Order*** – a Company original animated series.

  - ***Flip Side*** – a reality show where two people from different worlds switch places.

  - ***Chrome*** – a program dedicated to Hip-Hop's love affair with cars.

  - *Street Skillz: Street Ball Tournament* – hosted by popular former MTV hosts Ed Lover and Dr. Dre, this show offers the winner of a street basketball tournament a workout with NBA scouts.

  - *Couture with Toni* – a fashion show based on Hip-Hop fashion hosted by the Company's personalities.

  - *Every Woman has a Story* – a show on women and their struggles.

  - *Serve it Up* – this show features Raz B, a former member of pop super group B2K and an actor in the movie about Hip-Hop dance "You Got Served." The show will have top Hip-Hop dance troops compete for cash and prizes in front of celebrity judges.

  - ***The Deal*** – featuring The Outlawz, this show takes a behind-the-scenes look at their lives both on and off stage, as they struggle to make their own way outside the legacy of legendary artist Tupac Shakur.

In the event distribution and revenue proceed at a different pace than projected, the Company has the flexibility to adopt a different programming mix (e.g., exhibit more "no cost" music videos) and thereby contain costs.

Key elements of the Company's programming model include:

- *Acquired entertainment programming/partnerships with existing niche producers* . We believe that much of the acquired entertainment programming can be obtained at a modest cost. In addition, by partnering with existing niche producers for the development of certain ongoing original programming, The Company anticipates to be able to obtain distribution rights to a significant amount of content at no cash cost (i.e., on a barter basis). Our production staff will support the creation of an expanded number of programs by these partners and ensure an on-air look consistent with the network's overall format.

- *Acquired and re-versioned documentary programming* . By employing a combination of acquired documentary programming and utilization of post-production resources to enhance and package footage and segments obtained at little or no cost from sources we will be able to offer an appealing array of documentary-style content at a very feasible total cost.

- *Original studio production* . A significant percentage of our original programming will be studio-based. Most shows (whether news, magazine, talk shows or hosted music video segments) will be hosted by staff VJs and will feature interviews and live performances from Hip-Hop artists looking to promote their latest work. Costs for this programming can be carefully managed. Hosted music video programs will feature wrap-around introductions and commentary produced efficiently in the studio as well.

- *Opportunity for multiple airings* . Much of the Company's programming can be aired on multiple occasions, providing viewers with additional opportunities for viewing the content, while also minimizing costs. Given the network's reliance on music videos, most of our annual programming needs will be constantly refreshed at little or no cost, as music labels/record companies will provide new releases of music videos on a continual basis. This is expected to account for about 3,600 hours of the approximate 8,000 hours of annual programming needed by the Company. The remaining programming hours will be filled with modest-cost acquired programming and no-cost bartered programming, as well as original Company productions. Acquired programming is expected to be repeated as many as ten times and original Company productions are expected to be repeated on average as many as six times.

DISTRIBUTION AND MARKETING STRATEGY

The strategy is to provide content to its audience across all available media outlets: Broadcast TV, Broadcast Radio, Cable/Satellite, Broadband Internet, Print, mobile video, and gaming systems. The Company currently has binding and enforceable contracts with DirecTV and DISH Network, which will allow the Company to launch commercially to a viewership of an estimated 32 million subscribers. The aforementioned contracts were assigned to the Company on August 14, 2013 through a license agreement as described in the "Description of Business" section.

Management believes that the network's programming will attract viewership and that the network's concept will engender strong grass roots support from Hip-Hop fans. As such, the network's overall distribution and consumer marketing strategy is focused on the following:

- Exposure. Marketing our network with key strategic partners, such as Fortune 500 companies, which are now recognizing the enormous size of the Hip-Hop Community. We will appoint a sales team to utilize approach on large and multiple opportunity advertisers.

- Grass roots support. RHN recently completed the production of a major Hip-Hop concert event, and will continue to pursue grass roots marketing campaigns and develop launch and other promotional events that will attract Hip-Hop fans. These activities will not only contribute to the buzz and success of market-specific launches, they will also create broadened awareness of and interest in the network among Hip-Hop fans throughout the country. These fans will then be actively encouraged to support the network's distribution efforts through follow-up targeted marketing campaigns.

- Sponsorship: Promoting our services at television media industry shows as well as Hip-Hop events across the country and early stage advertising, in areas of potential viewership.

- Source magazine promotion. The Company will also consistently promote the Hip-Hop Network and encourage grass roots support through its widely read partners and influential Source and Vibe magazines. Source and Vibe reaches the core of the Hip-Hop fan base – and provides a very effective means for stimulating "word-of-mouth" about the Real Hip-Hop Network.

Radio

The Company intends to acquire Local Marketing Agreements with broadcasters in strategic markets in the United States. Broadcast affiliates have already been identified. This strategy will create a radio presence for the Real Hip-Hop Network Brand with cross promotion capability with its broadcast foot print starting in New York City, NY, Los Angeles, CA, Chicago, IL and Washington, DC.

Digital Content Delivery

The Company intends to have broad distribution through digital platforms to cross promote our brands and sell digital content subscriptions through our web and TV properties. Ringtones, Wallpaper, and Music Video Downloads may be made available for a monthly subscription fee. The Company also intends to leverage its television viewing audience to create a mobile text community. The network has a short code that will be used to get gain revenue through fee-based music video or contest voting like other television shows.

Smart Phone Media Distribution

According to CTIA-The Wireless Association® an international nonprofit membership organization that has represented the wireless communications industry since 1984 states that the cell phone universe has over 300 million mobile subscribers, and the number of smart phone users will exceed 70 million in the U.S. in 2011. The Company intends to have mobile applications platforms and use existing platforms to make available a mobile version of its channel to be streamed live to all smart phones.

Broadband

RHN.TV intends to create a virtual audience build out from the channels national fan base. The network will stream its channel to the site live 24 hours a day and post popular shows on the site to be viewed on-demand. Free RHN.TV e-mail addresses will be made available to the public as well as social networking and video file sharing like youtube.com. Premium digital content will be bought and sold online. RHN.TV will use existing popular social networking platforms to create and maintain an active and growing network of RHN fans and supporters.

Web-Based Marketing

Critical to producing visibility and traffic is the use of the Web for advertising. We intend to have a campaign which will increase traffic and contribute to "brand recognition" and "brand loyalty" through a combination of search engine listings with meta-tags that produce search results in the top 10 on listings for Hip-Hop information. With the advent of WebTV, we believe that the prospect of entering more homes as a menu option delivered by a portal site like AOL or Google could enhance media exposure and visitation. The advent of broadband Internet services will be important but will not reduce our primary presence on "standard" television.

Affiliate Sales Strategy

The Company understands that opportunities for new networks to secure analog and even digital basic distribution are extremely limited and often require significant launch incentive payments that substantially increase the investment associated with the network. Further, we are aware that its core audience is both highly coveted by advertisers and intensely interested in the network's subject matter. For these reasons, the Company believes it can succeed as a service distributed via digital tiers and plans to seek inclusion in reasonably priced digital programming tiers that target a young adult audience.

In addition to positioning the network for tiered distribution, management intends to aggressively pursue early stage distribution by alternative video providers, most notably the major telephone companies. It is believed that securing distribution via these outlets will significantly enhance prospects for carriage among the more established cable and satellite distributors. Specifically, both Verizon and SBC have publicly announced plans to offer a range of programming choices that far exceeds anything currently available to consumers. Further, because these companies are collectively building their fiber-based distribution networks in nearly every major market in the country, widespread carriage of RHN may place pressure on cable and satellite distributors on essentially a nationwide basis with a particular emphasis on the markets where the Hip-Hop's appeal is likely to be greatest.

The Company intends to focus its distribution and consumer marketing efforts on major urban markets with significant African-American population concentrations and where Hip-Hop-formatted radio stations are consistently among the leading local radio outlets.

Advertising Sales Strategy

The Company's advertising sales strategy centers on leveraging three primary strengths: (1) the appeal of its target audience; (2) unique cross-media packaging opportunities; and (3) the network's expected major market concentration. The Company's ability to capitalize on these key strengths is anticipated to be supported by strategic alliance within young adult marketing organizations.

Our advertising sales attributes are outlined in additional detail below:

✓ Attractive audience demographics and strong appeal to major advertisers. We believe the Hip-Hop audience is concentrated in the hard-to-reach 12-34 demographic and major advertisers are aligning with Hip-Hop personalities as a means for reaching this demographic with extraordinary results.

✓ Niche appeal to selected key brands/product categories. We believe that in addition to Hip-Hop's appeal to major advertisers, the culture/lifestyle is closely aligned with certain brands and product categories, including clothing and footwear lines designed by or for Hip-Hop artists, as well as selected other products in the automotive, beverage and retail category. The Company intends to provide a natural vehicle for these advertisers to reach a loyal and lucrative customer base.

✓ Magazine partnership. We intend to partner with Hip-Hop magazines that will enable the Company to advertise in proven print media outlets that hold strong appeal and have an established market position in the Hip-Hop segment.

✓ Concentration in major markets. It is anticipated that the Company's initial distribution will be concentrated in the country's largest television markets but the exact locations not been finalized. These indemnified markets will have the highest priority for major advertisers and the Company may be able to interest larger advertisers even in its early stages of development.

COMPETITIVE ENVIROMENT

Competitors to what the Company is offering include, but are not limited to:

- *MTV Networks* . Following its launch as the first video music network in 1981, Viacom subsidiary Music Television (MTV) changed the television landscape and ultimately the music industry. In 2009, MTV was among the most widely distributed cable networks, available to over 98 million homes. While still effectively targeting the 12-34 demographic, MTV has substantially changed its programming format in recent years to feature reality programming such as *The Real World* and other series' such as the popular *Pimp My Ride* .

- *BET Networks* . Black Entertainment Television (BET) launched in 1980. In 2009, BET was available to 90 million homes worldwide. BET provides a range of programming intended to reflect African-American culture, including educational programs, sports, public affairs and music content. Further, the popularity of BET's music programming led the organization to develop BET Jazz – which is available to approximately over 11 million homes and features jazz videos, films and documentaries.

- *TV One* . TV One targets African American adults (i.e., the 25-54 demographic) with a mix of lifestyle programming, classic series, movies, fashion and music content. With ownership including Radio One, Comcast and DIRECTV, TV One is estimated to have attained distribution to 18 million homes in its first year of operation, and is current available to 48 million households. This network reflects the subscription TV industry's growing interest in enhancing its appeal to the African American market.

- *VH1 Network:* . Also owned by Viacom, the VH1 family of networks provides a range of music video and music-centered programming – geared primarily to the 25-54 demographic. In 2009, VH1 was available to 97 million households.

- *FUSE* . Owned by Rainbow Media, FUSE promoted itself as the "only all-music, viewer-influenced television network." FUSE programming includes music videos, artist interviews, live concerts and specials that emphasize "alternative" rock. In certain respects, FUSE is suggestive of the potential for RHN – as a truly music-centered alternative to the MTV family, with a concentrated emphasis on the 12-34 demographic and a particular, popular music-based lifestyle.

The Company intends to differentiate itself through a full-time focus on Hip-Hop content, the range of its coverage of the Hip-Hop culture, its unique understanding of the Hip-Hop lifestyle that emanates from direct involvement in the industry, and its focus on delivering higher-quality, family-appropriate Hip-Hop content to a multi-generational demographic.

GOVERNMENT REGULATIONS

The scope of communications regulations to which we or our distributors are subject varies from country to country. Typically, video programming regulation in each of the countries in which we or our distributors operate or plan to operate requires that domestic broadcasters and platform providers secure certain licenses from the domestic communications authority. Additionally, most nations have communications legislation and regulations that set standards regarding program content and the content and scheduling of television advertisements. Most nations also have legislation and regulations that provide that a certain portion of programming carried by broadcasters or multi-channel video programming distributors be produced domestically and to some degree be sourced from domestic production companies that are independent of the distributor. Some jurisdictions in which we plan to operate have strict censorship of content, and prohibited content may vary substantially over time.

In most countries, communications regulations are generally subject to periodic and ongoing governmental review and legislative initiatives that may affect the nature of programming we are able to offer and the means by which it is distributed. For example, the U.S. Federal Communications Commission, or FCC, is considering expansion of the exclusivity ban on programmers affiliated with cable operators to programmers affiliated with satellite networks. Any such restrictions, if adopted, could adversely affect our ability to negotiate with satellite programming distributors should we become subject to any such rules. In addition, some policymakers maintain that cable and satellite operators should be required to of fer programming to subscribers on a network-by-network, or ô la carte , basis or to provide "family friendly" program tiers. The unbundling or tiering of program services could result in reduced subscriber households and advertising revenues and increased marketing expenses. The timing, scope or outcome of these reviews and initiatives could be unfavorable to us, and any changes to current communications legislation or regulations could require adjustments to our operations.

The laws relating to the liability of providers of online services are currently unsettled both within the U.S. and abroad. Claims against other companies with online businesses similar to ours have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection, tort, unlawful activity, copyright or trademark infringement or other theories based on ads posted on a website and content generated by a website's users. Compliance with these laws is complex and may impose significant additional costs on us and restrictions on our business. Any failure to comply with these laws could subject us to significant liability.

EMPLOYEES

At present, we have four full time employees; they do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employee. None of our employees are represented by a labor union and we consider our relationships with our employees to be good.

The company is currently working to implement employments agreements for our four employees and if, as and when a public market for the Company's shares is established share from our incentive stock option plan may be issues to the employees.

Item 1A . RISK FACTORS.

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

We were incorporated in the State of Delaware on May 4, 2010, and established an end of March fiscal year end. Our corporate headquarters is located at 1455 Pennsylvania Avenue NW, Suite 400, Washington, DC 20004 and our telephone number is (202) 379-3115 our website is RHN.TV.

ITEM 3. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

ITEM 4. Reserved

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

We intend to have our common stock be quoted on the OTC Bulletin Board or other US trading exchange. If our securities are not quoted on the OTC Bulletin Board or other US trading exchange, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

(1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers, and

(2) securities admitted to quotation are offered by one or more Broker-dealers rather than the "specialist" common to stock exchanges.

To qualify for quotation on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company listing. We do not yet have an agreement with a registered broker-dealer, as the market maker, willing to list bid or sale quotations and to sponsor the Company listing. If the Company meets the qualifications for trading securities on the OTC Bulletin Board our securities will trade on the OTC Bulletin Board until a future time, if at all, that we apply and qualify for admission to quotation on the NASDAQ Capital Market. We may not now and it may never qualify for quotation on the OTC Bulletin Board or be accepted for listing of our securities on the NASDAQ Capital Market.

As of January 13, 2014, we had 29,150,000 shares of common stock outstanding and no shares issuable upon exercise of our employee stock options. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for, 2,376,050 shares (the "Lock-up Shares") as described in the "Selling Stockholder Section" above and unless they are purchased by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act.

The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares, as of March 31, 2014, approximately 25,973,950 shares are beneficially owned by executive officers, directors and affiliates (there are no shares of our common stock which may be acquired upon exercise of stock options and employee options or currently exercisable or which become exercisable within 60 days of March 31, 2014).

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

- 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or
- the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

TRANSFER AGENT

The intended stock transfer agent for our securities is Island Stock Transfer. St. Petersburg, FL. Their address is 100 2nd Avenue South, 300N, St. Petersburg, Florida 33701. Their phone number is (727) 289-0010.

SHAREHOLDERS

As of January 13, 2014 the Company had 29,150,000 shares of our common stock issued and outstanding held by 51 holders of record. The selling stockholders are selling a total of 3,176,050 shares representing (10.89%) of the 29,150,000 issued and outstanding shares of common stock. The selling stockholders marked with an asterisk (*) in the selling shareholder table on page 25 hold 2,376,050 shares (the "Lock-up Shares") of the 3,176,050 held by the selling stockholders, the 2,376,050 shares are subject to lock-up agreements. These shares are subject to lock-up agreements that are scheduled to expire at various times during the next 15 months. Under the terms of the lock-up agreements, the Lock-up Shares cannot be sold or transferred for a period of six (6) months (the "Lock-up Period") from the date that the Securities and Exchange Commission (SEC) declares this prospectus of the Company effective (the "Effective Date"). On the date of expiration of the Lock-up Period and for each of the three (3) consecutive three-month periods after the date of expiration of the Lock-up Period, the aggregate number of Lock-Up Shares that may be sold or transferred in the three-month period after the date of expiration of the Lock-up Period and in any such three-month period shall not exceed (i) that number of Lock-up Shares equal to 25% of the Stockholder's Lock-up Shares held on the Effective Date (the "25% Limit"), for any Stockholder who is not an affiliate of the Company and (ii) the maximum amount permitted under applicable law or regulation for any Stockholder who is an "affiliate" in any 90-day period, provided that such maximum amount does not exceed the 25% Limit. The release dates, number of shares being released, and corresponding percentages of our 29,150,000 outstanding shares, are 594,012.5 shares (2.02%) 180 days after the Lock-up Period and 594,012.5 shares (2.02%) for each of the three (3) consecutive three-month periods after the date of expiration of the Lock-up Period.

SECURITIES AUTHORIZED UNDER EQUITY COMPENSATION PLANS

1. ESTABLISHMENT AND PURPOSE

The **Company's Employee, Director and Consultant Stock Plan ("The Plan')** was established in June of 2011 by the Company to attract and retain persons eligible to participate in the Plan, motivate Participants to achieve long-term Company goals, and further align Participants' interests with those of the Company's other stockholders. The Plan is adopted as of the Effective Time, subject to approval by the Company's stockholders within 12 months before or after such adoption date. Unless the Plan is discontinued earlier by the Board as provided herein, no Award shall be granted hereunder on or after the date 10 years after the effective date.

2. ADMINISTRATION; ELIGIBILITY

The Plan shall be administered by the Administrator; provided, however, that, if at any time no Committee shall be in office, the Plan shall be administered by the Board. The Plan may be administered by different Committees with respect to different groups of Eligible Individuals.

The Administrator shall have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals ; provided, however, that each Eligible Individual must be an officer, employee, director or consultant of the Company or of an Affiliate at the time the Award is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of an Award to a person not then an officer, employee, director or consultant of the Company or of an Affiliate; provided, however, that the actual grant of such Award shall be conditioned upon such person becoming an Eligible Individual at or prior to the time the Award is granted. Participation shall be limited to such persons as are selected by the Administrator. The granting of any Award to any individual shall neither entitle that individual to, nor disqualify such individual from, participation in any other Awards.

3. STOCK SUBJECT TO PLAN

Subject to adjustment as provided in this Section 4, the aggregate number of shares of Stock which may be delivered under the Plan shall not exceed a number equal to 25% of the total number of shares of Stock outstanding immediately following the Effective Time, assuming for this purpose the conversion into Stock of all outstanding securities that are convertible by their terms (directly or indirectly) into Stock ; provided, however, that, as of January 1 of each calendar year, commencing with the year 2013, the maximum number of shares of Stock which may be delivered under the Plan shall automatically increase by a number sufficient to cause the number of shares of Stock covered by the Plan to equal 25% of the total number of shares of Stock then outstanding, assuming for this purpose the conversion into Stock of all outstanding securities that are convertible by their terms (directly or indirectly) into Stock .

To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary thereof because the Award expires, is forfeited, canceled or otherwise terminated, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

In the event of any Company stock dividend, stock split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, corporate separation or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company stockholders other than a normal cash dividend), sale by the Company of all or a substantial portion of its assets (measured on either a stand-alone or consolidated basis), reorganization, rights offering, partial or complete liquidation, or any other corporate transaction, Company share offering or other event involving the Company and having an effect similar to any of the foregoing, the Administrator may make such substitution or adjustments in the (A) number and kind of shares that may be delivered under the Plan, (B) additional maximums imposed in the immediately preceding paragraph, (C) number and kind of shares subject to outstanding Awards, (D) exercise price of outstanding Stock Options and Stock Appreciation Rights and (E) other characteristics or terms of the Awards as it may determine appropriate in its sole discretion to equitably reflect such corporate transaction, share offering or other event; provided, however, that the number of shares subject to any Award shall always be a whole number.

4. STOCK OPTIONS

Stock Options may be granted alone or in addition to other Awards granted under the Plan and may be of two types: Incentive Stock Options and Non-Qualified Stock Options. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

The Administrator shall have the authority to grant any Participant Incentive Stock Options, Non-Qualified Stock Options or both types of Stock Options (in each case with or without Stock Appreciation Rights). Incentive Stock Options may be granted only to employees of the Company and its Subsidiaries. To the extent that any Stock Option is not designated as an Incentive Stock Option or, even if so designated, does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option. Incentive Stock Options may be granted only within 10 years from the date the Plan is adopted, or the date the Plan is approved by the Company's stockholders, whichever is earlier.

Stock Options shall be evidenced by option agreements, each in a form approved by the Administrator. An option agreement shall indicate on its face whether it is intended to be an agreement for an Incentive Stock Option or a Non-Qualified Stock Option. The grant of a Stock Option shall occur as of the date the Administrator determines.

Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Optionee affected, to disqualify any Incentive Stock Option under Section 422 of the Code.

5. STOCK APPRECIATION RIGHTS

Stock Appreciation Rights may be granted either on a stand-alone basis or in conjunction with all or part of any Stock Option granted under the Plan. In the case of a Non-Qualified Stock Option, such rights may be granted either at or after the time of grant of such Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of grant of such Stock Option. A Stock Appreciation Right shall terminate and no longer be exercisable as determined by the Administrator, or, if granted in conjunction with all or part of any Stock Option, upon the termination or exercise of the related Stock Option.

A Stock Appreciation Right may be exercised by a Participant as determined by the Administrator in accordance with this Section 6, and, if granted in conjunction with all or part of any Stock Option, by surrendering the applicable portion of the related Stock Option in accordance with procedures established by the Administrator. Upon such exercise and surrender, the Participant shall be entitled to receive an amount determined in the manner prescribed in this Section 6. Stock Options which have been so surrendered, if any, shall no longer be exercisable to the extent the related Stock Appreciation Rights have been exercised.

6. STOCK AWARDS OTHER THAN OPTIONS

Stock Awards may be directly issued under the Plan (without any intervening options), subject to such terms, conditions, performance requirements, restrictions, forfeiture provisions, contingencies and limitations as the Administrator shall determine. Stock Awards may be issued which are fully and immediately vested upon issuance or which vest in one or more installments over the Participant's period of employment or other service to the Company or upon the attainment of specified performance objectives, or the Company may issue Stock Awards which entitle the Participant to receive a specified number of vested shares of Stock or cash, as determined by the Administrator, upon the attainment of one or more performance goals or service requirements established by the Administrator.

7. CHANGE IN CONTROL PROVISIONS

(a) *Impact of Event* . Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control:

(i) Any Stock Options and Stock Appreciation Rights outstanding as of the date such Change in Control is determined to have occurred and not then exercisable and vested shall become fully exercisable and vested to the full extent of the original grant;

(ii) The restrictions applicable to any outstanding Stock Award shall lapse, and the Stock relating to such Award shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

(iii) All outstanding repurchase rights of the Company with respect to any outstanding Awards shall terminate; and

(iv) Outstanding Awards shall be subject to any agreement of merger or reorganization that effects such Change in Control, which agreement shall provide for:

(A) The continuation of the outstanding Awards by the Company, if the Company is a surviving corporation.

(B) The assumption of the outstanding awards by the surviving corporation or its parent or subsidiary;

(C) The substitution by the surviving corporation or its parent or subsidiary of equivalent awards for the outstanding Awards; or

(D) Settlement of each share of Stock subject to an outstanding Award for the Change in Control Price (less, to the extent applicable, the per share exercise price).

(v) In the absence of any agreement of merger or reorganization effecting such Change in Control, each share of Stock subject to an outstanding Award shall be settled for the Change in Control Price (less, to the extent applicable, the per share exercise price), or, if the per share exercise price equals or exceeds the Change in Control Price, the outstanding Award shall terminate and be canceled.

8. MISCELLANEOUS

(a) *Amendment* . The Board may amend or alter the Plan or any Award, but no amendment or alteration shall be made which would adversely affect the rights of a Participant under an Award theretofore granted without the Participant's consent, except such an amendment (i) made to avoid an expense charge to the Company or an Affiliate, or (ii) made to permit the Company or an Affiliate to claim a deduction under, or otherwise comply with, the Code (including, but not limited to, Section 409A of the Code). No such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by law, agreement or the rules of any stock exchange or market on which the Stock is listed.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our discussion includes forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements made which are not purely historical are forward-looking, and are based upon current expectations that involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated or implied in these forward-looking statements as a result of a number of factors, including those set forth In Item 1A - "Risk Factors" of this Annual Report on Form 10-K. We use words such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions to identify forward-looking statements.

PLAN OF OPERATION

Overview

The Real Hip-Hop Network ("RHN") is an emerging growth company that provides family-appropriate (family-appropriate "meaning it is considered suitable for all members of the average family") Hip-Hop content to a multi-racial/multi-generational demographic through multiple distribution platforms that initially include cable television, and the Company's website RHN.TV that is designed to be the Internet destination for the Company's target audiences. The Company also intends to utilize broadband, digital and wireless platforms to deliver music, gaming and steaming video to mobile devices and in home gaming systems within the next twelve months. RHN currently has exclusive rights to approximately 30,000 hours of content (3.4 years) and the Company has beta tested the delivery of live streaming version of its video content on the Company's website RHN.TV. The Company intends to launch commercially through national subscription TV that is estimated to be the second quarter of 2014. The Company currently has contracts with DirecTV and DISH Network, which will allow the Company to launch commercially to a viewership of an estimated 32 million subscribers. The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end April, 2014 with no cost to the Company.

Through the License Agreement the Company was assigned binding and enforceable contract with DirecTV, the term of the agreement is for the period commencing on May 8, 2013 and ending on the first anniversary of the Service Commencement Date, which is anticipated to be April of 2014 (the "Term"). DirecTVshall have the option to extend the Agreement for one (1) additional year upon notice to the Company at least sixty (60) days prior to the scheduled expiration of the Term (and the "Term" shall be deemed to include any such extension period). The "Service Commencement Date" means the date on which DirecTV commences distribution of the Service via the DirecTV Distribution System for revenue-generating purposes, which date shall be on or about December 1, 2013. Furthermore, the Company was assigned binding and enforceable contract with DISH Network that began May 1, 2013 and expires February 28, 2015. The contracts with DirecTV and DISH Network are intended allow the Company to launch commercially to a viewership of an estimated 32 million subscribers. The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end April, 2014 with no cost to the Company.

Upon completion of testing with DirecTV, the Company agreed to pay a non-refundable deposit to DirecTV of $522,000 and $261,000 per week the first year, $371,000 per week the second year and $391,000 per week the third year for services (all weekly payments are due two weeks in advance of content distribution). The services consist of a national feed to an estimated 18,411,000 million households of the programming service currently known as the "Real Hip-Hop Network" and/or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all DirecTV subscribers in the United States on an exclusive designated channel determined by DirecTV . Upon completion of testing with Dish Network, the Company agreed to pay a non-refundable deposit to Dish Network of $1,500,000 and $1,166,000 per month for services (all monthly payments are due in advance of content distribution). The services consist of a national feed to an estimated 14,000,000 million households of the programming service currently known as the "Real Hip-Hop Network" and/or "RHN", which shall consist exclusively of the type of programming described herein, presented on a 24-hour per day, 7 days a week schedule to reach all Dish Network subscribers in the United States on an exclusive designated channel determined by Dish Network . The Company began testing with the networks in August, 2013 and anticipated completion in November of 2013 and has been delay do to testing until the end of April 2014. The Company will not be able to launch it content on either network until the aforementioned deposits and monthly fees can be paid. The Company currently has no cash or ability to pay the network fees and is relying on the primary offering in this prospectus to meet the obligations. Pursuant to the agreements there are customary representations and warranties of each of the parties and can be terminate by either party with thirty days written notice.

The company is operating independently of SSM Media the majority stockholder and The Real Hip-Hop Network, Broadcast Corp, the Licensor.

The Company intends to provide a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content. We are currently evaluating all our options to commercialize our licensed content and platforms. The Company's concept and content has been beta tested and has not been deployed for commercial sale anywhere in the world. Although the Company's technology and platform in ready for deployment each country have different requirements for deployment, so the commercialization process is likely to be lengthy and complex. The Company may employ different strategies in different areas of the world, such as sublicensing deployment and commercialization rights for some territories while retaining rights for other territories.

Our primary sources of revenue is intended to come from affiliate fees and advertising. The Company anticipates the first one to three years of revenues will be generated by advertising as we will be paying the providers for the distribution of our content and for the third year and beyond after the Company establishes rating scores the Company intends on generating Affiliate revenues. Affiliate revenues are derived from long-term distribution agreements with cable, satellite and telecommunications operators who pay us a monthly fee for each subscriber household that receives RHN content.

On August 15, 2011, the Company entered into a Licensing Agreement ("Licensing Agreement") that was amended on August 14, 2013 with The Real Hip-Hop Network, Broadcast Corp ("Licensor") pursuant to which the Company was granted an exclusive, non-transferrable worldwide license for certain first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions and interviews ("media content"), distribution platforms, patents, intellectual property, know-how, trade secret information to provide intelligent, family-appropriate Hip-Hop content to a multi-racial/multi-generational demographic.

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the content and any additions thereto—although the License includes the Company's right to utilize such additions. The term of the License commences on the date of the Licensing Agreement and continues for thirty (30) years, provided that the Licensee is not in breach or default of any of the terms or conditions contained in this Agreement. In addition to other requirements, the continuation of the License is conditioned on the Company generating net revenues in the normal course of operations or the funding by the Company of specified amounts for qualifying distribution and commercialization expenses related to the media content. In addition, the Company is required to fund certain specified expenses related to the distribution of the media content as specified in the License Agreement. The license is terminated upon the occurrence of events of default specified in the License Agreement and outlined as followed: If any of the Parties are in breach or default of the terms or conditions contained in this Agreement and do not rectify or remedy that breach or default within 90 days from the date of receipt of notice by the other party requiring that default or breach to be remedied, then the other party may give to the party in default a notice in writing terminating this Agreement.

The Company will not be able to commercialize either its media content or distribution platforms without additional capital, if we do not raise at least Five Hundred Thousand Dollars ($500,000) for its future development before August 15, 2014, raise at least Five Hundred Thousand Dollars ($500,000) for its future deployment before August 15, 2015, and raise at least One Million Dollars ($1,000,000) for its future deployment before August 15, 2016 equaling the minimum funding requirement of Two Million Dollars ($2,000,000) for the deployment of its content distribution over the next three years or we will lose our rights to the media content and distribution platforms. Additionally, the Company will shall pay Licensor a royalty of one quarter of one percent (.25%) of all gross revenues resulting from the use of the Technology by Licensee and if the technology is sub-licensed form the Company, the Company shall pay Licensor a one percent (1%) royalty except as otherwise modified in writing. The Company will require significant additional financing in order to meet the milestones and requirements of its Business Plan and avoid discontinuation of the License. Funding would be required for staffing, marketing, public relations and the necessary distribution to expanding the scope of its offering to include the global market. The Company intends to seek at an aggregate of $25,000,000 in 2014 through the sale of equity or convertible debt securities, the issuance of these securities could dilute existing shareholders. The Company's funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding.

It is estimated that $2,755,548 will be used for sales and marketing, $12,930,077 will be used for the TV network fees, an estimated $2,049,325 will be spent on management, legal, accounting, rent, financing fees and other payables, $ 16,889 will be spent on this offering and $3,589,520 will be spent on production and programming leaving $3,658,641 in reserve for increased working capital.

There is no guarantee that the Company will be able to raise this or any amount of additional capital and a failure to do so would have a significant adverse effect on the Company's ability, or would cause significant delays in its ability to address the market for the distribution of media content and achieve its Business Plan, it estimated the minimum amount of capital the company needs to raise over the ne twelve months is $2 million to continue operations. Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $25,000,000 estimated to be required.

Going Concern

We have incurred net losses of approximately $140,391 since inception through March 31, 2014. At March 31, 2014 we had no cash and no other assets and our total liabilities were approximately $135,626. The report of our independent registered public accounting firm on our financial statements from inception through March 31, 2014 contains an explanatory paragraph regarding our ability to continue as a going concern based upon recurring operating losses and our need to obtain additional financing to sustain operations. Our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and repay our liabilities when they become due and to generate sufficient revenues from our operations to pay our operating expenses. There are no assurances that we will continue as a going concern.

Results of Operations

The following is a summary of the Company's operation results for the years ended March 31, 2014 and 2013:

	2014	2013
Total operating expenses	$ 26,000	$ 37,880
Total other income (expense)	---	--
Net loss	$ (26,000)	$ (37,880)

The Company has conducted minimal operations since inception. No revenue has been generated by the Company from May 4, 2010 (Inception) to March 31, 2014.

Net loss decreased by $11,880 from 2012 to 2013 was due to the decrease general and administrative expenses, respectively.
General and administrative expenses were lower in 2014 compared 2013 because we had fewer organizational expenses for company for the fiscal 2014 periods, We incurred travel costs as we seek to secure funding for the deployment and commercialization of our products and we incurred lower costs to prepare and file our current and periodic reports with the SEC in the fiscal 2014 periods.

The following is a summary of the Company's operation results for the year ended March 31, 2014 and 2013:

	Year ended March 31,		$
	2014	2013	Variance
General and administrative	$ 26,000	$ 37,880	$ 11,880
Net Loss	$ (26,000)	$ (37,880)	

The Company is still in development stage, and no revenue has been generated since the inception of the Company on May 4, 2010.

During the three months ended March 31, 2014, which was the fourth quarter of our fiscal year ending March 31, 2014, we had no revenue and incurred general and administrative expenses of $0. Our net loss was $0.

For the year ended March 31, 2014, we had no revenue and incurred general and administrative expenses of $26,000. Our net loss was $26,000, due to general and administrative expenses. General and administrative expenses for the year ended of fiscal 2014 consisted of $26,000 for travel and administrative support, which mostly consisted of document preparation and EDGAR filing with the SEC.

For the period from inception (May 4, 2010) through March 31, 2014, the Company had no activities that produced revenues from operations and had a net loss of $(140,391), consisted of legal, accounting, audits and other professional service fees incurred in relation to the formation of the Company and the filing of the Company's Registration Statement on Form 10 filed in May 2010, our Form S-1 filed in August of 2013 and other SEC-related compliance matters.

For the year ended March 31, 2014, the Company did not enter into any stock-based agreements and for the year ended March 31, 2013, the Company entered into an agreement under which it agreed to grant stock-based compensation to Accelerated Venture Partners (AVP) for extending consulting services to the Company. Pursuant to the terms of the agreement, the Company agreed to grant AVP 3,800,000 shares of common stock at an exercise price of $.0001 per share.

The Company has estimated the value of common stock into which the stock was granted to AVP at $.0001 per share for financial reporting purposes. This amount was determined based management's estimate of fair value of stock options granted in the current and prior year as approximating par value. The stock based compensation expense is an estimate and significant judgment was involved in attempting to determine the value of common stock.

The Company's common stock has never traded publicly, and no stock has traded in private markets either, except for privately negotiated sales to investors, the founder of the Company and the founder of the technology from which the Company subsequently licensed rights. No common stock has been sold in any transactions since the Company emerged from its shell-company status. The Company does not have any offers for purchase of its common stock in any stage, and no stock is registered for resale with the Securities and Exchange Commission.

The Company believes the only material estimate used in estimating the fair value stock options was the estimated fair value of the common stock, and that assumed volatility, term, interest rate and dividend of yield changes would be not result in material differences in stock option valuations. Based on the assumed value of common stock, the grant-date fair value of stock granted during the year ended March 31, 2013 was $380. The Company recognized stock-based compensation expense of $380 during the six months ended September 30, 2012, respectively, which was all included in general and administrative expenses. General and administrative expenses were lower for the six month period ended in September 30, 2013 compared to September 30, 2012 due to lower professional fees. We expect that, if we are successful in securing additional capital, future general and administrative expenses will increase significantly as compared to the six month period ended September 30, 2012. In addition, we expect to incur development expenses as we seek to advance our products.

Liquidity and Capital Resources

As of March 31, 2014, we had a cash balance of only $0. There were no other assets, and accrued expenses were $135,626, all due to AVP, a related party. We had a stockholders' deficit of approximately $135,626 and no means to pay the liabilities in excess of our assets. AVP has agreed to fund certain administrative operating expenses of RHN until the Company succeeds in raising additional funds, at which point the administrative operating expenses will be due. However, AVP may seek to force earlier payment of the amounts which we owe, or AVP may decide in the future not to continue funding costs on behalf of RHN, although we are not aware of any plans for them to do so. If we are not successful in raising additional capital, we may not be able to pay our liabilities and may have to cease operations.

Funding would be required for staffing, marketing, public relations and the necessary distribution to expanding the scope of its offering to include the global market. The Company intends to seek an aggregate of $25,000,000 in 2014 through the sale of equity or convertible debt securities, the issuance of these securities could dilute existing shareholders. The Company's funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding. It estimated the minimum amount of capital the Company needs to raise over the next twelve months is $2 million to continue operations. There is no guarantee that the Company will be able to raise this or any amount of additional capital and a failure to do so would have a significant adverse effect on the Company's ability, or would cause significant delays in its ability to address the market and achieve its Business Plan. Neither the Company nor any of its advisors or consultants has significant experience in raising funds similar to the $25,000,000 estimated to be required.

We have a consulting agreement with AVP under which AVP has agreed to provide us with certain advisory services that include reviewing our business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding our operations and business strategy. Under the consulting agreement, cash compensation of $800,000 is due to AVP upon our securing $10 million in available cash from funding, and an additional $800,000 is due upon our securing $20 million in available cash from funding (inclusive of the first $10 million). The cash compensation is to be paid to AVP at the rate of $66,667 per month. The total cash compensation to be received by AVP under the consulting agreement is not to exceed $2,400,000 unless we receive an amount of funding in excess of $30 million. If we receive equity or debt financing that is an amount less than $10 million, in between $10 million and $30 million, or greater than $30 million, the cash compensation earned by the AVP under its consulting services agreement will be prorated. We have the option to make a lump sum payment to AVP in lieu of the monthly cash payments.

We plan to measure our future liquidity primarily by the cash and working capital available to fund our operations, if do not have enough capital available to fund our operations, as stated above. We will not be able to commercialize our products without additional capital. We are evaluating various means of raising our initial capital, including through the sale of equity securities, licensing agreements or other means. We expect to incur losses for at least several years into the future as we develop our products and we are unable to estimate when, if ever, we will receive revenue or have a positive cash flow.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Seasonality

Our operating results are not affected by seasonality.

Inflation

Our business and operating results are not affected in any material way by inflation.

Critical Accounting Policies

Basis of Presentation

The financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Corporation's year end is March.

Cash and Cash Equivalents

The Corporation considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Use of Estimates and Assumptions

The preparation of our financial statements is in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Foreign Currency Translations

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated into their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Gains or losses resulting from foreign currency transactions are included in results of operations.

Fair Value of Financial Instruments

Our financial instruments consist of cash and accounts payable. Unless otherwise noted, it is management's opinion the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Because of the short maturity of such assets and liabilities the fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. We have adopted ASC Topic "Accounting for Income Taxes" (SFAS No. 109) as of its inception. Pursuant to SFAS No. 109 the Corporation is required to compute tax asset benefits for net operating losses carried forward.

Basic and Diluted Net Income (Loss) Per Share

The Corporation computes net income (loss) per share in accordance with ASC Topic 128, "Earnings per Share" (SFAS 128). ASC Topic 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

The Corporation does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

THE REAL HIP-HOP NETWORK, INC.

- INDEX TO FINANCIAL STATEMENTS -

ANTON & CHIA CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The Real Hip-Hop Network, Inc.
(Formally known as Accelerated Acquisition XII, Inc.)
(A Development Stage Company)

We have audited the accompanying balance sheets of The Real Hip-Hop Network, Inc.(a development stage company) as of March 31, 2014 and 2013, and the related statements of operations, stockholder's deficit and cash flows for the years then ended and for the period from inception (May 4, 2010) to March 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Real Hip-Hop Network, Inc. (a development stage company) as of March 31, 2014 and 2013 and the results of its operations and its cash flows for the years then ended and for the period from inception (May 4, 2010) to March 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a loss since inception, has a net accumulated deficit and may be unable to raise further equity. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Anton & Chia LLP

Newport Beach, CA
June 30, 2014

THE REAL HIP-HOP NETWORK, INC
(Formerly known as Accelerated Acquisitions XII, Inc.)
(A Development Stage Company)
BALANCE SHEETS

	March 31, 2014	March 31, 2013
ASSETS		
Current assets:		
Cash	$ -	$ -
	$ -	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Due to related party	$ 135,626	$ 109,626
Total liabilities	135,626	109,626
Stockholders' deficit:		
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 29,150,000 shares issued and outstanding as of March 31, 2014 and 2013	2,915	2,915
Additional paid-in capital	1,850	1,850
Accumulated deficit	(140,391)	(114,391)
Total stockholders' deficit	(135,626)	(109,626)
	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THE REAL HIP-HOP NETWORK, INC.
(Formerly known as Accelerated Acquisitions XII, Inc.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	Year Ended March 31, 2014	Year Ended March 31, 2013	Inception (May 4, 2010) through March 31, 2014
Revenues	$ -	$ -	$ -
Operating expenses	-	-	-
General and administrative	26,000	37,880	140,391
Total operating expenses	26,000	37,880	140,391
Net loss	$ (26,000)	$ (37,880)	$ (140,391)
Basic and diluted net loss per share	$ -	-	-
Weighted average number of common shares outstanding	29,150,000	29,150,000	

The accompanying notes are an integral part of these financial statements.

THE REAL HIP-HOP NETWORK, INC.
(Formerly known as Accelerated Acquisitions XII, Inc.)
(A Development Stage Company)
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance at inception	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founder for cash, May 4, 2010 at $ .0004 per share	5,000,000	500	1,500	-	2,000
Net loss				(1,800)	(1,800)
Balances at March 31, 2011	**5,000,000**	**500**	**1,500**	**(1,800)**	**200**
Tender of shares by founder, July 16, 2011 at $ .0001 per share	(3,500,000)	(350)	350	-	-
Issuance of common stock under stock option granted to founder for consulting services	1,500,000	150	-	-	150
Issuance of common stock under stock option granted to founder for consulting services, July 16, 2011 at $ .0001 per share	22,350,000	2,235	-	-	2,235
Net loss	-	-	-	(74,711)	(74,711)
Balances at March 31, 2012	**25,350,000**	**2,535**	**1,850**	**(76,511)**	**(72,126)**
Issuance of common stock under stock option granted to founder for consulting services, June 20, 2012 at $.0001 per share	3,800,000	380	-	-	380
Net loss	-	-	-	(37,880)	(37,880)
Balances at March 31, 2013	**29,150,000**	**$ 2,915**	**$ 1,850**	**$ (114,391)**	**$ (109,626)**
Net loss	-	-	-	(26,000)	(26,000)
Balances at March 31, 2014	**29,150,000**	**$ 2,915**	**$ 1,850**	**$ (140,391)**	**$ (135,626)**

The accompanying notes are an integral part of these financial statements.

THE REAL HIP-HOP NETWORK, INC.
(Formerly known as Accelerated Acquisitions XII, Inc.)
(A Development Stage Company)
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance at inception	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founder for cash, May 4, 2010 at $ .0004 per share	5,000,000	500	1,500	-	2,000
Net loss				(1,800)	(1,800)
Balances at March 31, 2011	**5,000,000**	**500**	**1,500**	**(1,800)**	**200**
Tender of shares by founder, July 16, 2011 at $ .0001 per share	(3,500,000)	(350)	350	-	-
Issuance of common stock under stock option granted to founder for consulting services	1,500,000	150	-	-	150
Issuance of common stock under stock option granted to founder for consulting services, July 16, 2011 at $ .0001 per share	22,350,000	2,235	-	-	2,235
Net loss	-	-	-	(74,711)	(74,711)
Balances at March 31, 2012	**25,350,000**	**2,535**	**1,850**	**(76,511)**	**(72,126)**
Issuance of common stock under stock option granted to founder for consulting services, June 20, 2012 at $.0001 per share	3,800,000	380	-	-	380
Net loss	-	-	-	(37,880)	(37,880)
Balances at March 31, 2013	**29,150,000**	**$ 2,915**	**$ 1,850**	**$ (114,391)**	**$ (109,626)**
Net loss	-	-	-	(26,000)	(26,000)
Balances at March 31, 2014	**29,150,000**	**$ 2,915**	**$ 1,850**	**$ (140,391)**	**$ (135,626)**

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

(a) Company Description

The Real Hip-Hop Network ("RHN", or the "Company") is an emerging growth company that intends to provide family-appropriate (family-appropriate "meaning it is considered suitable for all members of the average family") Hip-Hop content to a multi-racial/multi-generational demographic through multiple distribution platforms that will initially include cable/satellite television, and through the Company's website at RHN.TV. The Company also intends to utilize broadband, digital and wireless platforms to deliver music, gaming and streaming video to mobile devices and in home gaming systems. RHN currently has exclusive rights to approximately 30,000 hours of content, which is equivalent to 3.4 years. The Company intends to launch commercially through national subscription TV, estimated within the second quarter of 2014. The Company has beta tested the delivery of live streaming version of its video content on the Company's website RHN.TV.

The Company intends to provide a mix of approximately 45% music video-based entertainment, approximately 55% of RHN's lineup includes original programming revolving around the Hip-Hop lifestyle, culture and pro-social programs, such as first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions, interviews and exciting original content. We are currently evaluating all our options to commercialize our licensed content and platforms. The Company's concept and content has been beta tested and has not been deployed for commercial sale anywhere in the world. Although the Company's technology and platform is ready for deployment each country has different requirements for deployment, so the commercialization process is likely to be lengthy and complex. The Company may employ different strategies in different areas of the world, such as sublicensing deployment and commercialization rights for some territories while retaining rights for other territories.

Our primary sources of revenue are affiliate fees and advertising. Affiliate fees are derived from long-term distribution agreements with cable, satellite and telecommunications operators who pay us a monthly fee for each subscriber household that receives RHN content. We have not generated revenues since our inception.

(b) Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Emerging Growth Company

We are an "emerging growth company," as defined in the Jumpstart our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Under the Jumpstart Our Business Startups Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not have cash equivalents as of March 31, 2014 and March 31, 2013.

(f) Loss per Common Share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company has incurred a loss during the current period, therefore any potentially dilutive shares are excluded, as they would be anti-dilutive. The Company does not have any potentially dilutive instruments for this reporting period.

(g) Fair Value of Financial Instruments
The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

(h) Recent Accounting Pronouncements

Adopted

Effective January 2013, we adopted FASB ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). The amendments in ASU 2011-11 require the disclosure of information on offsetting and related arrangements for financial and derivative instruments to enable users of its financial statements to understand the effect of those arrangements on its financial position. Amendments under ASU 2011-11 will be applied retrospectively for fiscal years, and interim periods within those years, beginning after January 1, 2013. The adoption of this update did not have a material impact on the financial statements.

Effective January 2013, we adopted FASB ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02). This guidance is the culmination of the FASB's deliberation on reporting reclassification adjustments from accumulated other comprehensive income (AOCI). The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of amounts reclassified out of AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. This standard is effective prospectively for annual and interim reporting periods beginning after December 15, 2012. The adoption of this update did not have a material impact on the financial statements.

Not Adopted

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The amendments in ASU 2013-04 provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this standard are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the effect, if any, adoption of ASU No. 2013-04 will have on our financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The amendments in ASU No. 2013-05 resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in this Update resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The amendments in this standard are effective prospectively for fiscal years, and interim reporting periods within those years, beginning December 15, 2013. We are evaluating the effect, if any, adoption of ASU No. 2013-05 will have on our financial statements.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Top 205): Liquidation Basis of Accounting. The objective of ASU No. 2013-07 is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The amendments in this standard is effective prospectively for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. We are evaluating the effect, if any, adoption of ASU No. 2013-07 will have on our financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future financial statements.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying financial statements, the Company has a deficit accumulated during the development stage of $140,391, due to shareholder of $135,626 and had $0 cash as of March 31, 2014. The Company's ability to continue as a going concern is dependent upon its ability to obtain financing necessary for it to meet its obligations, develop the products that it has licensed, and ultimately generate revenues from the sale of these products. The Company's founder has agreed to fund certain administrative operating expenses of the Company until the Company succeeds in raising additional funds. Management's plans include raising additional funds through an equity financing or licensing transaction in order to meet the Company's obligations and develop its product candidates, but funding may not be available and the Company may be unsuccessful in raising additional capital of any type. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might arise as a result of this uncertainty.

NOTE 3 - STOCK-BASED COMPENSATION

The Company recognizes stock-based compensation expense in its statement of operations based on estimates of the fair value of employee stock option and stock grant awards as measured on the grant date. During the year ended March 31, 2014, the Company entered into an agreement under which it agreed to grant stock-based compensation to Accelerated Venture Partners (AVP) for extending consulting services to the Company. Pursuant to the terms of the agreement the Company agreed to grant AVP 3,800,000 shares of common stock at a purchase price of $.0001 per share. The Company recognized stock-based compensation expense of $380 for the year ended March 31, 2013, respectively, which was all included in general and administrative expenses. Stock options and other stock-based awards granted to employees, directors and/or consultants will be accounted for using an estimate of the fair value of the stock award on the date it is granted. The estimated fair value of the award on the grant date will be recognized the consolidated statement of operations on a straight-line basis over the vesting period of the underlying stock award.

NOTE 4 - STOCK AND STOCK TRANSACTIONS

Preferred Stock

The Company has authorized 10,000,000 shares of preferred stock, with a par value of $0.0001 per share. The Company's Board of Directors has the ability to determine the rights and preferences of any series of preferred stock issued. There are no shares of preferred stock currently issued or outstanding.

Common Stock

The Company has authorized 100,000,000 shares of common stock, with a par value of $0.0001 per share.

At inception (May 4, 2010), the Company issued 5,000,000 shares of common stock to Accelerated Venture Partners, LLC ("AVP") for $2,000.

On July 16, 2011, SSM Media Ventures, Inc. ("Purchaser") agreed to acquire 22,350,000 shares of the Company's common stock par value $0.0001 for a price of $0.0001 per share. At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company's common stock par value $0.0001 for cancellation. Following these transactions, SSM Media Ventures owned approximately 94% of the Company's 23,850,000 issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 6% of the total issued and outstanding shares. Simultaneously with the share purchase, Timothy Neher resigned from the Company's Board of Directors and Atoum Muhammad was simultaneously appointed to the Company's Board of Directors. Such action represents a change of control of the Company.

The Purchaser used its working capital to acquire the Shares. The Purchaser did not borrow any funds to acquire the Shares. Prior to the purchase of the shares, the Purchaser was not affiliated with the Company. However, the Purchaser will be deemed an affiliate of the Company after the share purchase as a result of its stock ownership interest in the Company. The purchase of the shares by the Purchaser was completed pursuant to written Subscription Agreements with the Company. The purchase was not subject to any other terms and conditions other than the sale of the shares in exchange for the cash payment. The Company intends to file a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware in order to change its name to "Real Hip-Hop Network, Inc.".

On July 18, 2011, the Company entered into a Consulting Services Agreement with Accelerated Venture Partners LLC ("AVP"), a company controlled by Timothy J. Neher. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy in consideration of (a) an option granted by the Company to AVP to purchase 1,500,000 shares of the Company's common stock at a price of $0.0001 per share (the "AVP Option") (which was immediately exercised by the holder) subject to a repurchase option granted to the Company to repurchase the shares at a price of $0.0001 per share in the event the Company fails to complete funding as detailed in the agreement subject to the following milestones:

- **Milestone 1** -Company's right of repurchase will lapse with respect to 60% of the shares upon securing $10 million in available cash from funding;
- **Milestone 2** -Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $20 million in available cash (inclusive of any amounts attributable to Milestone 1);
- **Milestone 3** -Company's right of repurchase will lapse with respect to 20% of the Shares upon securing $30 million in available cash (inclusive of any amounts attributable to Milestone 2);

On June 6, 2012 the Company fully vested 1,500,000 shares of common stock issued to AVP on July 18, 2011, when the Company entered into a Consulting Services Agreement with AVP. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy. Furthermore, the Company issued AVP 3,800,000 shares of common stock at a par value of .0001 per share to AVP as an incentive to continued services.

As of March 31, 2014, there were 29,150,000 shares issued and outstanding and 5,962,500 shares of common stock were reserved for issuance under the Company's Stock Option Plan. There were 64,887,500 shares of common stock available for future issuance.

NOTE 5. INCOME TAXES

The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carry forward in the financial statements.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

Based on the level of historical taxable losses and projections of future taxable income (losses) over the periods in which the deferred tax assets can be realized, management currently believes that it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has provided a valuation allowance against the gross deferred tax assets as follows:

	March 31, 2014	March 31, 2013
Gross deferred tax assets	$ 140,391	$ 114,391
Valuation allowance	(140,391)	(114,391)
Net deferred tax asset	$ —	$ —

As of March 31, 2014 and 2013, the Company had a net operating loss carryforward of approximately $140,391 and $114,391, which will begin to expire in the tax year 2028.

Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards and research and development credits in the event of a change in ownership of the Company, as defined by the Internal Revenue Code Section 382. The Company's net operating loss carryforwards and research and development credits may be subject to the above limitations.

The relevant FASB standard resulted in no adjustments to the Company's liability for unrecognized tax benefits. As of the date of adoption and as of March 31, 2014, there were no unrecognizable tax benefits. Accordingly, a tabular reconciliation from beginning to ending periods is not provided. The Company will classify any future interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits. The Company is subject to federal and state examinations for the year 2010 forward. There are no tax examinations currently in progress.

NOTE 6 - LICENSE AGREEMENT

On August 15, 2011, Accelerated Acquisitions XII (now known as The Real Hip-Hop Network) entered into a Licensing Agreement ("Licensing Agreement") that was amended on August 14, 2013 with The Real Hip-Hop Network, Broadcast Corp ("Licensor") (The Licensor is controlled by a SSM Media Ventures Inc., a major shareholder in the Company- Voting and/or investment power for SSM Media Ventures Inc. is held by Atonn Muhammad , the CEO of the Company), pursuant to which the Company was granted an exclusive, non-transferrable worldwide license for certain first run movies, live concerts, break-dance battles, rhyme competitions, documentaries, news, DJ competitions and interviews ("media content"), distribution platforms, patents, intellectual property, know-how, trade secret information to provide intelligent, family-appropriate Hip-Hop content to a multi-racial/multi-generational demographic. Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the content and any additions thereto—although the License includes the Company's right to utilize such additions. The term of the License commences on the date of the Licensing Agreement and continues for thirty (30) years, provided that the Licensee is not in breach or default of any of the terms or conditions contained in this Agreement. In addition to other requirements, the continuation of the License is conditioned on the Company generating net revenues in the normal course of operations or the funding by the Company of specified amounts for qualifying distribution and commercialization expenses related to the media content. In addition, the Company is required to fund certain specified expenses related to the distribution of the media content as specified in the License Agreement. The license is terminated upon the occurrence of events of default specified in the License Agreement and outlined as followed: If any of the Parties are in breach or default of the terms or conditions contained in this Agreement and do not rectify or remedy that breach or default within 90 days from the date of receipt of notice by the other party requiring that default or breach to be remedied, then the other party may give to the party in default a notice in writing terminating this Agreement. Through the License Agreement the Company was assigned binding and enforceable three years contracts with DirecTV and DISH Network that began in May of 2013. Pursuant to the agreements there are customary subscriber fees, deposits and customary representations and warranties of each of the parties and can be terminate by either party with thirty days written notice. The agreements are intended to allow the Company to launch commercially to a viewership of an estimated 32 million subscribers operating independently of SSM Media the majority stockholder and The Real Hip-Hop Network, Broadcast Corp, the Licensor.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company acquired the media content and distribution platform rights from the Real Hip-Hop Network Broadcast Corporation, a company based in Washington D.C. that will continue its business of media content development and be a third party media content supplier to the Company, Atonn Muhammad is the founder and President of from the Real Hip-Hop Network Broadcast Corporation and has been President, Chief Executive Officer (CEO) and director of the Company since July 16, 2011. Mr. Muhammad is also the President and CEO and shareholder of SSM Media Ventures, Inc. that owns 22,350,000 shares of the Company's outstanding common stock, representing an 88.2% ownership interest in the Company. SSM Media Ventures purchased its shares in the Company on July 16, 2011 as disclosed in a Form 8-K filed on July 19, 2011. There were no other agreements between the Company and SSM Media Ventures prior to the Share Purchase Agreement entered into on July 16, 2011.

The Managing Partner of AVP is Timothy Neher, a former director of the Company and the only officer of the Company prior to March 7, 2011. From inception through March 31, 2014, the Company paid $1,800 cash to AVP and accrued $135,626 for expenses due to AVP. See Note 2 for a description of the stock transactions involving AVP. See Note 7 for a description of commitments to AVP.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Licensing Agreement, the Company has agreed to pay the Licensor one percent (1%) of any royalties received if the Company grants any third parties royalty-bearing licenses to the content or distribution platforms. In addition, the Company has agreed to pay Licensor a royalty of one quarter of one percent (0.25%) of all gross revenue resulting from use of the content or distribution platforms by the Company. In order to retain its rights, the Company must receive revenues or fund a minimum of $2 million in qualified content distribution and commercialization expenses before the third anniversary of the Licensing Agreement (at least $0.5 million of which must be before the first anniversary of the Licensing Agreement and at least $1 million of which must be before the second anniversary of the Licensing Agreement).

On July 18, 2011, the Company entered into a Consulting Services Agreement with AVP. The agreement requires AVP to provide the Company with certain advisory services that include reviewing the Company's business plan, identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy. Cash compensation of $800,000 is due consultant upon the achievement of Milestone 1, $800,000 upon the achievement of Milestone 2 and $800,000 upon the achievement of Milestone 3. Upon achieving each Milestone, the cash compensation is to be paid to consultant in the amount then due at the rate of $66,667 per month. The total cash compensation to be received by the consultant is not to exceed $2,400,000 unless the Company receives an amount of funding in excess of the amount specified in Milestone 3. If the Company receives equity or debt financing that is an amount less than Milestone 1, in between any of the above Milestones or greater than the above Milestones, the cash compensation earned by the Consultant under this Agreement will be prorated according to the above Milestones. The Company also has the option to make a lump sum payment to AVP in lieu of all amounts payable thereunder. As of March 31, 2014, the Company has not achieved any of the Milestones.

As permitted under Delaware law and in accordance with its Bylaws, the Company indemnifies its officers and directors for certain expenses incurred from legal or other proceedings that arise as a result of the director or officer's service to the Company. There is no limitation on the term of the indemnification and the maximum amount of potential future indemnification is unlimited. The Company currently does not have a directors and officers insurance policy that could limit its exposure and enable it to recover a portion of any future amounts paid. The Company believes the fair value of these officer and director indemnification agreements is minimal, and, accordingly, has not recorded any liabilities for these agreements as of March 31, 2012.

From time to time, the Company may be involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that it believes are likely to have a material adverse effect on its financial position or results of operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure. On December 17, 2012 the Board of Directors dismissed Peter Messineo, CPA, as our registered public accountants. The Board elected Anton & Chia, LLP, Newport Beach CA. as our auditor. Prior to Board approval, we had not consulted with Anton & Chia, LLP on any accounting or audit matters.

Item 9A(T). Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In accordance with Exchange Act Rules 13a-15 and 15d-15, an evaluation was completed under the supervision and with the participation of the Company's management, including the Company's President, Principal Financial Officer and Secretary, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on that evaluation, the Company's management including the President, Principal Financial Officer and Secretary, concluded that the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, were effective in providing reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act was recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms.

Evaluation of Internal Controls and Procedures

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls over Financial Reporting

There have been no significant changes to the Company's internal controls over financial reporting that occurred during our last fiscal quarter of the year ended March 31, 2013, that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

In our fiscal fourth quarter which ended March 31, 2014, we had no events that were required to be reported on Form 8-K that were not filed to date.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following individuals currently serve as our executive officers and directors:

Name	Age	Position
Atonn F. Muhammad	39	Chief Executive Officer, Chairman
Alvin Butler, Jr.	32	Chief Financial Officer, Treasurer
Matthew Anderson	29	Chief of Staff, Secretary, Director
Aquil Muhammad	61	Chief Security Officer, Vice-Chairman

Atonn F. Muhammad - Chief Executive Officer, Chairman
Mr. Muhammad is Chief Executive Officer and Chairman of the Company since July 16, 2011 and is a seasoned, successful entrepreneur with strong, deep ties to the television programming and music industries and communities. He continues to hold the position as CEO at Real Hip-Hop Network Broadcast Corporation that he has held since 2003. Mr. Muhammad is also the co-founder and CEO of SSM Media Ventures, Inc, from 2008 to 2011. Prior to the inception of SSM Media Ventures, Inc and Real Hip-Hop Network Broadcast Corporation, Mr. Muhammad was a Financial Advisor with Morgan Stanley from 2000 to 2001. Mr. Muhammad was also the co-founder and CEO of SSM Media and Entertainment Group, Inc, from 2000 to 2003. SSM Media was telecommunications media firm created to provide television programming services to diverse, global markets through satellite and cable distribution. Prior to SSM Media and Entertainment Group, Inc, he was the CEO of RAAMM Enterprises, Inc., a successful concert promotions company that he was with from 1993 to 1998.

Mr. Muhammad has been featured on CNN/CNN Headline News/ BET/ The Hollywood Reporter and Billboard magazine. Mr. Muhammad has been making waves in the industry through his efforts to debunk the commonly held image of Hip-Hop being associated with misogyny, excessive violence, and Pimp culture. He has been on speaking tours with Bill Cosby and has gone all across this country spreading his message. He was educated at the University of Miami and was a running back for the school's nationally acclaimed football team.

Alvin Butler, Jr. – Chief Financial Officer, Treasurer
Mr. Butler Chief Financial Officer and Treasurer of the Company since July 16, 2011 and has a strong background in financial management. Prior joining the Company Mr. Butler was CFO at SSM Media ventures from 2007 to 2011.to his role was to maintain the financial stability of SSM and all of its properties worldwide. As SSM Media Ventures, Inc. expanded its reach Mr. Butler ensured that funds were allocated and managed appropriately for the success of the companies. Mr. Butler also regularly communicated with shareholders and secured key partnerships with other financial experts and industry specialist to ensure success. Mr. Butler also was the Chief Financial Officer of American Home Investment Group, Inc. from 2000 to 2005 where he led and arranged the funding for several key acquisitions. Mr. Butler has played a key role in many development projects including real estate, media, and global commerce. Mr. Butler has a passion for financial systems and management and business development.

Matthew Anderson - Chief of Staff, Secretary, Director
Mr. Anderson is Chief of Staff and Secretary of the Company since July16, 2011, and is an experienced entrepreneur and business leader. Prior to joining the Company he was Chief of Staff at Real Hip-Hop Network Broadcast Corporation from 2007 to 2011 where he facilitated key partnerships and business opportunities. He was also the former President/CEO of American Home Investment Group, Inc. from 2005 to 2008 which specialized in acquiring and developing commercial and residential real estate projects where the deal sizes ranged from a few million up to eighty million dollars. Prior to American Home Investment Group, Inc Mr. Anderson was an Operations Manager with United Parcel Service from 2000 to 2004.

Aquil Muhammad – Chief Security Officer, Vice Chairman
Mr. Muhammad is Chief Security Officer and Vice Chairman of the Company since July 16, 2011, and has been Chief Security Officer of Real Hip-Hop Network Broadcast Corporation since 2003. Prior to Real Hip-Hop Network Broadcast Corporation Mr. Muhammad founded Star-Brite Security and was CEO from 1997 to 2003, one of Washington D.C.'s largest security companies. Mr. Muhammad was also Founder and CEO of NOI Security from 1991 to 1996. He has advised many large companies and organizations on security, internal controls and compliance. Mr. Muhammad's role with the Company as Vice Chairman/Chief Security Officer is to advise the CEO on security, compliance, policy and procedures.

Timothy J. Neher
Founder, President, Secretary, Treasurer and sole director of the Company from its founding in May 2010 through July 16, 2011 when Mr. Neher resigned his positions. Mr. Neher is the founding partner of Accelerated Venture Partners, LLC, a private venture capital firm based in Foster City, California, and has over 15 years of experience in connection with the provision of debt and equity financing, mergers and public offering transactions. Timothy is the acting Chief Financial Officer, Treasurer and a Director of Mikojo, Inc. a public reporting company since 2009. Mr. Neher is also Director of Pinpointed Solutions Inc. a private company since 2008, Director of Ipaypod Inc., a private company since 2007 and Director of Internet Card Present, Inc., a private company since 2007. He is also the President, Secretary and sole director of following public reporting companies: Accelerated Acquisitions XIII, Inc., Accelerated Acquisitions XIV, Inc. and director of Virolab a public reporting company since May of 2010. Prior to founding Accelerated Venture Partners, Internet Card Present Industries, Pinpointed Solutions and Ipaypod, Timothy was Chairman and Chief Executive Officer of Wherify Wireless, a private to public company from 1999 to 2007. Other past experience includes roles as VP of Marketing & Sales for CTH Consumer Plastics and VP of Operations for Windy City Product Development.

On May 4, 2010, the Registrant sold 5,000,000 shares of Common Stock to Accelerated Venture Partners, LLC controlled by Timothy Neher for an aggregate investment of $2,000.00. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

On July 18, 2011 the Company entered into a Consulting Services Agreement with Accelerated Venture Partners, LLC described in the "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE" section below. Mr. Neher had no prior relationship SSM Media Ventures or Real Hip-Hop Network Broadcast Corporationor any involvement in facilitating the License Agreement between the Company and The Real Hip-Hop Network, LLC.

There are no family relationships between our officers and directors. Each director is elected at our annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified.

Board Committees

Due to the small size of our current Board of Directors, the Board has not established any committees and the full Board fulfills the responsibilities traditionally delegated to an audit committee, compensation committee, nominating committee and/or corporate governance committee. As the Board size grows and the Company increases its level of operations, the Board will consider delegating various responsibilities to committees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all reports filed under Section 16(a). To the Company's knowledge, based on information provided to the Company, all executive officers, directors and greater than 10% stockholders were in compliance with all applicable Section 16(a) filing requirements in fiscal 2011.

ITEM 11. EXECUTIVE COMPENSATION

The following table summarizes all compensation recorded by us in 2013 for our principal executive officers, each other executive officer serving as such whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our Company at March 31, 2014:

None

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding from inception May 4, 2010 through March 31, 2014:

None.

Compensation of Directors

We have not established standard compensation arrangements for our directors and the compensation, if any, payable to each individual for their service on our Board will be determined from time to time by our Board of Directors based upon the amount of time expended by each of the directors on our behalf. None of our directors received any compensation for their services.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 2013, by: (i) each current director, each nominee for director, and executive officer of the Company; (ii) all directors and executive officers as a group; and (iii) each shareholder who owns more than five percent of the outstanding shares of the Company's Common Stock. Except as otherwise indicated, the Company believes each of the persons listed below possesses sole voting and investment power with respect to the shares indicated.

Name and Address	Number of Shares	Percentage Owned
SSM Media Ventures 1020 19th Street, Suite 525 Washington, D.C. 20036 [3]	22,350,000	88.8%
Accelerated Venture Partners, LLC 1840 Gateway Drive, Suite 200 Foster City CA, 94404 [4]	6,800,000	23.32%
Timothy Neher [5]	6,800,000	23.32%
Matthew Anderson, Chief of Staff, Secretary, Director	-	-
Aquil Muhammad, Vice Chairman	-	-
Directors and Executive Officers as a group	29,150,000	100%

---

[1] This table is based upon 29,150,000 shares issued and outstanding as March 31, 2014.

[2] Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

[3] Atonn F. Muhammad is founder and Managing Partner of SSM Media Ventures, LLC and holds voting and dispositive power for these shares.

[4] Shares are owned directly by Accelerated Venture Partners, LLC. Timothy Neher, is Managing Partner of Accelerated Venture Partners and holds voting and dispositive power for these shares.

[5] Timothy Neher is founder and Managing Partner of Accelerated Venture Partners, LLC and holds voting and dispositive power for these shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

As of March 31, 2014, the Board consisted of Atonn F. Muhammad, Matthew Anderson and Aquil Muhammad. The Board has determined that none of the members are independent director as defined by the rules of The Nasdaq Stock Market.

Related Party Transaction Review and Approval

We have entered into indemnification agreement with our director for the indemnification of them to the fullest extent permitted by law. The indemnification agreements also allow advancement of expenses to the directors.

Our Board of Directors has not adopted formal policies and procedures for the review and approval of related party transactions. Our Board of Directors has reviewed and approved the material terms of our related party transactions.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees billed by Peter Messineo, CPA our prior auditor, for professional services rendered for the audit of our annual financial statement and limited review of financial statements included in our quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings were $2,000 for the period from July 6, 2011 to March 31, 2014. Anton & Chia LLP was elected as our auditor in December 2012 for our Form 10-K, estimated costs will be $1,250 for our year end,

Audit-Related Fees

There were no fees billed or to be bille d by Messineo for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements for the period from July 6, 2011 to March 31.2014

Tax Fees

There were no fees billed or to be billed by Messineo for professional services for tax compliance, tax advice, and tax planning or the period from July 6, 2011 to March 31, 2014

All Other Fees

There were no fees billed or to be billed by Messineo for other products and services for the period from July 6, 2011 to March 31, 2014

Audit Committee's Pre-Approval Process

The Board of Directors acts as the audit committee of the Company, and accordingly, all services are approved by all the members of the Board of Directors.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements and Schedules:*

Financial statements as of March 31, 2014, and for the period then ended, are included in Item 8. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(b) *Exhibits:*

The following exhibits are incorporated by reference or filed as part of this report.

Exhibit No.	Description	Incorporated by Reference Form	Exhibit Number in form	Date of Filing	Filed Herewith
3.1	Certificate of Incorporation	10	3.1	7/26/2010	
3.2	Bylaws of the Company	10	3.2	7/26/2010	
10.1	Subscription Agreement for sale of common stock to SSM Media Ventures, dated as of July 16, 2011	8-K	10.1	7/19/2011	
10.2	Letter dated July 16, 2010 from Accelerated Venture Partners to Accelerated Acquisitions XII, Inc. regarding the tender of shares for cancellation.	8-K	10.2	7/19/2011	
10.3	Letter of resignation tendered by Timothy Neher on July 16, 2011.	8-K	10.3	7/19/2011	
10.4	Consulting Agreement by and among the Company and Accelerated Venture Partners, LLC, dated as of July 18, 2011	8-K	10.4	7/19/2011	
10.5	License Agreement by and among the Company and the Real Hip-Hop Network Broadcast Corporation dated August 15, 2011	8-K	10.1	8/15/2011	
10.6	2011 Employee, Director and Consultant Stock Plan *	10-K	10.6	7/14/2011	
24.1	Powers of Attorney. (Contained on Signature Page)				x
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				x
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				x
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				x
101	XBRL Documents				x

* This exhibit is a management contract or compensatory plan or arrangement.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Real Hip-Hop Network, Inc.

Dated: June 30, 2014

By: /S/ *Atonn F. Muhammad*
Atonn F. Muhammad
Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Atonn F. Muhammad as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ *Atonn F. Muhammad* Atonn F. Muhammad	Chief Executive Officer *(Principal Executive Officer)*	June 30, 2014
/S/ *Atonn F. Muhammad* Atonn F. Muhammad	Chief Financial Officer *(Principal Financial and Accounting Officer)*	June 30, 2014

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Atonn F. Muhammad, Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Real Hip-Hop Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 30, 2014

/s/ *Atonn F. Muhammad*

Atonn F. Muhammad
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Atoun F. Muhammad, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Real Hip-Hop Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 30, 2014

/s/ *Atonn F. Muhammad*

Atoun F. Muhammad
Chief Financial Officer

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Real Hip-Hop Network, Inc. (the Company) on Form 10-K for the period ended March 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the Annual Report) and pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350, as adopted), Atonn F. Muhammad, the Chief Executive Officer and Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the periods covered by the Annual Report and the results of operations of the Company for the periods covered by the Annual Report.

June 28, 2013

/ S / *Atonn F. Muhammad*
Atonn F. Muhammad
Chief Executive Officer

/ S / *Atonn F. Muhammad*
Atonn F. Muhammad
Chief Financial Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

The Real Hip-Hop Network, Inc.

By: Mr. Atonn F. Muhammad

By: ______________________
Name: Mr. Atonn F. Muhammad
Title: Chief Executive Officer & Controlling Shareholder

By: Mr. Steven J. Muehler

By: ______________________
Name: Mr. Steven J. Muehler
Title: Advisor and Drafter of this Registration Statement

Signature Certificate

Document Reference: FEX3SJJNBLDN9S28ESFSU8

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Mr. Antonn F. Muhammad
Party ID: CGSP9YJ3Z2G6C9ISKJV9L8
IP Address: 71.191.47.142
VERIFIED EMAIL: muhammadatonn1@aol.com

Electronic Signature:



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Alternative Securities Markets Group
Party ID: 6P8X4TIU8IRGCM7D9Y9S4Y
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

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Timestamp	Audit
2014-08-25 16:23:16 -0700	All parties have signed document. Signed copies sent to: Mr. Antonn F. Muhammad and Alternative Securities Markets Group.
2014-08-25 16:23:16 -0700	Document signed by Mr. Antonn F. Muhammad (muhammadatonn1@aol.com) with drawn signature. - 71.191.47.142
2014-08-25 16:15:33 -0700	Document viewed by Mr. Antonn F. Muhammad (muhammadatonn1@aol.com). - 71.191.47.142
2014-08-25 15:03:11 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-08-25 15:02:30 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-08-25 15:02:29 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT A:

The Real Hip-Hop Network, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in The Real Hip-Hop Network, Inc. Offering Circular dated July 25th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "The Real Hip-Hop Network, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by The Real Hip-Hop Network, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that The Real Hip-Hop Network, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ______________ 9% Convertible Preferred Stock Units of U.S. Grand Prix Championship Corporation, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made ________________________________, by and between The Real Hip-Hop Network, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **The Real Hip-Hop Network, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **The Real Hip-Hop Network, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 3</u>: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 4</u>: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **<u>Notices.</u>** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **The Real Hip-Hop Network, Inc.**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE UNITED STATES:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

The Real Hip-Hop Network, Inc.:

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT B:

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 05/05/2010
FILED 11:11 AM 05/05/2010
SRV 100463535 - 4819797 FILE

CERTIFICATE OF INCORPORATION
OF

Accelerated Acquisitions XII, Inc.

FIRST: The name of the corporation is: Accelerated Acquisitions XII, Inc.

SECOND: The address of the registered office of the corporation in the State of Delaware is located at:
108 West 13th Street , Wilmington, Delaware 19801
Located in the County of New Castle
The name of the registered agent at that address is:
Business Filings Incorporated

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 100,000,000 shares of common stock having ($0.0001) par value and 10,000,000 shares of preferred stock having ($0.0001) par value.

FIFTH: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.

SIXTH: The name and address of the incorporator is Business Filings Incorporated, 8040 Excelsior Dr., Suite 200, Madison, WI 53717.

SEVENTH: The name and address of the director of the corporation is:

Timothy Neher, 1840 Gateway Dr. Suite 200, Foster City, California 94404

I, the undersigned, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file, and record this Certificate of Incorporation and do certify that the facts herein are true.

Business Filings Incorporated, Incorporator
Mark Williams, A.V.P.

Dated: May 5, 2010

ACTION OF SOLE INCORPORATOR

OF

Accelerated Acquisitions XII, Inc.

The undersigned, being the sole incorporator of Accelerated Acquisitions XII, Inc., a Delaware Corporation, (the "Corporation"), does hereby approve and adopt the following resolutions:

Election of Directors

RESOLVED, that the following persons are hereby elected as the directors of the Corporation to serve until the first annual meeting of the directors or until their successors are duly elected and qualified:

Timothy Neher, 1840 Gateway Dr. Suite 200, Foster City, California 94404

The undersigned, upon completion of this Action of Incorporator, shall have no further responsibilities or obligations to the Corporation in his capacity as sole incorporator.

Dated: May 5, 2010

Business Filings Incorporated, Incorporator
Mark Williams, A.V.P.

EXHIBIT C:

BYLAWS
OF
ACCELERATED ACQUISITIONS XII, INC.

(A Delaware Corporation)

ARTICLE I

STOCKHOLDERS

Section 1.1. *Annual Meetings.* If required by applicable law, an annual meeting of the holders of Common Stock shall be held each year during the month of February or such other month as may be designated by the board of directors (the "Board of Directors") on such date and at such time and place, if any, either within or outside the State of Delaware, as may be designated by the Board of Directors from time to time. At such meeting, the holders of the Common Stock shall elect the Board of Directors and shall transact such other business as may be brought properly before the meeting. Holders of non-voting stock may be invited, and to the extent there is a matter on which such holders are entitled to vote, such holders shall be invited to attend the annual meeting, but shall not vote except with respect to matters on which their vote is required by the General Corporation Law of the State of Delaware, as it may be amended (the "DGCL") or the certificate of incorporation of the Corporation, as it may be amended (the "Certificate of Incorporation").

Section 1.2. *Special Meetings.*

1.2.1. Special meetings of stockholders entitled to vote at such meeting may be called at any time by the Chairman of the Board of Directors, the President (if he is also a member of the Board of Directors) or the Board of Directors, to be held at such date, time and place, if any, either within or outside the State of Delaware as may be determined by such person or persons calling the meeting and stated in the notice of the meeting. A special meeting shall be called by the President or the Secretary upon one or more written demands (which shall state the purpose or purposes therefore) signed and dated by the holders of shares representing not less than ten percent of all votes entitled to be cast on any issue(s) that may be properly proposed to be considered at the special meeting. If no place is designated in the notice, the place of the meeting shall be the principal office of the Corporation.

1.2.2. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of such meeting.

Section 1.3. *Notice of Meetings.* Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting stating the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Section 1.4. *Adjournments.* Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time, place thereof, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the

Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. *Quorum*. At each meeting of stockholders, except where otherwise provided by law or the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. Shares entitled to vote as a separate class or series may take action on a matter at a meeting only if a quorum of those shares is present. For purposes of the foregoing, where a separate vote by class or classes or a series or multiple series is required for any matter, the holders of a majority in voting power of the outstanding shares of such class or classes or a series or multiple series, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. In the absence of a quorum of the holders of any class or series of stock entitled to vote on a matter, the holders of such class or series so present or represented may, by majority vote, adjourn the meeting of such class or series with respect to that matter from time to time in the manner provided by Section 1.4 of these Bylaws until a quorum of such class or series shall be so present or represented. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. *Organization*.

1.6.1. The chairman of the annual or any special meeting of the stockholders shall be the Chairman of the Board of Directors, or in the absence of the Chairman, any person designated by the Board of Directors. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as the secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

1.6.2. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the adjournment of any meeting, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls. The chairman of the meeting shall have absolute authority over matters of procedure and there shall be no appeal from the ruling of the chairman.

1.6.3. If disorder shall arise that prevents continuation of the legitimate business of the meeting, the chairman may announce the adjournment of the meeting and quit the chair and upon the chairman so doing the meeting is immediately adjourned.

1.6.4. The chairman may ask or require that anyone who is not a bona fide stockholder or proxyholder leave the meeting.

Section 1.7. *Inspectors*. Prior to any meeting of stockholders, the Board of Directors may, and shall if required by law, appoint one or more inspectors to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at the meeting of stockholders, the person presiding at the meeting may, and shall if required by law, appoint one or more inspectors to act at the meeting. The inspectors need not be stockholders of the Corporation, and any director or officer of the Corporation may be an inspector on any matter other than a vote for or against such director's or officer's election to any position with the Corporation or on any other matter in which such officer or director may be directly interested. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons to assist them in the performance of their duties. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law.

Section 1.8. *Voting; Proxies; Nominations; Stockholder Proposals.*

1.8.1. Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or represented by proxy at such meeting shall so determine. Except where applicable law, the Certificate of Incorporation or these Bylaws require a different vote, if a quorum exists, action on a matter other than the election of directors is approved if the votes cast favoring the action exceed the votes cast opposing the action. In an election of directors, a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote for directors is required in order to elect a director.

1.8.2. The voting rights of shares of Common Stock shall only be as required by applicable law or the Certificate of Incorporation.

1.8.3. Nomination of persons to stand for election to the Board of Directors at any annual or special stockholders meeting may be made by the holders of the Corporation's Common Stock only if written notice of such stockholder's intent to make such nomination has been given to the Secretary of the Company not later than 30 days prior to the meeting.

1.8.4. At any meeting of stockholders, a resolution or motion shall be considered for vote only if the proposal is brought properly before the meeting, which shall be determined by the chairman of the meeting in accordance with the following provisions:

1.8.4.1 Notice required by these Bylaws and by all applicable federal or state statutes or regulations shall have been given to, or waived by, all stockholders entitled to vote on such proposal. In the event notice periods of different lengths apply to the same proposed action under different laws or regulations, appropriate notice shall be deemed given if there is compliance with the greater of all applicable notice requirements.

1.8.4.2 Proposals may be made by the Board of Directors as to matters affecting holders of any class of stock issued by the Corporation. Proposals may also be made by the holders of shares of Common Stock.

1.8.4.3 Any proposal made by the Board of Directors or the holders of shares of Common Stock may be made at any time prior to or at the meeting if only the holders of Common Stock are entitled to vote thereon.

1.8.4.4 Holders of Common Stock may only make a proposal with respect to which such holders are entitled to vote. Any proposal on which holders of Common Stock are entitled to vote and concerning which proxies may be solicited by the proponent or by management shall be filed with the Secretary by such dates as may be required by the federal securities proxy rules promulgated by the Securities and Exchange Commission.

1.8.4.5 Any stockholder who gives notice of any stockholder proposal shall deliver therewith the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation beneficially owned by such stockholder and any financial interest of such stockholder in the proposal (other than as a stockholder).

Section 1.9. *Fixing Date for Determination of Stockholders of Record.*

1.9.1. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

1.9.2. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

1.9.3. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.10. *List of Stockholders Entitled to Vote.* The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list of stockholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law (a) the stock ledger shall be the only evidence as to who are the stockholders entitled by this Section 1.10 to examine the list of stockholders required by this Section 1.10 or to vote in person or by proxy at any meeting of stockholders and (b) failure to prepare or make available the list of stockholders shall not affect the validity of actions taken at the meeting.

Section 1.11. *Consent of Stockholders in Lieu of Meeting.* Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective unless, within sixty days of the earliest dated consent delivered to the Corporation in the manner provided by the previous sentence, written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner provided by the previous sentence. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by law, be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 1.12. *Meeting by Remote Communication.* If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1. *Powers; Number; Qualifications.* The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation. The Board of Directors shall consist of not less than one member, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors must be natural persons at least eighteen years of age but need not be stockholders of the Corporation.

Section 2.2. *Election; Term of Office; Resignation; Removal; Newly Created Directorships; Vacancies; Director Emeritus.*

2.2.1. *Election; Term of Office.* The Board of Directors shall be elected at each annual meeting of stockholders by the holders of the Common Stock. Each director shall hold office until his or her successor is elected and qualified or until his or her death, earlier resignation, removal or disqualification.

2.2.2. *Resignation.* Any director may resign at any time upon notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective.

2.2.3. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, by holders of a majority of the voting power of the outstanding shares of the Common Stock. A vacancy on the Board of Directors caused by any such removal may be filled by a majority of the remaining directors at any time before the end of the unexpired term.

2.2.4. *Newly Created Directorships; Vacancies.* Unless otherwise provided in the Certificate of Incorporation or these Bylaws, newly created directorships resulting from any increase in the authorized number of directors between annual meetings shall be filled by the affirmative vote of a majority of the remaining members of the Board of Directors even if the remaining directors constitute less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office.

Section 2.3. *Annual and Regular Meetings.* The Board of Directors shall hold its annual meeting without notice on the same day and the same place as, but just following, the annual meeting of the holders of Common Stock, or at such other date, time and place as may be determined by the Board of Directors. Regular meetings of the Board of Directors shall be held without notice at such dates, times and places as may be determined by the Board of Directors by resolution.

Section 2.4. *Special Meetings; Notice.*

2.4.1. Special meetings of the Board of Directors may be held, with proper notice, upon the call of the Chairman of the Board of Directors or by at least two members of the Board of Directors at such time and place as specified in the notice.

2.4.2. Notice of the date, time and place of each special meeting of the Board of Directors shall be given to each director at least 24 hours prior to such meeting. The notice of a special meeting of the Board of Directors need not state the purposes of the meeting. Notice to each director of any special meeting may be given in person; by telephone, telegraph, teletype, electronically transmitted facsimile, or other means of wire or electronic transmission; or by mail or private carrier. Oral notice to a director of any special meeting is effective when communicated. Written notice to a director of any special meeting is effective at the earliest of: (i) the date received; (ii) five days after it is mailed; or (iii) the date shown on the return receipt if mailed by registered or certified mail, return receipt requested, if the return receipt is signed by or on behalf of the director to whom the notice is addressed.

Section 2.5. *Participation in Meetings by Conference Telephone Permitted.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, directors or members of any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or of such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Bylaw shall constitute presence in person at such meeting.

Section 2.6. *Quorum; Vote Required for Action.* At all meetings of the Board of Directors one-third of the directors then in office shall constitute a quorum for the transaction of business at such meeting. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In case at any meeting of the Board of Directors a quorum shall not be present, a majority of the directors present may, without notice other than announcement at the meeting, adjourn the meeting from time to time until a quorum can be obtained.

Section 2.7. *Organization.* The Board of Directors shall elect a Chairman of the Board of Directors from among its members. If the Board of Directors deems it necessary, it may elect a Vice-Chairman of the Board of Directors from among its members to perform the duties of the Chairman of the Board of Directors in such chairman's absence and such other duties as the Board of Directors may assign. The Chairman of the Board of Directors or, in his absence, the Vice-Chairman of the Board of Directors, or in his absence, any director chosen by a majority of the directors present, shall act as chairperson of the meetings of the Board of Directors. The Secretary, any Assistant Secretary, or any other person appointed by the chairperson shall act as secretary of each meeting of the Board of Directors.

Section 2.8. *Action by Directors Without a Meeting.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission are filed with the minutes of proceedings of the Board of Directors or committee. Such filings shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9. *Compensation of Directors.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall determine and fix the compensation, if any, and the reimbursement of expenses which shall be allowed and paid to the directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity or any of its subsidiaries in any other capacity and receiving proper compensation therefore.

ARTICLE III

COMMITTEES

Section 3.1. *Committees.* The Board of Directors may, by a vote of the majority of the directors then in office, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 3.2. *Committee Rules*. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws. Each committee shall prepare minutes of its meetings which shall be delivered to the Secretary of the Corporation for inclusion in the Corporation's records.

ARTICLE IV

OFFICERS

Section 4.1. *Officers; Election*. The Board of Directors shall, annually or at such times as the Board of Directors may designate, appoint a President, a Secretary and a Treasurer, and elect from among its members a Chairman. The Board of Directors may also appoint one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. The Board of Directors may delegate, by specific resolution, to an officer the power to appoint other specified officers or assistant officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws provide otherwise. Each officer shall be a natural person who is eighteen years of age or older.

Section 4.2. *Term of Office; Resignation; Removal; Vacancies*. Unless otherwise provided in the resolution of the Board of Directors appointing any officer, each officer shall hold office until the next annual meeting of the Board of Directors at which his or her successor is appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the appointment of an officer shall not of itself create contractual rights. The Board of Directors may also delegate to an officer the power to remove other specified officers or assistant officers. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors. An officer appointed to fill a vacancy shall serve for the unexpired term of such officer's predecessor, or until such officer's earlier death, resignation or removal.

Section 4.3. *Temporary Delegation of Duties*. In the case of the absence of any officer, or his inability to perform his duties, or for any other reason deemed sufficient by the Board of Directors, the Board of Directors may delegate the powers and duties of such officer to any other officer or to any director temporarily, provided that a majority of the directors then in office concur and that no such delegation shall result in giving to the same person conflicting duties.

Section 4.4. *Chairman*. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Board of Directors or as may be provided by law.

Section 4.5. *Chief Executive Officer.* The Chief Executive Officer (the "CEO"), if one is appointed by the Board of Directors, shall perform all duties customarily delegated to the chief executive officer of a corporation and such other duties as may from time to time be assigned to the CEO by the Board of Directors and these Bylaws.

Section 4.6. *President.* If there is no separate CEO, the President shall be the CEO of the Corporation; otherwise, the President shall be responsible to the CEO for the day-to-day operations of the Corporation. The President shall have general and active management of the business of the Corporation; shall see that all orders and resolutions of the Board of Directors are carried into effect; and shall perform all duties as may from time to time be assigned by the Board of Directors or the CEO.

Section 4.7. *Vice Presidents.* The Vice President or Vice Presidents shall have such powers and shall perform such duties as may, from time to time, be assigned to him or her or them by the Board of Directors, the CEO or the President or as may be provided by law.

Section 4.8. *Secretary.* The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees thereof in a book to be kept for that purpose, shall authenticate records of the Corporation, shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law, shall be custodian of the records of the Corporation, may affix the corporate seal to any document the execution of which, on behalf of the Corporation, is duly authorized, and when so affixed may attest the same, and, in general, shall perform all duties incident to the office of secretary of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board of Directors, the CEO or the President or as may be provided by law.

Section 4.9. *Treasurer.* The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation and shall deposit or cause to be deposited, in the name of the Corporation, all moneys or other valuable effects in such banks, trust companies or other depositories as shall, from time to time, be selected by or under authority of the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties, with such surety or sureties as the Board of Directors may determine. The Treasurer shall keep or cause to be kept full and accurate records of all receipts and disbursements in books of the Corporation, shall maintain books of account and records and exhibit such books of account and records to any of the directors of the Corporation at any reasonable time, shall receive and give receipts for monies due and payable to the Corporation from any source whatsoever, shall render to the CEO, the President and to the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and, if called to do so, make a full financial report at the annual meeting of the stockholders, and, in general, shall perform all the duties incident to the office of treasurer of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board of Directors, the CEO or the President or as may be provided by law.

Section 4.10. *Assistant Secretaries and Assistant Treasurers.* The Assistant Secretaries and Assistant Treasurers, if any, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President, the CEO or the Board of Directors. In the absence or at the request of the Secretary or the Treasurer, the Assistant Secretaries or Assistant Treasurers, respectively, shall perform the duties and exercise the powers of the Secretary or Treasurer, as the case may be.

Section 4.11. *Other Officers.* The other officers, if any, of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in a resolution of the Board of Directors which is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:27 PM 05/08/2013
FILED 01:27 PM 05/08/2013
SRV 130543712 - 4819797 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Accelerated Acquisitions XII, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " First " so that, as amended, said Article shall be and read as follows:

The name of the Corporation is being changed to: The Real Hip-Hop Network, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7 day of May, 2013.

By: [signature]
Authorized Officer

Title: President

Name: Afonn F. Muhammad
Print or Type

Section 4.12. Compensation. The salaries and other compensation of the officers shall be fixed or authorized from time to time by the Board of Directors. No officer shall be prevented from receiving such salary or other compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V

STOCK

Section 5.1. *Stock Certificates and Uncertificated Shares.* The shares of stock in the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares of stock registered in certificate form owned by such holder. Any and all the signatures on the certificate may be by a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.2. *Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.* The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond in such form and amount (not exceeding twice the value of the stock represented by such certificate) and with such surety and sureties as the secretary may require in order to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3. *Transfer of Stock.* Subject to any transfer restrictions set forth or referred to on the stock certificate or of which the Corporation otherwise has notice, shares of the Corporation shall be transferable on the books of the Corporation upon presentation to the Corporation or to the Corporation's transfer agent of a stock certificate signed by, or accompanied by an executed assignment form, the holder of record thereof, his duly authorized legal representative, or other appropriate person as permitted by the DGCL. The Corporation may require that any transfer of shares be accompanied by proper evidence reasonably satisfactory to the Corporation or to the Corporation's transfer agent that such endorsement is genuine and effective. Upon presentation of shares for transfer as provided above, the payment of all taxes, if any, therefor, and the satisfaction of any other requirement of law, including inquiry into and discharge of any adverse claims of which the Corporation has notice, the Corporation shall issue a new certificate to the person entitled thereto and cancel the old certificate. Every transfer of stock shall be entered on the stock books of the Corporation to accurately reflect the record ownership of each share. The Board of Directors also may make such additional rules and regulations as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the capital stock of the Corporation.

Section 5.4. *Preferred Stock.* Shares of preferred stock shall be issued by the Corporation only after filing a Preferred Stock Designation described in paragraph (c) of the Fourth Article of the Corporation's Certificate of Incorporation with the Delaware Secretary of State and satisfying all other requirements of the Certificate of Incorporation and the DGCL with respect thereto.

Section 5.5. *Holders of Record.* The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as may be allowed by these Bylaws or required by the laws of Delaware.

ARTICLE VI

EXECUTION OF INSTRUMENTS; CHECKS AND ENDORSEMENTS; DEPOSITS; ETC.

Section 6.1. *Execution of Instruments.* Except as otherwise provided by the Board of Directors, the Chairman, the CEO, the President, any Vice President, the Treasurer or the Secretary shall have the power to execute and deliver on behalf of and in the name of the Corporation any instrument requiring the signature of an officer of the Corporation. Unless authorized to do so by these Bylaws or by the Board of Directors, no assistant officer, agent or employee shall have any power or authority to bind the Corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

Section 6.2. *Checks and Endorsements.* All checks, drafts or other orders for the payment of money, obligations, notes or other evidences of indebtedness issued in the name of the Corporation and other such instruments shall be signed or endorsed for the Corporation by such officers or agents of the Corporation as shall from time to time be determined by resolution of the Board of Directors, which resolution may provide for the use of facsimile signatures.

Section 6.3. *Deposits.* All funds of the Corporation not otherwise employed shall be deposited from time to time to the Corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the Board of Directors, which resolution may specify the officers or agents of the Corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the Corporation or its order.

Section 6.4. *Voting of Securities and Other Entities.* Unless otherwise provided by resolution of the Board of Directors, the Chairman, Chief Executive Officer, or the President, or any officer designated in writing by any of them, is authorized to attend in person, or may execute written instruments appointing a proxy or proxies to represent the Corporation, at all meetings of any corporation, partnership, limited liability company, association, joint venture, or other entity in which the Corporation holds any securities or other interests and may execute written waivers of notice with respect to any such meetings. At all such meetings, any of the foregoing officers, in person or by proxy as aforesaid and subject to the instructions, if any, of the Board of Directors, may vote the securities or interests so held by the Corporation, may execute any other instruments with respect to such securities or interests, and may exercise any and all rights and powers incident to the ownership of said securities or interests. Any of the foregoing officers may execute one or more written consents to action taken in lieu of a formal meeting of such corporation, partnership, limited liability company, association, joint venture, or other entity.

ARTICLE VII

DIVIDENDS AND OTHER DISTRIBUTIONS

Section 7.1. *Dividends and Other Distributions.* Subject to the provisions of the DGCL, dividends and other distributions may be declared by the Board of Directors in such form, frequency and amounts as the condition of the affairs of the Corporation shall render advisable.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. *Fiscal Year.* The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 8.2. *Seal.* The Corporation may have a corporate seal and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. The impression of the seal may be made and attested by either the Secretary or any Assistant Secretary for the authentication of contracts or other papers requiring the seal.

Section 8.3. *Waiver of Notice of Meetings of Stockholders, Directors and Committees.* Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except (i) in the case when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) in the case when the person attends the meeting for the purpose of objecting to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of the meeting, the person objects to considering the matter when it is presented. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Section 8.4. *Indemnification of Directors and Officers.*

8.4.1. *Directors and Officers.* The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (a "Covered Person"), against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

8.4.2. *Prepayment of Expenses.* The Corporation shall to the fullest extent not prohibited by applicable law promptly pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by such Covered Person to repay all amounts advanced if it should be ultimately determined that such Covered Person is not entitled to be indemnified under this Section 8.4 or otherwise.

8.4.3. *Nonexclusivity of Rights.* The rights conferred on any Covered Person by this Section 8.4 shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

8.4.4. *Other Sources.* The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

8.4.5. *Amendment or Repeal.* Any repeal or modification of the foregoing provisions of this Section 8.4 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

8.4.6. *Other Indemnification and Prepayment of Expenses.* This Section 8.4 shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify persons other than Covered Persons and to advance expenses to such other persons when and as authorized by appropriate corporate action.

8.4.7. *Insurance.* The Corporation may purchase and maintain insurance on behalf of any person that the Corporation is permitted to indemnify in accordance with these Bylaws against any liability asserted against any such person and incurred by such person whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL. Any such insurance may be procured from any insurance company designated by the Board of Directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the Corporation has an equity interest through stock ownership or otherwise.

8.4.8. *Selection of Counsel.* Notwithstanding any other provision of this Section 8.4, the Corporation may condition the right to indemnification of, and the advancement of expenses to, a Covered Person on its right to select legal counsel representing such Covered Person on the terms of this Subsection 8.4.8. The Corporation shall have the right to select counsel for any Covered Person in any legal action that may give rise to indemnification under this Section 8.4 provided that: (a) the Corporation consults with the Covered Person seeking indemnification with respect to the selection of competent legal counsel; and (b) the Corporation pays all reasonable fees and costs incurred by the attorney in defending the Covered Person (subject to the Corporation's right to recover such fees and costs if it is determined at the conclusion of the action, suit or proceeding that there is no right of indemnification). Notwithstanding any other provision of this Section 8.4, the Corporation shall not be responsible for indemnification of, or the advancement of expenses to, any Covered Person who declines to use counsel reasonably selected by the Corporation as provided in this Subsection 8.4.8. Counsel shall be deemed to be reasonably selected by the Corporation if such counsel is a competent attorney who can independently represent the Covered Person consistent with the applicable ethical standards of the Code of Professional Responsibility.

Section 8.5. *Interested Directors; Quorum.* No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director's or officer's votes are counted for such purpose, if: (1) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 8.6. *Form of Records.* Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 8.7. *Record of Stockholders.* The Secretary shall maintain, or shall cause to be maintained, a record of the names and addresses of the Corporation's stockholders, in a form that permits preparation of a list of stockholders that is arranged by class of stock entitled to vote and, within each such class, by series of shares, that is alphabetical within each class or series, and that shows the address of, and the number of shares of each class or series held by, each stockholder.

Section 8.8. *Addresses of Stockholders.* Each stockholder shall furnish to the Secretary of the Corporation or the Corporation's transfer agent an address to which notices from the Corporation, including notices of meetings, may be directed and if any stockholder shall fail so to designate such an address, it shall be sufficient for any such notice to be directed to such stockholder at such stockholder's address last known to the Secretary or transfer agent.

Section 8.9. *Amendment of Bylaws.* The Board of Directors is authorized to adopt, amend or repeal these Bylaws at any annual meeting of the Board of Directors or any other meeting called for that purpose. The holders of shares of Common Stock entitled to vote also may adopt additional Bylaws and may amend or repeal any Bylaw, whether or not adopted by them, at an annual stockholders meeting or a special meeting called, wholly or in part, for such purpose. The power of the Board of Directors to adopt, amend or repeal Bylaws may be limited by an amendment to the Certificate of Incorporation or an amendment to the Bylaws adopted by the holders of Common Stock that provides that a particular Bylaw or Bylaws may only be adopted, amended or repealed by the holders of Common Stock.

EXHIBIT D:

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